TRADUCCION PUBLICA

Grupo Financiero Galicia
S.A.
"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public
Offering"

Financial Statements
For the fiscal years
ended December 31, 2003 and 2002

                         Grupo Financiero Galicia S.A.
  "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                               Table of Contents
                   Financial Statements and Auditors' Report
                  For the fiscal years ended December 31, 2003
                                    and 2002
                  Report of the Supervisory Syndics Committee
                  For the fiscal year ended December 31, 2003.
                             System established by
     Technical Regulations (N.T.2001) of the National Securities Commission

Heading                                                                        3

Consolidated Statement of Financial Condition                                  4

Consolidated Memorandum Accounts                                               7

Consolidated Income Statement                                                  8

Consolidated Statement of Cash Flows                                          10

Notes to Consolidated Financial Statements                                    11

Statement of Financial Condition                                              58

Income Statement                                                              59

Statement of Changes in Shareholders' Equity                                  60

Statement of Cash Flows                                                       61

Notes to Financial Statements                                                 62

Schedules                                                                    109

Information  required in addition to the Notes to Financial
Statements by Section 68 of the Buenos Aires Stock
Exchange regulations                                                         116

Supplementary  and  Explanatory  Statement by the Board of
Directors required by Section 2 of the  Accounting
Documentation Rules of the Cordoba Stock Exchange Regulations                119

Informative Review                                                           122

Report of the Supervisory Syndics Committee

Auditors` Report

Name:                                        Grupo Financiero Galicia S.A.
                                             "Corporation which has not adhered
                                             to the Optional System for the
                                             Mandatory Acquisition of Shares in
                                             a Public Offering"

Legal domicile:                              Tte. Gral. Juan D. Peron  N(0) 456-
                                             Piso 2(0)
                                             Autonomous City of Buenos Aires

Principal line of business:                  Financial and Investment activities

5th fiscal year
For the 5th fiscal year ended December 31, 2003,
Presented in comparative format with the previous fiscal year

DATE OF REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE

By-laws:                                     September 30, 1999

Date of more recent amendment to By-laws:    August 22, 2003

Registration number with the Corporation
Control Authority:                           8,569

Sequential Number - Corporation Control
Authority:                                   1,671,058

Date of expiry of the Company's by-laws:     June 30, 2100

Name of Controlling Company:                 EBA HOLDING S.A.

Principal line of business:                  Financial and Investment activities

Interest held by the Controlling Company
in the Shareholders' equity as of
December 31, 2003:                           25.74%

Percentage of votes to which the
Controlling Company is entitled as of
December 31, 2003:                           63.42%

========================================================================================================
               CAPITAL STATUS as of December 31, 2003 (Note 8 to the Financial Statements)
                               (figures stated in thousands of US dollars)
--------------------------------------------------------------------------------------------------------
                                                 Shares
--------------------------------------------------------------------------------------------------------
                                                Voting rights per
    Number                     Type                   share              Subscribed              Paid up
--------------------------------------------------------------------------------------------------------
                     Ordinary  class "A", face
  281,221,650        value of 0.0003                    5                  95,980                 95,980
--------------------------------------------------------------------------------------------------------
                     Ordinary  class "B", face
  811,185,367        value of 0.0003                    1                 276,855                276,855
--------------------------------------------------------------------------------------------------------
1,092,407,017                                                             372,835                372,835
========================================================================================================

                          Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                      Supplementary Accounting Information
                 Consolidated Statement of Financial Condition
                        as of December 31, 2003 and 2002
                  (figures stated in thousands of US dollars)

=============================================================================================================================
                                                                                       12.31.03              12.31.02
                                                                                  -------------------------------------------
 ASSETS
                                                                                  -------------------------------------------
 A.   CASH AND DUE FROM BANKS                                                                281,962               196,873
                                                                                  -------------------------------------------
      -Cash                                                                                  136,757                85,399
      -Banks and correspondents                                                              144,916               111,261
      -Others                                                                                    289                   213
                                                                                  -------------------------------------------
 B.   GOVERNMENT AND CORPORATE SECURITIES                                                    989,796               624,519
                                                                                 --------------------------------------------
      -Holdings of investment account securities                                             848,164               570,963
      -Holdings of trading securities                                                        111,915                 2,621
      -Unlisted government securities                                                         29,429                50,061
      -Investments in listed corporate securities                                              1,007                 3,220
      -Allowances                                                                              (719)               (2,346)
                                                                                  -------------------------------------------
 C.   LOANS                                                                                3.748.724             3,645,791
                                                                                  -------------------------------------------
      -To the non-financial public sector                                                  2,662,304             2,624,581
      -To the financial sector                                                                66,448                46,010
      -To the non-financial private sector and residents abroad                            1,421,786             1,549,205
        -Overdrafts                                                                           74,711                77,469
        -Notes                                                                               473,640               527,053
        -Mortgage loans                                                                      245,595               294,868
        -Pledge loans                                                                         18,650                65,370
        -Consumer loans                                                                       18,831                40,951
        -Credit cards                                                                        279,467               199,640
        -Others                                                                              133,417               140,627
        -Accrued Interest and quotation differences receivable                               178,526               207,671
        -Documented interest                                                                   (848)               (3,697)
        -Unallocated collections                                                               (203)                 (747)
      -Allowances for loan losses                                                          (401,814)             (574,005)
                                                                                  -------------------------------------------
 D.   OTHER RECEIVABLES RESULTING FROM FINANCIAL BROKERAGE                                 2,115,156             3,158,942
                                                                                  -------------------------------------------
      -Argentine Central Bank                                                                 23,838                19,081
      -Amounts receivable for spot and forward sales to be settled                                 -                   656
      -Securities receivable under spot and forward purchases to be settled                       47                   230
      -Unlisted negotiable obligations                                                        35,424                45,159
      -Other receivables not included in the debtor classification regulations             1,957,837             2,862,737
      -Other receivables included in the debtor classification regulations                   105,255               235,452
      -Accrued interest receivable not included in the debtor classification
       regulations                                                                            27,016                 2,454
      -Accrued interest receivable included in the debtor classification
       regulations                                                                               554                 8,305
      -Allowances                                                                           (34,815)              (15,132)
=============================================================================================================================

The accompanying Notes 1 to 20 are an integral part of these financial statements.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                      Supplementary Accounting Information
                 Consolidated Statement of Financial Condition
                        as of December 31, 2003 and 2002
                  (figures stated in thousands of US dollars)

==============================================================================================================================
                                                                                         12.31.03             12.31.02
                                                                                   -------------------------------------------
 E.   ASSETS UNDER FINANCIAL LEASES                                                            8,400                 7,727
                                                                                   -------------------------------------------
      -Assets under financial leases                                                          10,040                 8,567
      -Allowances                                                                             (1,640)                 (840)
                                                                                   -------------------------------------------
 F.   EQUITY INTERESTS IN OTHER COMPANIES
                                                                                              29,715                35,582
                                                                                   -------------------------------------------
      -In financial institutions                                                               1,027                 1,190
      -Others                                                                                 48,435                52,426
      -Allowances                                                                            (19,747)              (18,034)
                                                                                   -------------------------------------------
 G.   MISCELLANEOUS RECEIVABLES                                                              160,509               113,330
                                                                                   -------------------------------------------
      -Receivables for assets sold                                                                63                   226
      -Shareholders                                                                              745                     -
      -Others                                                                                155,189               123,072
      -Accrued interest on receivables for assets sold                                            14                     1
      -Other accrued interest and adjustments receivable                                      22,886                    57
      -Allowances                                                                            (18,388)              (10,026)
                                                                                   -------------------------------------------
 H.   FIXED ASSETS                                                                           176,632               194,701
                                                                                   -------------------------------------------
 I.   MISCELLANEOUS ASSETS                                                                    53,958                63,059
                                                                                   -------------------------------------------
 J.   INTANGIBLE ASSETS                                                                      248,143               109,880
                                                                                   -------------------------------------------
      -Goodwill                                                                               47,673                58,152
      -Organization and development expenses                                                 200,470                51,728
                                                                                   -------------------------------------------
 K.   UNALLOCATED ITEMS                                                                          885                 8,134
                                                                                   -------------------------------------------
      TOTAL ASSETS                                                                         7,813,880             8,158,538
                                                                                   ===========================================

==============================================================================================================================

The accompanying Notes 1 to 20 are an integral part of these financial statements.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                      Supplementary Accounting Information
                 Consolidated Statement of Financial Condition
                        as of December 31, 2003 and 2002
                  (figures stated in thousands of US dollars)

=================================================================================================================================
                                                                                            12.31.03              12.31.02
                                                                                      -------------------------------------------
 LIABILITIES
                                                                                      -------------------------------------------
 L.   DEPOSITS                                                                                 1,905,800            1,777,937
                                                                                      -------------------------------------------
      -Non-financial public sector                                                                 4,236                2,671
      -Financial sector                                                                            6,642                1,005
      -Non-financial private sector and residents abroad                                       1,894,922            1,774,261
       -Current accounts                                                                         397,168              246,878
       -Savings accounts                                                                         279,484              192,446
       -Time deposits                                                                            968,765              827,015
       -Investment accounts                                                                           63                    -
       -Others                                                                                   182,125              379,168
       -Accrued interest and quotation differences payable                                        67,317              128,754
                                                                                      -------------------------------------------
 M.   OTHER LIABILITIES RESULTING FROM FINANCIAL BROKERAGE                                     5,153,385            5,587,361
                                                                                      -------------------------------------------
      -Argentine Central Bank                                                                  2,775,734            2,766,574
       -Rediscounts to cover lack of  liquidity                                                1,904,429            1,860,027
       -Others                                                                                   871,305              906,547
      -Banks and international entities                                                          933,611            1,086,931
      -Unsubordinated negotiable obligations                                                     816,692            1,182,437
      -Amounts payable for spot and forward purchases to be settled                                    -                  728
      -Securities to be delivered under spot and forward sales to be settled                      33,995               42,502
      -Loans from domestic financial institutions                                                 44,970               68,693
      -Others                                                                                    342,616              344,192
      -Accrued interest and quotation differences payable                                        205,767               95,304
                                                                                      -------------------------------------------
 N.   MISCELLANEOUS LIABILITIES                                                                   80,365               87,629
                                                                                      -------------------------------------------
      -Dividends payable                                                                              16                   16
      -Fees                                                                                          460                  755
      -Others                                                                                     79,265               86,856
      -Adjustments and accrued interest payable                                                      624                    2
                                                                                      -------------------------------------------
 O.   PROVISIONS                                                                                 141,596              114,184
                                                                                      -------------------------------------------
 P.   UNALLOCATED ITEMS                                                                              900                3,562
                                                                                      -------------------------------------------
MINORITY INTEREST IN CONSOLIDATED ENTITIES OR COMPANIES                                           32,743               28,603
                                                                                      -------------------------------------------
TOTAL LIABILITIES                                                                              7,314,789            7,599,276
                                                                                      ===========================================
SHAREHOLDERS' EQUITY                                                                             499,091              559,262
                                                                                      -------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                                     7,813,880            8,158,538
=================================================================================================================================

The accompanying Notes 1 to 20 are an integral part of these financial statements.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                  Acquisition of Shares in a Public Offering"
                      Supplementary Accounting Information
                        Consolidated Memorandum Accounts
                        as of December 31, 2003 and 2002
                  (figures stated in thousands of US dollars)

==============================================================================================================================
                                                                                         12.31.03             12.31.02
                                                                                   -------------------------------------------
  DEBIT                                                                                      8,122,804            8,583,199
                                                                                   ===========================================
  CONTINGENT                                                                                 5,664,952            5,900,972
                                                                                   -------------------------------------------
  Guarantees received                                                                        3,476,009            3,764,766
  Contingencies re. Contra items                                                             2,188,943            2,136,206
                                                                                   -------------------------------------------
  CONTROL                                                                                    2,376,541            2,650,943
                                                                                   -------------------------------------------
  Uncollectible loans                                                                          318,078              271,928
  Others                                                                                     2,002,986            2,335,147
  Control re. contra items                                                                      55,477               43,868
                                                                                   -------------------------------------------
  DERIVATIVES                                                                                   56,454                4,944
                                                                                   -------------------------------------------
  "Notional" value of put options bought                                                             -                4,084
  Derivatives re. contra items                                                                  56,454                  860
                                                                                   -------------------------------------------
  TRUST ACCOUNTS                                                                                24,857               26,340
                                                                                   -------------------------------------------
  Trust funds                                                                                   24,857               26,340
                                                                                   -------------------------------------------
  CREDIT                                                                                     8,122,804            8,583,199
                                                                                   ===========================================
                                                                                   -------------------------------------------
  CONTINGENT                                                                                 5,664,952            5,900,972
                                                                                   -------------------------------------------
  Loans granted (unused balances)                                                               75,397               58,375
  Guarantees provided to the Argentine Central Bank                                          1,934,057            1,922,802
  Other guarantees provided included in the debtor classification regulations                   80,005               92,471
  Other guarantees provided not included in the debtor classification regulations               91,715                9,735
  Others included in the debtor classification regulations                                          26                    -
  Others not included in the debtor classification regulations                                  11,358               52,823
  Contingencies re. Contra items                                                             3,472,394            3,764,766
                                                                                   -------------------------------------------
  CONTROL                                                                                    2,376,541            2,650,943
                                                                                   -------------------------------------------
  Valuables to be credited                                                                      55,425               43,805
  Others                                                                                            52                   62
  Control re. contra items                                                                   2,321,064            2,607,076
                                                                                   -------------------------------------------
  DERIVATIVES                                                                                   56,454                4,944
                                                                                   -------------------------------------------
  "Notional" value of call options written                                                           -                    -
  "Notional" value of put options written                                                       56,454                  860
  Derivatives re. contra items                                                                       -                4,084
                                                                                   -------------------------------------------
  TRUST ACCOUNTS                                                                                24,857               26,340
                                                                                   -------------------------------------------
  Trust liabilities re. Contra items                                                            24,857               26,340
==============================================================================================================================

The accompanying Notes 1 to 20 are an integral part of these financial statements.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                      Supplementary Accounting Information
                         Consolidated Income Statement
                              For the fiscal year
             commenced January 1, 2003 and ended December 31, 2003
         presented in comparative format with the previous fiscal year
                  (Figures stated in thousands of US dollars)

==============================================================================================================================
                                                                                        12.31.03              12.31.02
                                                                                  --------------------------------------------
 A.   FINANCIAL INCOME                                                                       574,043            1,978,727
                                                                                  --------------------------------------------
      Interest on cash and due from banks                                                         23                  809
      Interest on loans to the financial sector                                               34,508               29,632
      Interest on overdraft facilities                                                        13,243               46,703
      Interest on notes                                                                       65,808               75,362
      Interest on mortgage loans                                                              32,366               42,806
      Interest on pledge loans                                                                 3,998               20,373
      Interest on credit card loans                                                           43,523               60,479
      Interest on other loans                                                                  9,859               39,733
      Interest on other receivables resulting from financial brokerage                        33,673               77,808
      Net income from government and corporate securities                                     44,084              206,407
      Net income from secured loans - Decree 1387/01                                          76,084               76,358
      Adjustment from application of adjusting index (CER)                                   196,855            1,161,362
      Adjustment from application of salary variation index (CVS)                             11,945                    -
      Others                                                                                   8,074              140,895
                                                                                  --------------------------------------------
 B.   FINANCIAL EXPENSES                                                                     512,936            1,556,453
                                                                                  --------------------------------------------
      Interest on current account deposits                                                     1,037                5,995
      Interest on savings account deposits                                                     1,039                2,780
      Interest on time  deposits                                                              68,862               99,608
      Interest on loans from financial sector                                                  2,306                9,037
      Interest on other liabilities resulting from financial brokerage                       116,234              222,880
      Other interest                                                                         139,510              547,909
      Net loss on options                                                                          -                   90
      Adjustment from application of adjusting index (CER)                                    64,004              592,030
      Others                                                                                 119,944               76,124
                                                                                  --------------------------------------------
      GROSS BROKERAGE MARGIN                                                                  61,107              422,274
                                                                                  ============================================
 C.   PROVISIONS FOR  LOAN LOSSES                                                             97,757              562,654
                                                                                  --------------------------------------------
 D.   INCOME FROM SERVICES                                                                   147,357              176,118
                                                                                  --------------------------------------------
      Linked with lending transactions                                                        46,442               48,600
      Linked with borrowing transactions                                                      39,647               51,155
      Other commissions                                                                        3,190                4,919
      Others                                                                                  58,078               71,444
                                                                                  --------------------------------------------
 E.   EXPENSES FOR SERVICES                                                                   24,013               47,999
                                                                                  --------------------------------------------
      Commissions                                                                             12,026               34,251
      Others                                                                                  11,987               13,748
==============================================================================================================================
      MONETARY RESULT OF FINANCIAL BROKERAGE                                                 (4,951)            (490,698)
==============================================================================================================================

The accompanying Notes 1 to 20 are an integral part of these financial statements.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                      Supplementary Accounting Information
                         Consolidated Income Statement
                              For the fiscal year
             commenced January 1, 2003 and ended December 31, 2003
         presented in comparative format with the previous fiscal year
                  (figures stated in thousands of US dollars)

==============================================================================================================================
                                                                                                  12.31.03            12.31.02
                                                                                  --------------------------------------------
 G.   ADMINISTRATIVE EXPENSES                                                                      192,275             323,384
                                                                                  ---------------------------------------------
      Personnel expenses                                                                            83,106             169,292
      Directors' and syndics' fees                                                                     654               1,104
      Other fees                                                                                     7,268               9,565
      Advertising and publicity                                                                      6,833               5,245
      Taxes                                                                                         10,173              19,714
      Other operating expenses                                                                      69,829              99,046
      Others                                                                                        14,412              19,418
                                                                                  ---------------------------------------------
      MONETARY RESULT OF OPERATING EXPENSES                                                             29               7,168
                                                                                  ---------------------------------------------
      NET LOSS ON FINANCIAL BROKERAGE                                                             (110,503)           (819,175)
                                                                                  =============================================
         RESULT OF MINORITY INTEREST                                                                (3,272)
                                                                                                                        92,004
                                                                                  ---------------------------------------------
     H.    MISCELLANEOUS INCOME                                                                    245,463              99,457
                                                                                  ---------------------------------------------
           Penalty interest                                                                          1,086               2,134
           Loans recovered and allowances reversed                                                 192,436              13,014
           Adjustment from application of adjusting index (CER)                                     18,560                 384
           Others                                                                                   33,381              83,925
                                                                                  ---------------------------------------------
     I.    MISCELLANEOUS LOSSES                                                                    204,368             263,765
                                                                                  ---------------------------------------------
           Net loss on long-term investments                                                         7,703              46,071
           Penalty interest and charges in favor of the Argentine Central Bank                          43                 220
           Provision for losses on miscellaneous receivables and other provisions                  116,410             153,341
           Adjustment from application of adjusting index (CER)                                        624                   8
           Others                                                                                   79,588              64,125
                                                                                  ---------------------------------------------
           MONETARY RESULT OF OTHER OPERATIONS                                                      (1,200)            (55,662)
                                                                                  ---------------------------------------------
           PRE-TAX NET LOSS                                                                        (73,880)           (947,141)
                                                                                  ---------------------------------------------
     K.    INCOME TAX                                                                                  201              22,669
                                                                                  =============================================
           LOSS FOR THE YEAR BEFORE ABSORPTION                                                     (74,081)           (969,810)
                                                                                  ---------------------------------------------
           ABSORPTION "AD REFERENDUM" OF SHAREHOLDERS' MEETING
           - with Unrealized valuation difference                                                        -             467,588
                                                                                  =============================================
           NET LOSS FOR THE YEAR                                                                   (74,081)           (502,222)
===============================================================================================================================

The accompanying Notes 1 to 20 are an integral part of these financial statements.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                      Supplementary Accounting Information
                      Consolidated Statement of Cash Flows
                              For the fiscal year
             commenced January 1, 2003 and ended December 31, 2003
         presented in comparative format with the previous fiscal year
                  (figures stated in thousands of US dollars)

==============================================================================================================================
                                                                                         12.31.03             12.31.02
                                                                                   -------------------------------------------
  Changes in cash
  Cash and due from banks at beginning of fiscal year                                           196,873               320,790
  Increase (decrease) in cash                                                                    85,089              (123,917)
                                                                                   -------------------------------------------
  Cash and due from banks at end of year                                                        281,962               196,873
                                                                                   ===========================================
  Reasons for changes in cash
  Financial income collected                                                                    409,591               389,533
  Income from services collected                                                                147,508                98,412
  Less:
  Financial expenses paid                                                                      (212,094)             (314,474)
  Expenses for services paid                                                                    (22,946)              (19,893)
  Administrative expenses paid                                                                 (157,603)             (177,855)
                                                                                   -------------------------------------------
  Cash provided by (used in) operations                                                         164,456               (24,277)
                                                                                   ===========================================
  Other sources of cash
  Net increase in deposits                                                                      419,261                     -
  Net increase in other liabilities resulting from financial brokerage                                -               943,244
  Net decrease in government and corporate securities                                                 -                67,870
  Net decrease in loans                                                                               -               912,662
  Net decrease in other receivables resulting from financial brokerage                           49,536                47,822
  Net decrease in other assets                                                                        -                79,752
  Other sources of cash                                                                          42,493               431,353
                                                                                   -------------------------------------------
  Total sources of cash                                                                         511,290             2,482,703
                                                                                   -------------------------------------------
  Other uses of cash
  Net increase  in government and corporate securities                                          (72,124)                    -
  Net increase in loans                                                                         (82,714)                    -
  Net increase in other assets                                                                  (36,964)                    -
  Net decrease in deposits                                                                            -            (2,106,231)
  Net decrease in other liabilities resulting from financial brokerage                         (321,222)                    -
  Net decrease in other liabilities                                                              (6,640)              (65,574)
  Cash dividends paid                                                                                 -                  (126)
  Other uses of cash                                                                            (67,892)             (249,621)
                                                                                   -------------------------------------------
  Total uses of cash                                                                           (587,556)           (2,421,552)
                                                                                   -------------------------------------------
  Monetary result of cash and due from banks                                                     (3,101)             (160,791)
==============================================================================================================================
  Increase/(Decrease)  in cash                                                                   85,089              (123,917)
==============================================================================================================================

The accompanying Notes 1 to 20 are an integral part of these financial statements.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                      Supplementary Accounting Information
                 Notes to the Consolidated Financial Statements
                              For the fiscal year
             commenced January 1, 2003 and ended December 31, 2003
         presented in comparative format with the previous fiscal year
                  (figures stated in thousands of US dollars)

NOTE 1:        ARGENTINE ECONOMIC CONTEXT

               The facts and circumstances described in Note 1 to the financial statements of Grupo Financiero Galicia S.A. are also applicable to these consolidated financial statements and, therefore, are subject to the same restrictions as those mentioned in that note.

NOTE 2:        FINANCIAL STATEMENT PRESENTATION

               The consolidated financial statements are disclosed in line with the provisions of Argentine Central Bank Communique "A" 3147 and supplementary rules regarding financial reporting requirements for the publication of quarterly and annual financial statements, observing the guidelines of Technical Pronouncements Nos. 8 and 19 of the Argentine Federation of Professional Councils in Economic Sciences (F.A.C.P.C.E.) and General Resolution No. 434/03 of the CNV. As required by the regulations mentioned above, the financial statements are presented in comparative format with the previous year. These financial statements include the balances corresponding to the operations carried out by Banco de Galicia y Buenos Aires S.A. and its subsidiaries located in Argentina and abroad and form part of the annual financial statements of that Bank as supplementary information, so they should be read in conjunction with them.

               These financial statements give recognition to the effects of the changes in the purchasing power of the currency until February 28, 2003, following the restatement method established by Technical Pronouncement No. 6 of the Argentine Federation of Professional Councils in Economic Sciences (F.A.C.P.C.E.). As established by BCRA Communique "A" 3921, Decree No. 664/2003 of the National Executive Branch and General Resolution No. 441/03 of the CNV, the Company has discontinued the application of that method and therefore, it did not recognized the effects of the variations in the purchasing power of the currency originated since March 1, 2003.

               Under professional accounting standards, application of that method remained in effect until September 30, 2003. Resolution MD No. 41/03 of the Professional Council in Economic Sciences of the Autonomous City of

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 2:        (Continued)

               Buenos Aires (C.P.C.E.C.A.B.A.) established the discontinuation of the recognition of the changes in the purchasing power of the currency since October 1, 2003.

               During the March-September 2003 period, a deflation rate of approximately 2% was recorded.

NOTE 3:        ACCOUNTING POLICIES

               Below are the most important accounting policies used in preparing the consolidated financial statements:

               a.   Financial statement consolidation

                    The statements of financial condition as of December 31, 2003 and 2002, and the income statements and statements of sources and application of funds or cash flows, as the case may be, as of December 31, 2003 and 2002 of Banco de Galicia y Buenos Aires S.A., Net Investment S.A., Galicia Warrants S.A. and Sudamericana Holding S.A. have been consolidated with those of Grupo Financiero Galicia S.A. on a line by line basis (See Note 4 to the consolidated financial statements).

                    The principal investment of the Company is its equity interest in Banco de Galicia y Buenos Aires S.A., a financial institution subject to the BCRA regulations. For this reason the Company has adopted the valuation and disclosure criteria applied by Banco de Galicia y Buenos Aires S.A..

                    Banco de Galicia y Buenos Aires S.A. financial statements include the figures corresponding to the operations of its foreign branches and subsidiaries in Argentina and abroad, as reported in their special financial statements, which have been adapted to the valuation and disclosure standards laid down by the Argentine Central Bank and professional accounting standards, except as mentioned in point c.1.e. of this Note.

                    The foreign branches' and subsidiaries' financial statements originally issued in foreign currency have been converted into pesos as follows:

                    a. Assets and liabilities have been converted into pesos applying the reference exchange rate released by the BCRA. For those assets and liabilities in US dollars or other foreign currencies

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 3:          (Continued)

                    encompassed by Decree 214 and complementary rules were converted into pesos as established by that norm.
                    b. The allotted capital was computed in the restated amounts actually disbursed.
                    c. Retained earnings were determined as the difference between assets and liabilities and the allotted capital.
                    d. The result for the year was determined as the difference between retained earnings at beginning of year, net of distributions of profits in cash, and the retained earnings at year end. Income statement account balances were converted into pesos according to the criterion described in point a. above.
                    e. The significant items arising from intercompany transactions among the consolidated entities have been eliminated from the Statement of Financial Condition and the Income Statement.
                    The financial statements of Banco de Galicia y Buenos Aires S.A. corresponding to Argentine operations have been adjusted for inflation as mentioned in Note 2, second paragraph, to the consolidated financial statements.

                    In addition, the balances of Banco de Galicia y Buenos Aires S.A.'s income statement for the previous year have been disclosed as established by Communique "A" 3800 of the Argentine Central Bank so, ad referendum of the shareholders' meeting, Banco de Galicia y Buenos Aires S.A. has absorbed the loss for that year in advance, up to the limit of the balances recorded in retained earnings and unrealized valuation difference arising from the net foreign currency position.

                    It should be noted that for purposes of disclosing the consolidated financial statements of the Company the early absorption of that loss with the balance recorded in retained earnings has not been taken into account.

                    On April 30, 2003, an Ordinary and Extraordinary Meeting of Shareholders of Banco de Galicia y Buenos Aires S.A. was held, at which the absorption of the loss for the fiscal year ended December 31, 2002, restated into currency as of February 28, 2003, was approved according to the following detail:

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 3:        (Continued)

                    with prior year retained earnings: US$ 120,725
                    with unrealized valuation difference for the net foreign currency position: US$ 499,637 with discretional reserves: US$ 115,080
                    with equity adjustment fund - technical revaluation: US$ 32,705

               b.   Consistency of accounting policies

                    The accounting policies used in preparing Galicia Warrants S.A., Net Investment S.A. and Sudamericana Holding S.A. financial statements are similar to those followed by the Company (see Note 2.c.2. to the financial statements) and Banco de Galicia y Buenos Aires S.A..

                    The principal valuation criteria observed by Banco de Galicia y Buenos Aires S.A. were as follows:

                    b.1. - Foreign currency Assets and Liabilities
                    These are stated at the US dollar rate of exchange set by the Argentine Central Bank, prevailing at the close of operations on the last business day of each month.
                    Assets and liabilities valued in foreign currencies other than the US dollar have been converted into the latter currency using the swap rates communicated by the Argentine Central Bank's operations desk.
                    As established by professional standards and regulations prevailing in Argentina, Banco de Galicia y Buenos Aires S.A. recognized the effects of the devaluation of the Argentine peso as from January 1, 2002.

                    b.2. - Gold Bullion
                    This is valued at the most recent U.S. dollar closing selling quotation for the troy ounce on the London Market, net of estimated direct selling expenses.
                    The procedure described in item b.1. was followed for translating it into Argentine currency.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 3:        (Continued)

                    b.3. - Government and Corporate Securities b.3.a. - Government Securities
                    I) Holdings of investment accounts securities:
                    Holdings included in investment accounts have been recognized at cost, increased exponentially up to the maturity date of each service, based on their internal rate of return and the time elapsed since their inclusion in those accounts. When existing holdings of trading securities are involved, their market quotation at the close of operations of the day preceding the transfer of those holdings is considered to be the cost.
                    The values thus determined will be reduced on the last day of each month by the amount of the positive difference resulting from comparing that balance with the market value of each security increased by 20%.
                    Effective January 7, 2003, Argentine Central Bank Communique "A" 3857 restricted the possibility of securities held in the Bank's portfolio being classified as holdings in investment accounts.

                    As of December 31, 2003 the difference between the market value and the carrying value of investment account securities has not been determined, because the volume traded is considered to be immaterial in relation to the total issue amount and, therefore, it is not representative of the value of the investment. These holdings include National Government Bonds accruing interest at Libor and falling due in 2012, received within the framework of Sections 28 and 29 of Decree 905/02 recorded at their technical value (see Note 1 to the financial statements, section "Compensation to financial institutions". The treatment of the mentioned positive difference does not apply to these securities. While this valuation criterion is followed, no cash dividends may be distributed, except for the amount of profits in excess of the difference between the carrying value and the market value of these securities. Had prevailing professional accounting standards been applied, the value of addition of those securities and of the balances to be received recorded in "Other receivables resulting from financial brokerage" would have been stated at their estimated market value (see point c.1.d.3.).

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 3:        (Continued)

                    II) Holdings of trading securities:
                    These are stated at the closing quotation for each security at year end, plus the value of matured amortization and interest coupons receivable, less estimated selling expenses, where applicable.
                    III) Unlisted:
                    These are valued at the acquisition cost plus income accrued up to year end, where applicable.

                    b.3.b. - Listed Corporate Securities
                    These are valued at the quotation prevailing at year end, net of estimated selling expenses, where applicable.

                    b.4. Secured Loans
                    Within the framework of Decree 1387/01, Banco de Galicia y Buenos Aires S.A. has participated in the exchange of Argentine public debt securities and loans under the Promissory Note/Bond program for new loans called Secured Loans. The main differences between the instruments received and those exchanged consisted of an extension of the amortization term which was 3 years for securities originally maturing up to December 31, 2010 and a reduction of the interest rate, which was set at 70% of the contractual rate, with a maximum rate of 7% per annum for fixed-rate transactions and Libor plus 3% for floating rate loans. As established by Section 20 of the above mentioned decree, the conversion was made at the nominal value, at a rate of exchange of $ 1=US$ 1 and in the same currency as that of the converted obligation.
                    As established by the Argentine Central Bank regulations, the gain arising from the difference between the carrying value of the Secured Loans and the book value of the securities exchanged is recorded in an asset adjustment account and charged to results on a monthly basis, in proportion to the term of each of the secured loans received.
                    Had the position of government securities classified in investment accounts and presented for their exchange been valued according to professional accounting standards, the shareholders' equity of Banco de Galicia y Buenos Aires S.A. would have decreased by

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 3:        (Continued)

                    US$ 152,453 at the exchange date (November 5, 2001) (see point c.1.d.1.).
                    Subsequently, Decree 644/02 dated April 18, 2002 established the conversion to pesos of the Secured Loans originally denominated in US dollars at the exchange rate of $1.40 per US dollar, pursuant to Section 1 of Decree No. 471/02, setting new interest rates to be accrued by those secured loans, as established by Section 3 of Decree 471/02. (see
                    Note 1 to the financial statements - under Section entitled Public Debt).
                    On March 28, 2003, the Argentine Central Bank released Communique "A" 3911 substantially modifying the accounting criterion for certain financing to the public sector. This Communique establishes that Secured Loans, government securities not subject to the minimum capital requirement to cover market risk, which are mainly those that are not listed on stock exchanges, promissory notes issued by the Fiduciary Fund for the Provincial Development and other financing to the public sector, which financial institutions held in their portfolio at that date or will add to it in the future, must be recognized at the lower value arising from comparing their "present value" to their "technical value". The former is defined as the "net present value" of a cash flow structure, determined under contractual conditions, and discounted at a rate of 3% set by the Argentine Central Bank until December 2003. The "technical value" is the index-adjusted amount of each instrument under contractual conditions.
                    As of December 31, 2003, if the difference between the value arising as described in the preceding paragraph (the lower of present value or technical value), and the theoretical value (balances as of December 31, 2003, which include principal amounts net of amortization, adjusted by applying the CER, where applicable, net of the adjustment account mentioned above) is positive, it is reflected in an asset adjustment account and, if negative, it is charged to results.
                    Banco de Galicia y Buenos Aires S.A. has charged US$ 67,607 to results for this item.

                    b.5. - Accrual of adjustments, interest, exchange rate differences, premiums on future transactions and variable returns

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 3:        (Continued)

                    For foreign currency transactions and local currency transactions with a principal adjustment clause valid through April 1, 1991, as well as those with prearranged rates for less than 92 days, the accrual has been recognized on a linear basis.
                    For local currency transactions at rates arranged for longer periods, the interest has been accrued on an exponential basis.
                    For the lending and borrowing transactions originally carried out in foreign currency and converted into pesos, the pertinent adjustment from the application of the CER or the CVS, as the case may be, was accrued at year end.

                    b.6. - Certificates of participation in financial trusts These certificates are recorded at face value plus accrued interest. Non-interest bearing certificates are valued taking into account the participation in net assets and liabilities, as shown in the financial statements of the related trusts.

                    b.7. - Assets Under Financial Leases
                    These are stated at the acquisition cost less accumulated depreciation, plus CER where applicable.

                    b.8. - Equity interests in other companies b.8.a. - In financial institutions and supplementary and authorized activities
                    - Controlled companies
                    Argentine:
                    The equity investments in controlled companies are stated at their equity values.
                    The interest in Banelco S.A. has been valued according to the equity method of accounting, on the basis of financial statements as of June 30, 2003 because that company prepares its financial statements on a semi-annual basis and, at the date of these financial statements it company did not have audited financial statements. Furthermore, important developments that had an impact on the financial condition and results of that company during the time elapsed, as well as the effect of inflation, were recognized as of February 28, 2003.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 3:        (Continued)

                    In valuing the equity interests held in those companies, Banco de Galicia y Buenos Aires S.A. has adjusted the shareholders' equity and results in its financial statements due to the effect on them of the application of the deferred tax method in recognizing the income tax charge, a criterion that is not contemplated by Argentine Central Bank regulations. Those adjustments led to a decrease of US$ 12,676 in the shareholders' equity of Tarjetas Regionales S.A. and to an increase of US$ 1,631 in its results, as well as a decrease of US$ 2,045 in the shareholders' equity of Galicia Capital Markets S.A. and to a decrease of US$ 2,511 in its results. It should be noted that those effects have been considered by Grupo Financiero Galicia S.A. in these financial statements.
                    Foreign:
                    Banco de Galicia (Cayman) Limited (In Provisional Liquidation) has been valued according to the equity method of accounting, on the basis of financial information originally issued in foreign currency. In the case of Banco Galicia Uruguay S.A., a provision for other contingencies has been set up to cover the deficit reported in its equity, as disclosed in Note 1 to these financial statements under section entitled "Situation of Banco de Galicia y Buenos Aires S.A. - Capitalization.
                    The financial statements of those entities were converted into pesos as mentioned in the fourth paragraph of point a. of this Note, except for the results for the year, which were converted into pesos at the average exchange rate in force in the year in which they were generated.
                    - Minority interests
                    Argentine:
                    Minority interests have been valued at cost restated as mentioned in the fourth paragraph of point a. above of this Note, plus stock dividends.
                    Foreign:
                    These are reflected at the acquisition cost, plus stock dividends, recognized at their face value.
                    The procedure mentioned in point b.1. above was followed for conversion of foreign currency equity interests into local currency.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 3:        (Continued)

                    b.8.b. - In other companies
                    - Minority interests
                    Argentine:
                    These equity investments are stated at their acquisition cost restated as mentioned in point a. above, plus stock dividends.
                    A valuation allowance has been set up for the amount by which it is estimated that the equity interests in Ocye S.A., Argencontrol S.A., Alfer S.A., Galicia Inmobiliaria S.A., Coelsa S.A. Aguas Provinciales de Santa Fe S.A., Aguas Cordobesas S.A., Caminos de la Sierra S.A. and Net Investment S.A. are overstated in relation to their equity value.
                    Under Executive Branch Decree No. 1075, the concession contract of Correo Argentino S.A. has been rescinded. Both the investment in this company and the related receivables have been fully covered by an allowance.
                    Foreign:
                    These are stated at the acquisition cost, plus stock dividends, recognized at their face value.
                    The procedure referred to in point b.1. above has been applied to translate foreign currency equity interests into local currency.
                    A valuation allowance has been set up for the investment in Tradecom International NV in the amount that this investment is estimated to exceed its recoverable value.

                    b.9. - Fixed assets and miscellaneous assets
                    Fixed assets and miscellaneous assets have been valued at cost restated (see point a. above), plus the appreciation in the value of the real estate properties which include the effect of a technical revaluation made in 1981, less accumulated depreciation.
                    The depreciation of these assets is determined on the basis of their estimated useful lives, expressed in months. A full month's depreciation is recognized in the month in which an asset is acquired, while no depreciation is recognized in the month in which it is sold or retired, over a maximum of 600 months for real estate properties, 120 months for furniture and fixtures and 60 months for the rest of assets.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 3:        (Continued)

                    The net book values of the assets, taken as a whole, are not in excess of their value to the business.

                    b.10. - Other miscellaneous assets
                    Miscellaneous assets are valued at their restated acquisition cost (see point a. above), less the corresponding accumulated depreciation.
                    The effects of the variations in the purchasing power of the currency as from January 1, 2002 on those miscellaneous assets earmarked for sale and acquired through foreclosure have not been given accounting recognition.
                    The depreciation charges for these assets are calculated following the same criterion as that mentioned in point b.9. above.

                    b.11. - Intangible assets
                    Intangible assets have been valued at their acquisition cost restated (see point a. above), less the corresponding accumulated amortization, calculated on the basis of their estimated useful lives expressed in months.
                    Amortization has been recognized on a straight-line basis in equal monthly installments, over a maximum of 120 months for "Goodwill" capitalized and over a maximum of 60 months for "Organization and Development Expenses".
                    Effective March 2003, Argentine Central Bank Communique "A" 3916 established that the difference resulting from compliance with court decisions made in lawsuits filed challenging the applicability of current regulations to deposits with the financial system, within the framework of the provisions of Law No. 25561, Decree 214/02 and supplementary rules, should also be recorded under this caption, the amortization of which should take place in a maximum of 60 equal, monthly and consecutive installments as from April 2003, as described in Note 1 to the financial statements and considering point c.1.d.2. of the notes to consolidated financial statements).

                    b.12. - Allowance for loan losses and provision for contingencies
                    The aforementioned allowance and provision have been set up to cover Banco de Galicia y Buenos Aires S.A.'s estimated loan uncollectibility risk, based on an evaluation of the debtors' degree of

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 3:        (Continued)

                    compliance with their payment obligations, their economic and financial condition and the guarantees supporting the related transactions, in line with the provisions of Argentine Central Bank Communique "A" 2216, "A" 3918 and supplementary ones.

                    b.13. - Shareholders' equity
                    1)The Shareholders' Equity accounts have been restated following the procedure mentioned in Note 2 to these consolidated financial statements, except for the "Capital Stock" and "Non-Capitalized Contributions" accounts, which have been stated at their original values. The adjustment derived from the restatement of those accounts was allocated to the "Equity Adjustment- Capital Adjustment" account. Income and expenses have been restated regardless of whether they have been collected or paid.

                    Monetary results of exposure to inflation were determined as follows:
                    a. "Monetary result of financial brokerage" includes the result of exposure to inflation generated by assets and liabilities related to the usual period of brokerage activity between the supply and demand of financial resources.
                    b. "Monetary result of operating expenses" includes the result of exposure to inflation generated by monetary assets and liabilities in pesos, related to administrative expenses.
                    c. "Monetary result of other operations" includes the result of exposure to inflation generated by assets and liabilities not related to the financial brokerage activity.
                    2) As called for by BCRA Communique "A" 3703, Banco de Galicia y Buenos Aires S.A. recorded the amount of the compensation envisaged in Decrees Nos. 214/02, 905/02 and supplementary norms, attributable to the positive difference between the Shareholders' Equity as of December 31, 2001 and that resulting from adjusting the net foreign currency position at that date converted into pesos at the exchange rate of $1.40 per US dollar in the "Unrealized valuation difference arising from the compensation of the net foreign currency position" account. In the comparative consolidated financial statements of Grupo Financiero Galicia S.A.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 3:        (Continued)

                    as of December 31, 2002, that amount had been included in the results for the year.

                    b.14. - Income tax and tax on minimum notional income
                    As of December 31, 2003, the Company did not record any income tax charge because it reported a tax loss carry-forward at that date.
                    In view of the fact that Banco de Galicia y Buenos Aires S.A. determined an income tax loss carry forward in the fiscal year ended December 31, 2002, it is required to pay the tax on minimum notional income. Notwithstanding this, no tax charge has been expensed because the amounts that are ultimately paid may be computed, until they are fully used up, as a payment on account of income tax to be determined within the next ten fiscal years following the payment date. The income tax charge has been determined in accordance with Argentine Central Bank regulations, which do not contemplate the application of the deferred tax method. However, the consolidated financial statements include the effect of this accounting criterion on Grupo Financiero Galicia S.A. and its subsidiaries.

                    b.15. - Dismissal Indemnities
                    Banco de Galicia y Buenos Aires S.A. directly expenses the dismissal indemnities.
                    The amounts that Banco de Galicia y Buenos Aires S.A. may possibly have to pay in respect of labor lawsuits are covered by a provision, which is recorded under "Liabilities
                    - Provisions for Dismissal Indemnities".
                    As of December 31, 2003 the maximum risk faced by Banco de Galicia y Buenos Aires S.A. in respect of dismissal indemnities amounted to approximately US$ 42,339. As of December 31, 2002, the total amount in this respect was US$ 39,633.

               c. Differences between Argentine Central Bank regulations and professional accounting standards applicable in the Autonomous City of Buenos Aires

                    Through C.D. Resolutions Nos. 238/01, 243/01, 261/01, 262/01
                    and 187/02, the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires (CPCECABA) approved Technical Pronouncements Nos. 16, 17, 18, 19 and 20 with certain

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 3:        (Continued)

                    modifications, adding changes to the valuation and disclosure accounting standards, the application of which is mandatory for fiscal years commencing as from July 1, 2002 and the interim periods comprised in those fiscal years. Furthermore, National Securities Commission (CNV) General Resolution No. 434/03 adopted, with certain modifications, Technical Pronouncements Nos. 16 to 20 on the basis of the resolutions issued by the CPCECABA. These regulations are mandatory for fiscal years commencing as from January 1, 2003.

                    At the date these financial statements were prepared, the Central Bank had not yet adopted these regulations. For this reason, Banco de Galicia y Buenos Aires S.A. has prepared its financial statements without considering the new valuation and disclosure criteria added to professional accounting standards in force in the Autonomous City of Buenos Aires.

                    Below is a detail of the main differences between the Argentine Central Bank regulations and professional accounting standards in force in the Autonomous City of Buenos Aires:

                    c.1. Valuation criteria
                    c.1.a. Restatement to constant currency
                    The financial statements of Banco de Galicia y Buenos Aires S.A. have given recognition to the effects of the variations in the purchasing power of the currency until February 28, 2003, following the restatement method established by Technical Pronouncement No. 6 (as amended by Technical Pronouncement No. 19) of the FACPCE. As provided for by National Executive Branch Decree 664/2003, Argentine Central Bank Communique "A" 3921 and CNV Resolution No. 441, Banco de Galicia y Buenos Aires S.A. discontinued the application of that method and, therefore, did not recognize the effects of the variations in the purchasing power of the currency as from March 1, 2003.
                    As established by MD Resolution No. 41/2003 of the CPCECABA, under professional accounting standards the application of this method has been discontinued since October 1, 2003. Nevertheless, taking into account that the variation in the IPIM was a deflation rate of approximately 2% during the March-September 2003 period, the effects derived from failure to recognize those variations in the financial statements of Banco de Galicia y Buenos Aires S.A. have not been significant.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 3:        (Continued)

                    c.1.b. Allocation of results of the conversion into pesos of the net foreign currency position as of December 31, 2001. During the previous year, Banco de Galicia y Buenos Aires S.A. allocated US$ 499,637 (stated in currency of February
                    2003) to the Unrealized Valuation Difference account, in the shareholders' equity, for the portion of the compensation received under Sections 28 and 29 of the National Executive Branch Decree 905/02, which is equivalent to the recognition of 40% of the net foreign currency position as of December 31, 2001. Under professional accounting standards in force in the Autonomous City of Buenos Aires, that amount should have been charged to the results for that fiscal year. On April 30, 2003, the Meeting of Shareholders approved the absorption of accumulated losses with that Reserve. It should be noted that Grupo Financiero Galicia S.A. has reflected this situation in its financial statements, as explained in point b.13.2) above.

                    c.1.c. Accounting for income tax according to the deferred tax method
                    Banco de Galicia y Buenos Aires S.A. determines income tax at the statutory rate applicable to the estimated taxable income, without considering the effect of any timing differences between the accounting and taxable results. Under professional accounting standards in force in the Autonomous City of Buenos Aires, income tax must be recognized according to the deferred tax method and, therefore, deferred tax assets or liabilities calculated on those timing differences must be recognized. In addition, unused tax loss carry-forwards or fiscal credits subject to deduction from taxable income in future fiscal years should be recognized as deferred assets, provided that taxable income is likely to be generated. Grupo Financiero Galicia S.A. has adapted this situation to its financial statements, as explained in point b.14. above.

                    c.1.d. Valuation of assets with the non-financial public and private sectors

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 3:        (Continued)

                    c.1.d.1. Secured loans
                    As established by Decree No. 1387/01 during the fiscal year ended December 31, 2001, on November 6, 2001, Banco de Galicia y Buenos Aires S.A. exchanged with the National State national government securities (classified and valued as "Investment accounts", according to the criteria established by the Argentine Central Bank) for secured loans.
                    As of December 31, 2003 and 2002, those loans were recorded in the "Loans to Public Sector" caption.
                    As of December 31, 2002, secured loans were valued at the exchange values established by the Ministry of Economy as of November 6, 2001, plus accrued interest until year end, converted to pesos at the exchange rate of $1.40 = US$ 1 and adjusted by applying the CER.
                    As of December 31, 2003, Banco de Galicia y Buenos Aires S.A. valued those assets at the lower of present or technical value, as established by Argentine Central Bank Communique "A" 3911.
                    Considering the provisions of CD Resolution No. 290/01 of the CPCECABA, as of December 31, 2003 and 2002 these assets should have been valued on the basis of the respective quotation values of the securities exchanged as of November 6, 2001, which are considered to be the transaction cost as from that date, plus interest accrued at the internal rate of return until the end of each year.
                    At that date, the impact of the application of this criterion has been disclosed in point b.4. above.

                    c.1.d.2. Accounting disclosure of effects generated by court decisions on deposits
                    As of December 31, 2003 Banco de Galicia y Buenos Aires S.A. carries an asset for US$166,218 (original value of US$192,799 net of accumulated amortization of US$ 26,580) under Intangible assets - Organization and development expenses, for the differences resulting from compliance with court decisions on reimbursement of deposits within the framework of Law No. 25561, Decree 214/02 and complementary rules, as established by BCRA Communique "A" 3916, to be amortized over 60 months. Under professional accounting standards, such asset is to be recorded as a receivable and valued on the basis of the best estimate of the recoverable amounts.

                    c.1.d.3. Compensation to be received, per Sections 28 and 29 of National Executive Branch Decree 905/02, and investment account securities

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 3:        (Continued)

                    As of December 31, 2003 and 2002, Banco de Galicia y Buenos Aires S.A. carries the government securities received and to be received in the "Government Securities - holdings in investment accounts" and Other Receivables resulting from financial brokerage - Other not included in the debtor classification regulations" captions, respectively, arising from the compensation established by Sections 28 and 29 of National Executive Branch Decree 905/02.
                    In addition, there are other valued securities that are carried in investment accounts.
                    Under professional accounting standards in force in the Autonomous City of Buenos Aires, the above-mentioned assets must be valued at their current value, as indicated in point b.3.a.I), except where their treatment as investments to be held to maturity applies.
                    At the date the financial statements of Banco de Galicia y Buenos Aires S.A. were prepared, the trading volume of these securities had not been significant. Therefore, the known market values may not be representative of the realizable value of those assets. At the date these financial statements were prepared, the parity value of BODEN 2012 is approximately 60% of their face value.

                    c.1.d.4. Allowances for receivables from the non-financial public sector
                    Current regulations on the setting up of allowances issued by the Argentine Central Bank provide that receivables from the Public Sector are not subject to allowances for doubtful accounts. Under professional accounting standards, those allowances must be estimated on the basis of the uncollectibility risk attaching to those assets.

                    c.1.e. - Conversion of financial statements
                    The conversion to pesos of the financial statements of the foreign branches for purposes of consolidation with the Bank's financial statements differs from applicable professional accounting standards (Technical Pronouncement No. 18). These standards require that:
                    (a) the measurements in the financial statements to be converted to pesos that are stated in year-end foreign currency (current values, recoverable values) be converted at the balance sheet date exchange rate; and that
                    (b) the measurements in the financial statements to be converted to pesos that are stated in foreign currency of periods predating the closing date (for

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 3:        (Continued)

                    example: those which represent historical costs, income, expenses) be converted at the pertinent historical exchange rates, restated in year-end currency, when it is so required due to the application of Technical Pronouncement No. 17. Exchange differences arising from conversion of the financial statements will be treated as financial income or costs, as the case may be.
                    The application of this criterion, instead of that mentioned in point a. above does not have a significant impact on the disclosure of the Bank's financial statements.

                    c.2. Disclosure issues
                    c.2.a. Comparative financial statements
                    The new professional accounting standards establish that it is mandatory to present certain information in the basic financial statements and/or as supplementary information. In this connection, in its quarterly financial statements (at March 31, June 30 and September 30) Banco de Galicia y Buenos Aires S.A. should present the information in the statement of financial condition in comparative format with the same statement for the preceding full fiscal year. In accordance with current Argentine Central Bank regulations, that Bank presents the information in that statement in comparative format with the same statement at the closing dates of the same periods of the immediately preceding fiscal year. It should be noted that this difference in regulations is not applicable to annual financial statements.

                    c.2.b. Restatement to constant currency of the comparative financial statements
                    As established by MD Resolution No. 41/03 of the CPCECABA, the December 31, 2002 financial statements, presented for comparative purposes, should have been restated into uniform currency of September 30, 2003, as established by applicable Technical Pronouncement No. 6 of the FACPCE. As mentioned in the notes to its financial statements, those financial statements have been restated into constant currency as of February 28, 2003, as called for by Communique "A" 3921 of the Argentine Central Bank and Resolution No 441 of the CNV.

                    c.2.c. Statement of cash flows
                    The criterion for compiling this statement established by the Argentine Central Bank in its Circular CONAU 1 differs from that of Technical Pronouncement No. 19.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 3:        (Continued)

               Banco de Galicia y Buenos Aires S.A. has not quantified the effect derived from the application of the new Technical Pronouncements on its financial statements as of December 31, 2003.

NOTE 4:        BASIC INFORMATION CONCERNING THE CONSOLIDATED CONTROLLED ENTITIES

               The basic information concerning the controlled entities is disclosed in Note 10 and Schedule C to the financial statements of Grupo Financiero Galicia S.A..

               Grupo Financiero Galicia S.A. directly holds 87.50% of the capital stock and voting rights of Net Investment S.A., Galicia Warrants S.A. and Sudamericana Holding S.A. and its controlled entity Banco de Galicia y Buenos Aires S.A., the remaining 12.50% of the capital stock and voting rights of those companies.

               The financial statements of Net Investment S.A. have in turn been consolidated on a line-by-line basis with the statements of financial condition, statements of income and statements of cash flows of B2Agro S.A. As of December 31, 2003, Net Investment S.A. held the following percentages of equity interests:

=========================================================== ================= ================
                     ISSUING COMPANY                          % OF CAPITAL      % OF VOTES
----------------------------------------------------------- ----------------- ----------------
B2Agro S.A.                                                          99.99           99.99
=========================================================== ================= ================

               The financial statements of Sudamericana Holding S.A. have been adapted to cover a twelve-month period as of December 31, 2003, for consolidation purposes. These financial statements have in turn been consolidated on a line by line basis with the statements of financial condition, income statements and statements of cash flows of Instituto de Salta Seguros de Vida S.A., Galicia Retiro Cia. de Seguros S.A., Galicia Vida Cia. de Seguros S.A., Medigap Salud S.A. (formerly Hartford Salud S.A.), Sudamericana Asesores de Seguros S.A. and Galicia Patrimoniales Compania de Seguros S.A.. As of September 30, 2003, Sudamericana Holding S.A. held the following equity percentages:

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 4:        (Continued)

=========================================================== ================= ================
                     ISSUING COMPANY                          % OF CAPITAL      % OF VOTES
----------------------------------------------------------- ----------------- ----------------
Aseguradora de Personas Galicia S.A. (formerly Hartford                    -                -
Seguros de Vida S.A.) (*)
----------------------------------------------------------- ----------------- ----------------
Instituto de Salta Seguros de Vida S.A.                                99.99            99.99
----------------------------------------------------------- ----------------- ----------------
Galicia Retiro Cia. De Seguros S.A.                                    99.99            99.99
----------------------------------------------------------- ----------------- ----------------
Galicia Vida Cia. de Seguros S.A.                                      99.99            99.99
----------------------------------------------------------- ----------------- ----------------
Medigap Salud S.A. (formerly Hartford Salud S.A.)                      99.99            99.99
----------------------------------------------------------- ----------------- ----------------
Sudamericana Asesores de Seguros S.A.                                  99.97            99.97
----------------------------------------------------------- ----------------- ----------------
Galicia Patrimoniales Cia. de Seguros S.A. (**)                        99,99            99,99
=========================================================== ================= ================

               (*) On June 26, 2003, through Resolution 29319 the National Insurance Superintendency (SSN) approved the merger by absorption and revoked Aseguradora de Personas Galicia S.A.'s authorization to operate as an insurer, Galicia Vida Cia. de Seguros S.A. being the merging company.
               (**) On November 4, 2003, through Resolution 29556 the SSN authorized Galicia Patrimoniales Compania de Seguros S.A. to operate on the market.

               The financial statements of Banco de Galicia y Buenos Aires S.A. as of December 31, 2003 and related comparative financial statements include the assets, liabilities and results of the controlled entities detailed below:

==================================================================================================
                                    as of December 31, 2003
--------------------------------------------------------------------------------------------------
                                                                        PERCENTAGE OF INTEREST
            ISSUING COMPANY                         SHARES                      HELD IN
------------------------------------------ --------------------------- ---------------------------
                                                                          TOTAL       POSSIBLE
                                              TYPE         NUMBER        CAPITAL        VOTES
------------------------------------------ ------------- ------------- ------------- -------------
BANCO GALICIA URUGUAY S.A.                  Ordinary       13,375(*)        100.00        100.00
------------------------------------------ ------------- ------------- ------------- -------------
TARJETAS REGIONALES S.A.                      Ord.        70,834,138     68.218539     68.218539
                                           Book-entry
------------------------------------------ ------------- ------------- ------------- -------------
GALICIA CAPITAL MARKETS S.A.                  Ord.            99,990         99.99         99.99
                                           Book-entry
------------------------------------------ ------------- ------------- ------------- -------------
GALICIA FACTORING Y LEASING S.A.              Ord.         1,889,700         99.98         99.98
                                           Book-entry
------------------------------------------ ------------- ------------- ------------- -------------
AGRO GALICIA S.A.                             Ord.           250,000        100.00        100.00
                                           Book-entry
------------------------------------------ ------------- ------------- ------------- -------------
GALICIA VALORES S.A. SOC. DE BOLSA            Ord.           999,996         99.99         99.99
                                           Book-entry
========================================== ============= ============= ============= =============

               * Stated at a face value of 1,000 Uruguayan pesos.

===================================================================================================
                                     As of December 31, 2002
---------------------------------------------------------------------------------------------------
                                                                          PERCENTAGE OF INTEREST
            ISSUING COMPANY                          SHARES                      HELD IN
------------------------------------------ ----------------------------- --------------------------
                                                                         TOTAL         POSSIBLE
                                               TYPE          NUMBER       CAPITAL        VOTES
------------------------------------------ --------------- ------------- ------------ -------------
BANCO GALICIA URUGUAY S.A.                   Ordinary        13,375(*)       100.00        100.00
------------------------------------------ --------------- ------------- ------------ -------------
TARJETAS REGIONALES S.A.                       Ord.         70,834,138    68.218539     68.218539
                                            Book-entry
------------------------------------------ --------------- ------------- ------------ -------------
GALICIA CAPITAL MARKETS S.A.                   Ord.             99,990        99.99         99.99
                                            Book-entry
------------------------------------------ --------------- ------------- ------------ -------------
GALICIA FACTORING Y LEASING S.A.               Ord.          1,889,700        99.98         99.98
                                            Book-entry
========================================== =============== ============= ============ =============

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 4:        (Continued)

===================================================================================================
                                     As of December 31, 2002
---------------------------------------------------------------------------------------------------
                                                                          PERCENTAGE OF INTEREST
            ISSUING COMPANY                          SHARES                      HELD IN
------------------------------------------ ----------------------------- --------------------------
                                                                         TOTAL         POSSIBLE
                                               TYPE          NUMBER       CAPITAL        VOTES
------------------------------------------ --------------- ------------- ------------ -------------
AGRO GALICIA S.A.                              Ord.            247,500        99.00         99.00
                                            Book-entry
------------------------------------------ --------------- ------------- ------------ -------------
GALICIA VALORES S.A. SOC. DE BOLSA             Ord.            999,996        99.99         99.99
                                            Book-entry
========================================== =============== ============= ============ =============

               * Stated at a face value of 1,000 Uruguayan pesos.

=====================================================================================================
                                      As of December 31, 2003
-----------------------------------------------------------------------------------------------------
            ISSUING COMPANY                 ASSETS     LIABILITIES    SHAREHOLDERS'       RESULTS
                                                                          EQUITY
------------------------------------------ ----------- ------------- ------------------ -------------
BANCO GALICIA URUGUAY S.A.                    551,226       796,302          (245,076)        23,555
------------------------------------------ ----------- ------------- ------------------ -------------
TARJETAS REGIONALES S.A. (*)                  262,181       253,508              8,673        15,242
------------------------------------------ ----------- ------------- ------------------ -------------
GALICIA CAPITAL MARKETS S.A. (*)                6,075         8,189            (2,114)       (7,554)
------------------------------------------ ----------- ------------- ------------------ -------------
GALICIA FACTORING Y LEASING S.A.                1,060             8              1,052         (486)
------------------------------------------ ----------- ------------- ------------------ -------------
AGRO GALICIA S.A.                                  56             2                 54          (22)
------------------------------------------ ----------- ------------- ------------------ -------------
GALICIA VALORES S.A. SOC. DE BOLSA              8,981         5,178              3,803         (137)
========================================== =========== ============= ================== =============

               (*) See Note 3b.7.a. to the consolidated financial statements.

=====================================================================================================
                                      As of December 31, 2002
-----------------------------------------------------------------------------------------------------
            ISSUING COMPANY                 ASSETS     LIABILITIES    SHAREHOLDERS'       RESULTS
                                                                          EQUITY
------------------------------------------ ----------- ------------- ------------------ -------------
BANCO GALICIA URUGUAY S.A.                    919,528     1,227,542          (308,014)     (573,427)
------------------------------------------ ----------- ------------- ------------------ -------------
TARJETAS REGIONALES S.A.                      218,413       224,982            (6,569)     (114,638)
------------------------------------------ ----------- ------------- ------------------ -------------
GALICIA CAPITAL MARKETS S.A.                   13,315         7,405              5,910       (2,900)
------------------------------------------ ----------- ------------- ------------------ -------------
GALICIA FACTORING Y LEASING S.A.                2,315           265              2,050         (567)
------------------------------------------ ----------- ------------- ------------------ -------------
AGRO GALICIA S.A.                                  80             4                 76         (191)
------------------------------------------ ----------- ------------- ------------------ -------------
GALICIA VALORES S.A. SOC. DE BOLSA              5,387         1,447              3,940         1,004
========================================== =========== ============= ================== =============

               The Financial Statements of the controlled entities have been conformed to the valuation and disclosure standards laid down by the Argentine Central Bank and cover the same period as that of the financial statements of Banco de Galicia y Buenos Aires S.A..

               The financial statements of Banco Galicia Uruguay S.A. include the balances of the special balance sheet, income statement and statement of cash flows of the Company, which have been consolidated on a line-by-line basis with the special balance sheet, income statement and statement of cash flows of Banco de Galicia (Cayman) Limited (In Provisional Liquidation), in which Banco Galicia Uruguay S.A. holds 65.3405% of its capital stock and Banco de Galicia y Buenos Aires S.A., the remaining 34.6595%. The latter statements have been consolidated with those of Galicia Pension Fund Limited, in which Banco de Galicia (Cayman) Limited (In Provisional Liquidation) holds a 100% participation.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 4:        (Continued)

               Furthermore, Galicia Pension Fund Limited consolidates its financial statements with those of Galicia Administradora de Fondos S.A. Sociedad Gerente, in which it holds 99.985% of its capital stock.

               The information for the previous year, presented for comparative purposes, as well as the figures of those subsidiaries have been modified, according to pro forma information held at Banco de Galicia y Buenos Aires S.A.

               The December 31, 2003 financial statements of Tarjetas Regionales S.A., which were used for consolidation purposes, have in turn been consolidated on a line-by-line basis with those of Tarjeta Naranja S.A., Tarjetas Cuyanas S.A., Tarjeta Comfiar S.A. and Tarjetas del Mar S.A., in which Tarjetas Regionales S.A. holds a controlling interest.

               a) The percentages directly held in those companies' capital stock are as follows:

============================================== ========================= =========================
                  Company                             12.31.03                  12.31.02
---------------------------------------------- ------------------------- -------------------------
Tarjetas Cuyanas S.A.                                    60%                       60%
---------------------------------------------- ------------------------- -------------------------
Tarjetas del Mar S.A.                                   100%                      100%
---------------------------------------------- ------------------------- -------------------------
Tarjeta Naranja S.A.                                     80%                       80%
---------------------------------------------- ------------------------- -------------------------
Tarjeta Comfiar S.A.                                     60%                       60%
============================================== ========================= =========================

               b) The percentages indirectly held in those companies' capital stock through the controlled entity Tarjeta Naranja S.A. are as follows:

============================================ ========================= ===========================
                 Company                            12.31.03                   12.31.02
-------------------------------------------- ------------------------- ---------------------------
Tarjeta Comfiar S.A.                                   32%                        32%
============================================ ========================= ===========================

               Tarjeta Naranja S.A. financial statements for both years have in turn been consolidated with the financial statements of Cobranzas Regionales S.A., in which it holds 66.4% of voting stock. Furthermore, Tarjeta Comfiar S.A. and Tarjetas Cuyanas S.A. hold 21.3% and 12.3% interests, respectively, in that company's capital stock and voting rights.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 4:        (Continued)

               The financial statements of Galicia Capital Markets S.A., used for purposes of consolidation, have been consolidated on a line-by-line basis with the financial statements of Galicia Advent Corporation Limited, in which that company holds a 57.89% equity interest.

               Banco de Galicia y Buenos Aires S.A. holds 99% of the capital stock of Agro Galicia S.A. and Galicia Capital Markets, the remaining 1%.

NOTE 5:        MINORITY INTEREST IN CONSOLIDATED INSTITUTIONS OR COMPANIES

               The portion of the net worth of the controlled investees owned by third parties has been disclosed in the Statement of Financial Condition, under the "Minority interest in consolidated institutions or companies" caption.

               The result of minority interests is disclosed in the Income Statement under "Result of Minority Interest".

               As of December 31, 2003 and 2002, the percentages of minority interest are as follows:

============================================== ========================= =========================
                   Company                             12.31.03                  12.31.02
---------------------------------------------- ------------------------- -------------------------
Banco de Galicia y Bs. As. S.A.                        6.41446%                  6.41446%
---------------------------------------------- ------------------------- -------------------------
Net Investment S.A.                                    0.80181%                  0.80181%
---------------------------------------------- ------------------------- -------------------------
Sudamericana Holding S.A.                              0.80175%                  0.80175%
---------------------------------------------- ------------------------- -------------------------
Galicia Warrants S.A.                                  0.80181%                  0.80181%
---------------------------------------------- ------------------------- -------------------------
B2Agro S.A.                                            0.81007%                  0.81007%
---------------------------------------------- ------------------------- -------------------------
Net Investment B.V.                                    0.80181%                  0.80181%
---------------------------------------------- ------------------------- -------------------------
Aseguradora de Personas Galicia S.A.
(formerly Hartford Seguros de Vida S.A.)                  -                      0.80234%
---------------------------------------------- ------------------------- -------------------------
Medigap Salud S.A.  (formerly  Hartford Salud
S.A.)                                                  0.81002%                  0.81002%
---------------------------------------------- ------------------------- -------------------------
Instituto de Salta Seguros de Vida S.A.                0.80211%                  0.80211%
---------------------------------------------- ------------------------- -------------------------
Galicia Retiro Cia. De Seguros S.A.                    0.80188%                  0.80188%
---------------------------------------------- ------------------------- -------------------------
Galicia Vida Cia. de Seguros S.A.                      0.80199%                  0.80190%
---------------------------------------------- ------------------------- -------------------------
Sudamericana Asesora de Seguros S.A.                   0.83482%                     -
---------------------------------------------- ------------------------- -------------------------
Galicia Patrimoniales Cia. de Seguros S.A.             0.81002%                     -
============================================== ========================= =========================

               In the case of Banco de Galicia y Buenos Aires S.A., the breakdown of supplementary equity interests included in the "Minority Interests" caption is as follows:

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 5:        (Continued)

============================================================= ================= ==================
                           Company                                 12.31.03          12.31.02
------------------------------------------------------------- ----------------- ------------------
Galicia Valores S.A. Sociedad de Bolsa                             0.01%              0.01%
------------------------------------------------------------- ----------------- ------------------
Galicia Capital Markets S.A.                                       0.01%              0.01%
------------------------------------------------------------- ----------------- ------------------
Galicia Factoring y Leasing S.A.                                   0.02%              0.02%
------------------------------------------------------------- ----------------- ------------------
Galicia Administradora de Fondos S.A. Soc. Gerente de Fondos      0.015%             0.015%
Comunes de Inversion
------------------------------------------------------------- ----------------- ------------------
Agro Galicia S.A.                                                    -                1.00%
------------------------------------------------------------- ----------------- ------------------
Tarjeta Comfiar S.A.                                               8.00%              8.00%
------------------------------------------------------------- ----------------- ------------------
Tarjetas Cuyanas S.A.                                             40.00%             40.00%
------------------------------------------------------------- ----------------- ------------------
Tarjeta Naranja S.A.                                              20.00%             20.00%
------------------------------------------------------------- ----------------- ------------------
Galicia Advent Corporation Limited                                42.11%             42.11%
------------------------------------------------------------- ----------------- ------------------
Galicia Equity Analysis S.A.                                         -                1.00%
------------------------------------------------------------- ----------------- ------------------
Cobranzas Regionales S.A.                                        19.904%            19.904%
============================================================= ================= ==================

NOTE 6:        RESTRICTED ASSETS

               As of December 31, 2003, Banco de Galicia y Buenos Aires S.A.'s ability to dispose of the following assets pertaining to local branches was restricted as follows:

               a. Funds and Government Securities

               The amount of US$ 13,676 has been deposited in escrow as a guarantee towards third parties.

               Furthermore, as of December 31, 2003, BODEN 2012 for US$ 62,178 (face value: 60,246,900), received in respect of the compensation to financial institutions, have been provided as collateral for the subscription of bonds pertaining to depositors who opted for them, as established by Decree No. 1836/02.

               b. Guarantees provided as security for direct obligations:

               As of December 31, 2003 the Bank records guarantees provided as security for direct obligations for US$ 80,724 in memorandum accounts, as a result of commitments undertaken under the portfolio assignment and/or sale contracts signed with Galicia Creditos Hipotecarios Financial Trust and Citibank N.A. Buenos Aires Branch. According to those contracts, the Bank undertakes to repurchase and replace the receivables assigned with others of similar characteristics in the event of default.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 6:        (Continued)

               c. Special Accounts as Collateral for Transactions

               Banco de Galicia y Buenos Aires S.A. has opened special accounts with the Argentine Central Bank as collateral for transactions involving electronic clearing houses, checks for settling debts and other similar transactions which, as of December 31, 2003 amounted to US$ 23,380.

               d. Deposits in favor of the Argentine Central Bank

               These have been set up in line with Argentine Central Bank regulations:

               - Communique "A" 1190                      US$        182
               - Communique "A" 2923                      US$      1,278

               e. Fund for assistance to financial institutions

               As of December 31, 2003 Banco de Galicia y Buenos Aires S.A. had deposited secured loans for US$ 63,397 in guarantee of the Fund for assistance to Financial Institutions.

               f. Guarantees provided to the Argentine Central Bank

               As of December 31, 2003, Banco de Galicia y Buenos Aires S.A. has transferred loans to the public sector in favor of the Argentine Central Bank, as collateral for advances of US$ 1,932,776 for assistance received to cover temporary lack of liquidity.

               g. Equity interests in Other Companies

               Banco de Galicia y Buenos Aires S.A. has granted a senior pledge on all its shares in Correo Argentino S.A., in favor of the International Finance Corporation, Inter American Development Bank and a syndicate of domestic institutions, as collateral for financing granted to that company. This transaction was authorized by the Argentine Central Bank through resolution No. 408 dated September 9, 1999.

               Under the sponsorship contract, the Bank is liable for 14.53% of the financial debt held by Correo Argentino S.A. with its financial creditors, in the event of early termination of the concession for any reason or title, including bankruptcy.

               On November 19, 2003, the National State rescinded the concession contract awarded to Correo Argentino S.A.. On December 16, 2003, this company was declared bankrupt. This is not a final judgment, so it has been appealed.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 6:        (Continued)

               At the date of these financial statements, no claims have been received from the financial creditors.

               The Bank has provided for the amount it estimates it will be required to pay for this contingency.

               "Equity interests in Other Companies" includes shares whose transferability is subject to the prior approval of the National or Provincial authorities, as applicable, under the terms of the concession contracts signed:
               - Aguas Argentinas S.A.: 3,236,879 book-entry class F shares and 522,887 book-entry class E shares.
               - Aguas Provinciales de Santa Fe S.A.: 3,600,000 book-entry class F shares and 62,500 book-entry class D shares
               - Inversora Diamante S.A.: 1,606,117 ordinary book-entry non-transferable shares.
               - Inversora Nihuiles S.A.: 1,184,093 ordinary book-entry non-transferable shares.
               - Electrigal S.A.: 1,222,406.50 ordinary registered non-endorsable non-transferable shares.
               - Aguas Cordobesas S.A.: 900,000 ordinary class E shares.
               - Correo Argentino S.A.: 12,462,021 ordinary non-transferable class B shares.

               As a shareholder of the concessionaires of the water supply services, Aguas Argentinas S.A., Aguas Provinciales de Santa Fe S.A. and Aguas Cordobesas S.A., Banco de Galicia y Buenos Aires S.A. and the other shareholders have committed to provide financial support to those companies if they were unable to fulfill the commitments they have undertaken with international financial bodies, which have been recognized under Memorandum Accounts - Guarantees provided as security for Direct Obligations.

               The Inter American Development Bank (IDB) requested that the shareholders of Aguas Argentinas S.A. and Aguas Provinciales de Santa Fe S.A. grant loans to those companies. On February 18, 2003, financial assistance was granted to Aguas Argentinas S.A. in the amount of US$ 598, while the Bank considers that Aguas Provinciales de Santa Fe S.A.'s request should not be admitted because in its opinion, no obligation remains unmet.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 6:        (Continued)

               In view of a notification of a deficit in funds by Aguas Provinciales de Santa Fe S.A., on November 5, 2003 a loan for an amount equivalent to US$ 329 was granted, under the terms of the contract signed with the International Finance Corporation.

               Banco de Galicia y Buenos Aires S.A. has covered with a provision the amount it estimates will be required to pay for these contingencies.

               At December 31, 2002, the total amount of restricted assets was US$ 2,031,068.

               In addition, as of December 31, 2003 the ability of Banco de Galicia y Buenos Aires S.A. to dispose of the assets existing at its controlled entities subject to consolidation is restricted as follows:

               a. Galicia Valores S.A. Sociedad de Bolsa:

               As of December 31, 2003 this company held three shares of Mercado de Valores de Buenos Aires S.A. securing an insurance covering its transactions for US$ 1,536. At the end of the previous year, restricted assets totaled US$ 1,446

               b. Tarjetas Cuyanas S.A.

               As of December 31, 2003, Banco de Galicia y Buenos Aires S.A.'s ability to dispose of time deposits for US$ 190 was restricted because this amount was earmarked to secure a Collection Agreement signed with the Revenue Board of the Province of Mendoza.

               c. Banco Galicia (Cayman) Limited (In Provisional Liquidation)

               On January 3, 2003 an attachment was levied on the Entity's receivables from Banco Galicia Uruguay S.A., for a total amount of US$ 1,014 (including legal expenses), which should have been transferred to the Entity in payment of the second installment of that credit. The pertinent defenses have been filed before the courts to safeguard the Entity's interests, therefore such item has been recognized under "Sundry receivables". At the date of these financial statements, Banco de Galicia (Cayman) Limited (In provisional liquidation) had not yet collected the amount of those receivables. Furthermore, the lower court decision was favorable to the Entity, so it is believed that the Appellate Court will also rule in favor of that Entity.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 6:        (Continued)

               d. Banco Galicia Uruguay S.A.:

               At the request of creditors of Banco Galicia Uruguay S.A., a restraining order has been issued enjoining this entity from disposing of its real property.

               Under a security interest agreement signed on July 24, 2003 and registered with the Registry of Movable Property - Pledges Division - Montevideo- Uruguay on August 5, 2003, the rights to collect debts from all debtors have been pledged as collateral in favor of the holders of transferable time deposit certificates and/or negotiable obligations issued in compliance with the debtor reorganization plan approved.

NOTE 7:        TRUST ACTIVITIES

               a) Trust Contracts as security for compliance with obligations

               Purpose: to secure compliance with contractual obligations, the parties to these contracts have agreed to deliver in trust to the Bank amounts to be invested according to the following detail:

-------------------------------------------------------------------------------------------------------------------
      Contract date                        Trustor                     Trust fund              Due Date
                                                                        Balance
                                                                          US$
-------------------------------------------------------------------------------------------------------------------
         05.15.98          Natalio Garber y Silvia Chait de Garber            21,328         05.15.03 (1)
-------------------------------------------------------------------------------------------------------------------
         01.06.98          Eduardo Sumic y Ercides Ciani                          27         07.07.07 (2)
-------------------------------------------------------------------------------------------------------------------
         09.20.02          Tarjeta Naranja S.A. I                              2,023         05.31.10 (3)
-------------------------------------------------------------------------------------------------------------------
         09.20.02          Tarjetas Cuyanas S.A. I                               270         05.31.10 (3)
-------------------------------------------------------------------------------------------------------------------
         10.31.02          Tarjetas Cuyanas S.A. II                               95         05.31.10 (3)
-------------------------------------------------------------------------------------------------------------------
         02.07.03          Tarjeta Naranja S.A. II                               449         01.31.11 (3)
-------------------------------------------------------------------------------------------------------------------

               b) Administration Trust Agreements

               Purpose: to administer and exercise the financial ownership of the trust assets.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 7:        (Continued)

-------------------------------------------------------------------------------------------------------------------
      Contract date                        Trustor                     Trust fund balance          Due date
                                                                          Thousands of
                                                                              US$
-------------------------------------------------------------------------------------------------------------------
         12.23.02                Coca-Cola de Argentina S.A.                  644                12.31.04 (3)
----------------------------------------------------------------------------------------------------------------------

               (1) The contract shall remain in force until its purpose has been complied with.
               (2) These amounts will be released upon maturity or when the Bank receives instructions in accordance with contract stipulations.
               (3) These amounts will be released monthly until the earlier of the settlement date of trustor obligations or the due date.

NOTE 8:        NEGOTIABLE OBLIGATIONS AND OTHER DEBT SECURITIES

               a) Banco de Galicia y Buenos Aires S.A. - Ordinary Negotiable Obligations

               a.1) As of December 31, 2003, Banco de Galicia y Buenos Aires S.A. had the following negotiable obligation issues outstanding:

=================== ============= =============== ============== =============== ====================
                                                                                  ISSUE AUTHORIZED
   ISSUE DATE       FACE VALUE      RESIDUAL          TERM           RATE         BY THE NATIONAL
                                      VALUE                                          SECURITIES
                                      (**)                                           COMMISSION
------------------- ------------- --------------- -------------- --------------- --------------------
    11.08.93        200,000 (*)      65,898         10 years        9.00 %            10.08.93
=================== ============= =============== ============== =============== ====================

               (*)This issue has fallen due.

               a.2) Under the global program for issuing ordinary negotiable obligations approved by the Shareholders' Meeting held on March 3, 1993, as of December 31, 2003, Banco de Galicia y Buenos Aires S.A. had the following negotiable obligation issue outstanding:

=================== ============= =============== ============== =============== ====================
                                                                                  ISSUE AUTHORIZED
   ISSUE DATE       FACE VALUE      RESIDUAL          TERM           RATE         BY THE NATIONAL
                                      VALUE                                          SECURITIES
                                      (**)                                           COMMISSION
------------------- ------------- --------------- -------------- --------------- --------------------
    08.07.97        150,000 (*)      48,157        1,825 days         (1)           08.02.93 and
                                                                                      12.20.94
=================== ============= =============== ============== =============== ====================

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 8:        (Continued)

               (1) On the interest payment dates falling due in August 2002 or before, Libor plus 1.875%
               (*) This issue has fallen due.
               (**) Certain holders of the negotiable obligations detailed in points a1) and a2), which were in turn debtors of the Bank for due and payable liquid obligations, have exercised the right under Sections 818 and related provisions of the Argentine Civil Code, requering the Bank to settle its debts by offsetting them against its receivables for the negotiable obligations. The Bank had to accept this offsetting, under the conditions established by Law.

               On December 23, 2003, the Bank made an offer to refinance its negotiable obligations due in 2002 and 2003, as detailed in points a1) and a2), for new negotiable obligations, cash, BODEN 2012 and/or preferred shares in Grupo Financiero Galicia, according to the terms of the offer. This offer is encompassed by the Global Program created at the Ordinary Meeting of Shareholders held on September 30, 2003, as mentioned in point
               a4).

               a.3) The Ordinary Shareholders' Meeting held on September 30, 1997, authorized the creation of a Global Program for a maximum total amount of US$ 1,000,000 for issuing ordinary negotiable obligations, not convertible into shares which may be issued in pesos, US dollars or other currencies.

               As of December 31, 2003, Banco de Galicia y Buenos Aires S.A. had the following short and medium-term negotiable obligation issues outstanding under the above program:

=================== ================== ================== ==================== ====================
                                                                                ISSUE AUTHORIZED
   ISSUE DATE          FACE VALUE            TERM                RATE           BY THE NATIONAL
                                                                                   SECURITIES
                                                                                   COMMISSION
------------------- ------------------ ------------------ -------------------- --------------------
    12.20.00            44,444(*)         1,825 days        Libor plus 2%           04.22.98
------------------- ------------------ ------------------ -------------------- --------------------
    06.11.01            10,667(*)         1,653 days        Libor plus 2%           04.22.98
------------------- ------------------ ------------------ -------------------- --------------------
    07.19.02           72,635(**)         1,840 days            7.875%              04.22.98
------------------- ------------------ ------------------ -------------------- --------------------
    07.19.02           43,161(**)         1,840 days       Libor - 6 months         04.22.98
                                                               plus 4%
=================== ================== ================== ==================== ====================

               (*) On December 20, 2001, the first installment was amortized for a face value of 5,556 and 1,333, respectively, the last four past due services remaining unpaid at the date of these financial statements.
               (**) Negotiable obligations in normal situation, issued as a result of the restructuring of the debt of the New York Branch, but not included in the restructuring of the debt of Banco de Galicia y Buenos Aires S.A..

               a.4) The Ordinary Meeting of Shareholders held on December 31, 2003 approved the creation of a Global Program for the issuance and reissuance of ordinary negotiable obligations, not convertible into shares, whether subordinated or not, secured or unsecured, for a maximum nominal amount of US$ 2,000,000 or its equivalent in any other currency,

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 8:        (Continued)

               outstanding at any time during the life of the Program, as determined by the Board of Directors, for a maximum term of five years counted as from the authorization of the Program by the National Securities Commission (CNV) or for any other longer term the CNV may authorize pursuant to regulations. The proceeds of the placement of the negotiable obligations to be issued under the Program will be used to refinance the liabilities governed by foreign laws.

               As of December 31, 2003 and 2002, the amount of the negotiable obligations in respect of principal and interest, net of discounts, was US$ 561,719 and US$ 640,484, respectively, and was used in accordance with the provisions of the Negotiable Obligations Law and BCRA regulations for providing financing to domestic companies with regard to investments in physical assets in Argentina, providing working capital or refinancing liabilities, granting consumer and mortgage loans for financing housing construction, investments in the share capital of domestic companies and other purposes envisaged in current regulations.

               b) Banco de Galicia y Buenos Aires S.A.'s controlled companies - Issue of negotiable obligations, debt certificates and other debt securities

               Below is disclosed the situation of each company in relation to third parties' debts as of December 31, 2003, and the valuation criteria followed:

               Tarjetas Cuyanas S.A.:

               On May 23 and October 31, 2002, that company entered into two agreements for the redemption of its Negotiable Obligations through the issue of debt certificates.

               At the end of the fiscal year ended December 31, 2003, holders of negotiable obligations adhered to the exchange of negotiable obligations for debt certificates in the amount of approximately US$ 5,000 and US$ 1,450, respectively, the residual value at year end amounting to US$2,880 thousand. At that date, Tarjetas Cuyanas S.A. has valued these debts at approximately US$ 2,204, a figure obtained by applying the present value method to the future discounted cash flows, as established by CNV Resolution No. 434/03.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 8:        (Continued)

               For purposes of applying the valuation method mentioned above, Tarjetas Cuyanas S.A. has taken as a premise for the agreement entered into on May 23, 2002 a nominal annual discount rate of 11% and a cash flow made up of 5% of the monthly collections of receivables derived from the use of credit cards for a term of 8 years counted as from the earlier of June 1, 2002 or until the full amortization of the subscribed certificates, and for the agreement entered into on October 31, 2002, a nominal annual discount rate of 11% and a cash flow made up of 1.75% of the monthly collections of receivables derived from the use of credit cards for a term of 7 years and 7 months, counted as from the earlier of November 1, 2002 or until the full amortization of the subscribed certificates.

               The above-mentioned cash flows are made up of:

               a) receivables derived from the use of credit cards;

               b) consumer loans granted by the Company to the holders of credit cards issued by it; and

               c) refinancing of receivables mentioned in a) and b).

               As a result of those transactions and of certain payments made, Tarjetas Cuyanas S.A. records due and payable negotiable obligations amounting to approximately US$ 3,377 as of December 31, 2003, of which US$ 3,180 are in the hands of the minority shareholders, with whom the issuance of a new series in pesos is being negotiated for a term of one year, converting the nominal values due at a conversion rate of $1.9 per US dollar. At that date, Tarjetas Cuyanas S.A. had valued this debt by approximately US$ 2,139, which represent the redemption value estimated by the management of Tarjetas Cuyanas S.A. on the basis of the negotiations carried out so far. If this debt were to be valued at the free US dollar exchange rate, an additional loss of approximately US$ 1,202 would be generated at year end.

               The maximum risk associated with the situations described in relation to the financial statements of Tarjetas Regionales S.A. and Banco de Galicia y Buenos Aires S.A. amounts to US$ 722.

               Tarjetas del Mar S.A.:

               As of December 31, 2003, the debt certificates issued by the Company and accepted by most holders of obligations in order to redeem negotiable obligations amounted to US$ 15,000 (face value).

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 8:        (Continued)

               The operation schedule proposed is the following: (i) Tarjetas del Mar S.A. issues a debt certificate for US$ 15,000, payable within 10 years in 10 annual and consecutive installments; (ii) Tarjetas del Mar S.A. exchanges with Banco de Galicia (Cayman Branch), its own debt certificate for a certificate issued by Tarjeta Naranja S.A., which is held by that branch of Banco de Galicia; and (iii) Tarjetas del Mar S.A. offers the holders of its Negotiable Obligations to exchange them for the debt certificate issued by Tarjeta Naranja S.A. The Argentine Central Bank has not made any observations in relation to this procedure, concerning matters within its field of competence.

               As of December 31, 2003, the balance of the Global Negotiable Obligation Program issued, which continue to be due and payable is equivalent to an amount of US$ 842. The Board of Directors of the Company has valued the negotiable obligations as of December 31, 2003, as follows: US$ 662 (face value) at the exchange rate of US$ 1 = $ 1, plus CER, and US$ 180 (face value), at the exchange rate of US$ 1 = $ 1.40. If all the due and payable negotiable obligations as of December 31, 2003 were to be valued at the free US dollar exchange rate, an additional loss of approximately US$ 427 would be generated at year end.

               The maximum risk attaching to these situations, which could have an impact on the financial statements of Tarjetas Regionales S.A. and Banco de Galicia y Buenos Aires S.A., amounted to approximately US$ 427.

               Tarjeta Comfiar S.A.:

               On August 4, 2003 Tarjeta Comfiar S.A. requested from the CNV and the Buenos Aires Stock Exchange the delisting from the public offering regime and the revocation of the approval of the short and medium-term Global negotiable obligation issue program for up to US$ 50,000, as it was not the company's intention to issue new negotiable obligations and it had no outstanding negotiable obligations.

               The Buenos Aires Stock Exchange revoked the approval of the mentioned global program through a letter dated August 8, 2003 and the CNV authorized the delisting from the public offering regime through Resolution No. 14619 dated September 11, 2003.

               As of December 31, 2003, Banco de Galicia y Buenos Aires S.A. has settled its liabilities for negotiable obligations.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 8:        (Continued)

               Tarjeta Naranja S.A.:

               On May 23, 2002, Tarjeta Naranja S.A. executed two agreements for the redemption of negotiable obligations and the issuance of debt certificates in US dollars secured by a trust. As of December 31, 2003, holders of negotiable obligations had adhered to those agreements in the amount of US$ 69,577, the residual value of those negotiable obligations amounting to US$ 46,028 at year end, due to amortization for the year.

               The debt certificates have been valued by determining the present value of the cash flow involved, converted at the exchange rate prevailing on the transaction date, assuming a discount rate equivalent to an annual effective rate (TEA) of 11% as a premise.

               The application of the present value method to this financial debt, recommended by Technical Pronouncement No. 17 of the Argentine Federation of Professional Councils in Economic Sciences and approved by the Professional Council in Economic Sciences of the Province of Cordoba, results in US$ 42,300 (including principal and interest).

               As of December 31, 2003, the overdue balance of the Global Negotiable Obligation Program not yet collected by their holders amounted to US$ 1,954.

               In view of Tarjeta Naranja S.A.'s expectations for the method of redemption of these obligations, either by means of the adherence to the agreement or by redeeming them in cash, such obligations have been valued as follows: 50%, that is US$ 977, are expected to be redeemed in cash applying the US$1=$1 exchange rate, plus CER, and the remaining 50% is expected to be exchanged for debt securities, so they were valued applying the same procedure as that described above for debt certificates, a present value of US$ 896 being determined. If all the due and payable negotiable obligations amounting to $ 2,626 were valued at the free US dollar exchange rate as of December 31, 2003, an additional loss of approximately US$ 572 would be generated at year end.

               The maximum risk attaching to the situations described, which could have an impact on the consolidated financial statements of Tarjetas Regionales S.A. and Banco de Galicia y Buenos Aires S.A. amounts to US$ 458.

               On February 6, 2003 the Board of Directors of Tarjeta Naranja S.A. approved the issuance of Series II Debt Certificates for US$ 15,000 secured by a Trust, with similar characteristics to the Agreement entered into on May 23, 2002 for the redemption of negotiable obligations Series

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 8:        (Continued)

               XXVII. On February 7, 2003 that Agreement was entered into and fully subscribed. This debt has been settled in monthly installments with 1% of collections since February 1, 2003, for eight years counted as from the earlier of that date or until the certificates subscribed are fully amortized. At year end, the residual value amounted to US$ 11,350.

               Those Debt Certificates were valued by determining the present value of the discounted cash flows, converted at year-end exchange rate, assuming a discount rate equivalent to an annual effective rate (TEA) of 11% as a premise. The application of the present value method to this financial debt, established by Technical Pronouncement No. 17 of the Argentine Federation of Professional Councils in Economic Sciences and approved by the Professional Council in Economic Sciences of the Province of Cordoba, results in a present value of US$ 10,286 (principal) and US$ 19 (interest) which, valued at year-end exchange rate represents a principal amount of thousand $ 30,137 plus interest for thousand $ 56.

               In the financial statements of Grupo Financiero Galicia S.A., the maximum risk attaching to the situations described would amount to approximately US$ 1,503.

               Restructuring of the debt held by the credit card management companies with Banco de Galicia y Buenos Aires S.A:

               On June 26, 2003, the minority shareholders of Tarjeta Naranja S.A. undertook to make an irrevocable contribution of US$ 1,706 subject to the conditions precedent that the majority shareholder makes an irrevocable contribution of US$ 6,826 under the same conditions and agrees with Banco Galicia y Buenos Aires S.A. to restructure the liabilities held with that entity. On July 18, 2003, Tarjeta Naranja S.A. paid Banco de Galicia y Buenos Aires S.A. all interest accrued at that date on the bank debt of US$ 27,304. This debt fell due on February 12, 2003.

               On August 4, 2003, Banco de Galicia y Buenos Aires S.A. approved the restructuring of Tarjetas Cuyanas S.A.'s financial debt of US$ 3,413. The conditions for restructuring this financial debt are the following: a term of one year, interest payable at the Survey rate established by the BCRA, plus an annual rate of 2%. At year end, the balance, net of early settlements, amounted to $ 3,131.

               On January 15, 2004 the BCRA was informed and made no observations on the proposal for the restructuring of financial liabilities held with Banco de Galicia y Buenos Aires S.A. by Tarjeta Naranja S.A., Tarjeta Comfiar S.A., merged into Tarjeta Naranja S.A. as from January 1, 2004, and

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 8:        (Continued)

               Tarjetas del Mar S.A. Such proposal is subject to the merger between Tarjeta Naranja S.A. and Tarjetas del Mar S.A., a corporate reorganization that must be dealt with and approved by the respective Meetings of Shareholders and consummated before June 30, 2004.

               On January 28, 2004 the Meeting of Shareholders and the Board of Directors of Tarjeta Naranja S.A. approved the "Debt Restructuring Plan", consisting of the renegotiation of the terms and conditions of the outstanding debt with Banco de Galicia y Buenos Aires S.A. and Banco de Galicia y Buenos Aires S.A. - Cayman Branch and the acceptance of irrevocable contributions for US$ 8,532. This Plan is summarized as follows:

               Debt for Series XXVII negotiable obligations for US$ 8,842 plus interest: the proposal to make irrevocable contributions for US$ 8,532 on account of future subscriptions of shares submitted by Banco de Galicia y Buenos Aires S.A. and the minority shareholders of Tarjeta Naranja S.A. was accepted. The balance will be fully repaid by Tarjeta Naranja S.A..

               Tarjeta Naranja S.A. will issue peso-denominated Debt Securities ("TD") for US$ 56,997 secured by a Trust, payable over a maximum term of six years and a half, with monthly amortization of principal and monthly interest payments on balances due, at an adjusted Survey Rate improved by 2 % ("Trust III"). The trust guarantee would be the higher of 2 % of the monthly cash flows of Tarjeta Naranja S.A., or 1.28205% of the face value of TD plus interest.

               Tarjeta Naranja S.A. will transfer the TD to a new trust ("Trust IV"), which will issue two Certificates of Participation ("TP"), one "TPA" for US$ 34,130 and another "TPB" for US$ 22,867. The method of servicing under this Trust IV is subject to the same conditions as those stipulated under Trust III.

               The "TPA" will be exchanged for past due and outstanding loans granted by Banco de Galicia y Buenos Aires S.A. to Tarjeta Naranja S.A. and Tarjeta Comfiar S.A. (already merged into Tarjeta Naranja S.A.) for US$ 34,130 (including principal and interest on both loans).

               The debt of US$ 22,423 plus interest held byTarjeta Comfiar S.A. (already merged into Tarjeta Naranja S.A.) with Banco de Galicia y Buenos Aires S.A. - Cayman Branch will be settled as follows:
               i) Banco de Galicia y Buenos Aires S.A. will grant Tarjeta Naranja S.A., a peso-denominated loan for US$ 22,867, and ii) the balance will be fully repaid by Tarjeta Naranja S.A..

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 8:        (Continued)

               This US$ 22,867 loan granted to Tarjeta Naranja S.A. will be repaid to Banco de Galicia y Buenos Aires S.A. through the delivery of "TPB".

               At the same time, Tarjetas del Mar S.A. will restructure its debt with Banco de Galicia y Buenos Aires S.A and Banco de Galicia y Buenos Aires S.A - Cayman Branch, an outstanding debt of around US$ 4,096 continuing to be held with Banco de Galicia y Buenos Aires S.A. after an irrevocable capital contribution of US$ 17,406 has been made. As part of this agreement, Tarjeta Naranja S.A. and Tarjetas del Mar S.A. will jointly and severally assume the commitment to repay the debt.

NOTE 9:        DEPOSIT INSURANCE SYSTEM

               Law 24485 and Decree 540/95 established the creation of the Deposit Insurance System to cover the risk attached to bank deposits, beyond the system of privileges and safeguards envisaged in the Financial Institutions Law.

               Pursuant to Communique "A" 2337, the Argentine Central Bank established rules for applying the deposit insurance and the way of settling the related contributions.

               The National Executive Power through Decree 1127/98 dated September 24, 1998 extended this insurance system to demand deposits and time deposits of up to US$ 10 denominated either in pesos or in foreign currency.

               This System does not cover the deposits made by other financial institutions (including the time deposit certificates acquired through a secondary transaction), the deposits made by persons related to Banco de Galicia y Buenos Aires S.A., either directly or indirectly, deposits of securities, acceptances or guarantees and those set up after July 1, 1995 at an interest rate exceeding the one that the Argentine Central Bank regularly establishes based on a daily survey conducted by it.

               Nor does this System cover deposits whose ownership has been acquired through endorsement and placements which offer incentives in addition to the interest rate. The System has been implemented through the creation of the Deposit Insurance Fund, which is managed by a company called Seguros de Depositos S.A. (SE.DE.S.A.). The shareholders of SE.DE.S.A. are the Argentine Central Bank and the financial institutions in the proportion determined for each one by the Argentine Central Bank based on the contributions made to the said fund.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 9:        (Continued)

               Through Communique "A" 3068, the Argentine Central Bank reduced the normal contribution to the said Fund, which amounted to 0.03%, to half, provided that the financial institution arranges with SEDESA 36-month loans, to be earmarked for the Deposit Insurance Fund. Interest on these loans has been determined on the basis of the yield obtained by the mentioned Fund on its placements.

               As from September 2000, Argentine Central Bank Communique "A" 3153 eliminated the above mentioned loan and the normal contribution of 0.015% on items comprised in the calculation basis remained in force.

               As from December 2001, Argentine Central Bank Communique "A" 3358 resolved to increase the contribution to 0.03%. As of December 31, 2003 the normal contribution to the Deposit Insurance Fund amounted to US$ 94,039, of which US$ 4,340 correspond to the current year.

NOTE 10:       RESTRICTIONS IMPOSED ON THE DISTRIBUTION OF PROFITS

               Argentine Central Bank regulations establish that 20% of the profits shown in the Income Statement at year end, plus (less) prior year adjustments must be allocated to the legal reserve.

               This proportion is applicable regardless of the ratio of the legal reserve fund to the capital stock.

               Furthermore, as a result of the facts described in Note 1 to the financial statements, through Resolution 81 dated February 8, 2002, the Argentine Central Bank established that while the assistance received from that Entity is in force, Banco de Galicia y Buenos Aires S.A. may not distribute dividends or any other return on capital in cash, remit profits or make payments for fees, interests or compensation related to results.

               Furthermore, Argentine Central Bank Communique "A" 3574 provided for the suspension of the distribution of profits until the criteria for valuing the shareholders' equity of Banco de Galicia y Buenos Aires S.A. are defined, which include the known effects of Law 25561 and supplementary provisions.

               Communique "A" 3785 provides that financial institutions which receive in compensation National Government bonds within the framework of

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 10:       (Continued)

               Sections 28 and 29 of Decree 905/02, may record them at their technical value; while using this procedure, financial institutions may not distribute cash dividends, except for the amount of profits in excess of the difference between the carrying value and the market value of those bonds, net of the pertinent appropriation to legal reserve and to the reserve established by the bank's by-laws, and the same treatment will be given to those institutions which decide to exchange the compensating bonds for promissory notes issued by the National Government. In the case of Grupo Financiero Galicia S.A., see
               Note 12 to the financial statements.

NOTE 11:       NATIONAL SECURITIES COMMISSION (Comision Nacional de Valores)

               -Resolution No. 368/01

               The Bank's equity as of December 31, 2003 exceeds that required by Chapter XIX, points 4 and 5 of CNV Resolution No. 368/01 to act as over-the-counter broker.

               Furthermore, in compliance with Section 32 of Chapter XI of that resolution, as depository of the mutual funds "FIMA ACCIONES", "FIMA P.B. ACCIONES", "FIMA RENTA EN PESOS", "FIMA RENTA EN DOLARES", "FIMA MIX PLUS ", "FIMA MIX ", "FIMA RENTA CORTO PLAZO", "FIMA MONEY MARKET EN PESOS" "FIMA MONEY MARKET EN DOLARES" , "FIMA GLOBAL ASSETS" and "FIMA RENTA LATINOAMERICANA", Banco de Galicia y Buenos Aires S.A. has a total of 203,245,661 units under custody for a market value of US$ 65,325 as of December 31, 2003, which is included in the "Depositors of Securities in Custody" account.

               At December 31, 2002, the securities held in custody by Banco de Galicia y Buenos Aires S.A. totaled 155,298,672 units and their market value amounted to US$ 21,454.

NOTE 12: CONTRIBUTIONS TO THE BANK EMPLOYEES' SOCIAL SERVICES INSTITUTE (the "ISSB")

               Effective July 1, 1996, Decree No. 263/96 of the National Executive Power reduced to 1% and effective July 1, 1997 Decree No. 915/96 eliminated the 2% contribution on interest and fees that banks previously had to make to the ISSB, pursuant to
               Section 17 of Law No. 19322. Banco de Galicia y Buenos Aires S.A. has determined the aforementioned contributions in accordance with these regulations. The bank employee union (the "Banking Association") brought legal action calling for a stay against the

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 12:       (Continued)

               National Executive Power - Ministry of Public Works and Services, with a view to having Section 1 of Decree 263/96 declared null and unconstitutional, and got a favorable ruling from the Federal Court dealing with Administrative Litigation Matters, Panel I.

               The National Supreme Court of Justice declared out of order an extraordinary appeal made by the National Executive Branch on November 4, 1997. Therefore, the ruling in favor of the Banking Association became firm.

               Although in the opinion of the legal counsel of the financial institutions this ruling is not opposable against the banks because they were not a party to the aforementioned legal action, the juridical uncertainty still persists. In April 1998, the Bank Employees' Health Care System (OSBA) made a final claim against Banco de Galicia y Buenos Aires S.A., which was refuted from the administrative angle before OSBA, the Federal Public Revenue Authority (AFIP) and the National Social Security Administration.

               Furthermore, the Banking Association brought legal action calling for a stay before the First Instance No. 5 Federal Social Security Court, requesting a precautionary measure ordering the OSBA not to bring legal actions for tax collection or make verifications on the grounds of article 17, clause f) of Law 19,322 until a final judgment is issued about whether this supposed claim is applicable.

               This latter measure is firm and was confirmed by the National Social Security Court (Panel II).

               OSBA filed an extraordinary appeal with the National Supreme Court of Justice, which was dismissed by the Court on November 21, 2000.

               Furthermore, OSBA has brought a legal action against all institutions in the financial system, before the Federal Court dealing with Administrative Litigation Matters, and the complaint has already been answered. The trial of the case has been ordered. Considering that a risk exists as to the interpretations that courts may make of this dispute, the Bank has agreed to a settlement regarding those disputed or doubtful rights, without this involving any recognition of rights. This settlement has been approved by the Federal Court of First Instance on Administrative Litigation Matters No. 4, in the case identified above, which will reduce the potential risk to which the Bank would be exposed if an unfavorable resolution were to be issued.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 13:       REGULATIONS ON BANK CURRENT ACCOUNTS

               On March 24, 2001, the Competitiveness Law No. 25413 was enacted and promulgated. This norm repeals the system of fines and penalties for current account holders and financial institutions established by Laws No. 24452 and 24760.

               In the case of the latter, effective January 13, 1997, the law that was repealed provided a system of fines for financial institutions which would have kept current accounts open when they should have been closed, or would have opened current accounts to current account holders who had been disqualified.

               In view of the above, on April 16, 1999, Section 3 of Decree 347/99 of the National Executive Power established that:

               "In the case of the fines resulting from applying Section 62, last paragraph ..., as amended by Law No. 24,760, accumulated by each financial institution at the effective date of this decree, the Argentine Central Bank is empowered to set the amount of the fines between a minimum of five thousand dollars (US$ 5) and a maximum of six hundred seventy one thousand dollars (US$ 683) for each institution, based on the number of non-compliance by each one".

               In line with Argentine Central Bank Communique "A" 2909 Banco de Galicia y Buenos Aires S.A. has reported to the aforementioned body the current accounts kept open when they should have been closed and paid the corresponding fines, taking the aforementioned caps into consideration. Subsequently, Banco de Galicia y Buenos Aires S.A. received a communication from the Argentine Central Bank addressed to all financial institutions, calling upon them to pay the corresponding amount, pursuant to
               Section 62 of the Law Governing Checks. In view of this Banco de Galicia y Buenos Aires S.A. filed a claim for a temporary restraining order with the Federal Court of First Instance dealing with Administrative Litigation Matters No. 4, Clerk's Office No. 7, in the event that said communication might prove detrimental to its vested rights.

               The temporary restraining order has been dismissed by the lower court on the grounds that Decree No. 347/99 had been declared unconstitutional in the ordinary proceedings initiated by the Ombudsman requesting that such decree be declared null and void because it allegedly violated constitutional rights.

               The decision dismissing the temporary restraining order has been appealed by the Bank.

               If this decision were to be confirmed by the appellate court, and if the judgment rendered in the lawsuit prosecuted by the Ombudsman were to

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 13:       (Continued)

               become final, the adverse effect would be that the Argentine Central Bank might claim from Banco de Galicia y Buenos Aires S.A. payment of the difference between the amount actually paid by it under the guidelines of Decree 347/99 and the amount that it should have paid as a result of the application of Section 62 of Law 24452, as amended by Law 24760. This would not affect significantly the equity of Banco de Galicia y Buenos Aires S.A.

NOTE 14:       SETTING UP OF THE "GALTRUST I" INDIVIDUAL FINANCIAL TRUST

               At the meeting held on March 15, 2000, the Board of Directors of Banco de Galicia y Buenos Aires S.A. approved Banco de Galicia y Buenos Aires S.A.'s participation as originator, trustor and manager in a global program for setting up financial trusts for a nominal value of up to US$ 1,000,000. The creation of this program was approved by the National Securities Commission through resolution No. 13334 dated April 6, 2000.

               The trustee of this trust will be First Trust of New York, National Association, through its permanent representation in Argentina.

               Under this global program, on October 20, 2000, Banco de Galicia y Buenos Aires S.A. transferred the trust ownership of loans amounting to US$ 490,224 granted to Argentine Provinces collateralized by the federal tax sharing corresponding to those Provinces, and reserve investments for US$ 7,761, to the GalTrust I Financial Trust.

               As a counterpart, Banco de Galicia y Buenos Aires S.A. received Class A Debt Securities for a face value of US$ 100,000, Class B Debt Securities for a face value of US$ 200,000 and Certificates of Participation for a face value of US$ 200,000.

               As of December 31, 2003 and 2002, Banco de Galicia y Buenos Aires S.A. held debt securities and certificates of participation in its portfolio for US$ 220,527 and US$ 234,184, respectively.

NOTE 15:       SETTING UP OF THE "GALTRUST II and V" INDIVIDUAL FINANCIAL TRUSTS

               At the meeting held on December 6, 2001, the Board of Directors of Banco de Galicia y Buenos Aires S.A. approved the creation of the Universal Program for the Securitization of Loans for the issue of debt securities and/or certificates of participation in Galtrust Financial Trusts. This

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 15:       (Continued)

               program was approved by the National Securities Commission resolution No. 13334 dated April 6, 2000, for a face value of up to US$ 1,000,000 (the "Program") and authorized Banco de Galicia y Buenos Aires S.A.'s participation as originator, trustor and manager of that program.

               The trustee of those trusts will be First Trust of New York, National Association, through its permanent representation in Argentina

               Four financial trusts, Galtrust II, III, IV and V - Mortgage bills, were set up under the above-mentioned program, and Certificates of Participation and Debt Securities were issued.

               Banco de Galicia y Buenos Aires S.A. subscribed 100% of the certificates of participation and the Class A and Class B Debt Securities were subscribed by the New York Branch, Banco de Galicia Uruguay S.A. and Aseguradora de Personas Galicia S.A. (formerly Hartford Seguros de Vida S.A.)

               On December 26, 2002 the Galtrust III and IV financial trusts were terminated.

               As of December 31, 2003, Banco de Galicia y Buenos Aires S.A. and Banco de Galicia Uruguay S.A. held in their portfolio US$ 7,734 and US$ 15,737, respectively.

NOTE 16:       GALICIA 2004 AND 2005 TRUSTS

               Under the "Framework Trust Agreement" signed with First Trust of New York (the trustee), the Bank, in its capacity as trustor, has created "Galicia 2004 Trust" to implement an incentive program in favor of certain executives of the Bank, to be determined from time to time by the Board of Directors. For that purpose, the amount of US$ 4,000 was transferred to the trustee, which was used for the purchase of shares in Grupo Financiero Galicia.

               On November 19, 2001, specific beneficiaries were assigned 855,442 shares and 28,046.60 ADS, and 3,400 ADS that were not awarded were returned to the trustor. The balance of 157,669.40 ADS formed the Galicia 2005 Trust.

               On June 15, 2003 Galicia 2004 Trust was terminated in advance, the shares and ADSs having been delivered to the beneficiaries designated

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 17:       CHANGES IN SIGNIFICANT ASSETS AND LIABILITIES

               The breakdown of the most significant assets and liabilities shown in these consolidated financial statements, presented in comparative format with those of the previous year ended December 31, 2002, in order to disclose the changes in those assets and liabilities during the current year is as follows:

==================================================================================================
                                                                    12.31.03         12.31.02
                                                              ----------------------------------
  ASSETS
                                                              ----------------------------------
  LOANS                                                              3,748,724       3,645,791
                                                              ----------------------------------
  -To the non-financial public sector                                2,662,304       2,624,581
  -To the financial sector                                              66,448          46,010
  -To the non-financial private sector and residents abroad          1,421,786       1,549,205
    -Overdraft facilities                                               74,711          77,469
    -Notes                                                             473,640         527,053
    -Mortgage loans                                                    245,595         294,868
    -Pledge loans                                                       18,650          65,370
    -Consumer loans                                                     18,831          40,951
    -Credit card loans                                                 279,467         199,640
    -Others                                                            133,417         140,627
    -Accrued interest and quotation differences receivable             178,526         207,671
    -Documented interest                                                 (848)         (3,697)
    -Unallocated collections                                             (203)           (747)
  -Allowances for loan losses                                        (401,814)       (574,005)
                                                              ----------------------------------
  OTHER RECEIVABLES RESULTING FROM FINANCIAL BROKERAGE               2,115,156       3,158,942
                                                              ----------------------------------
  -Argentine Central Bank                                               23,838          19,081
  -Amounts receivable for spot and forward sales to be
    settled                                                                  -             656
  -Securities to be received under spot and forward
   purchases to be settled                                                  47             230
  -Unlisted negotiable obligations                                      35,424          45,159
  -Others not included in the debtor classification
   regulations                                                       1,957,837       2,862,737
  -Others included in the debtor classification regulations            105,255         235,452
  -Accrued interest receivable not included in the debtor
  classification regulations                                            27,016           2,454
  -Accrued interest receivable included in the debtor
   classification regulations                                              554           8,305
  -Allowances                                                         (34,815)        (15,132)
  ==============================================================================================

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 17:       (Continued)

==================================================================================================
                                                                  12.31.03          12.31.02
                                                               -----------------------------------
  LIABILITIES
                                                               -----------------------------------
   DEPOSITS                                                          1,905,800         1,777,937
                                                               -----------------------------------
   -Non-financial public sector                                          4,236             2,671
   -Financial sector                                                     6,642             1,005
   -Non-financial private sector and residents abroad                1,894,922         1,774,261
     -Current accounts                                                 397,168           246,878
     -Savings accounts                                                 279,484           192,446
     -Time deposits                                                    968,765           827,015
     -Investment accounts                                                   63                 -
     -Others                                                           182,125           379,168
     -Accrued interest and quotation differences payable                67,317           128,754
                                                               -----------------------------------
   OTHER LIABILITIES RESULTING FROM FINANCIAL BROKERAGE              5,153,385         5,587,361
                                                               -----------------------------------
   -Argentine Central Bank                                           2,775,734         2,766,574
     -Rediscounts to cover lack of liquidity                         1,904,429         1,860,027
     -Others                                                           871,305           906,547
   -Banks and international entities                                   933,611         1,086,931
   -Unsubordinated negotiable obligations                              816,692         1,182,437
   -Amounts payable for spot and forward purchases to be
    settled                                                                  -               728
   -Securities to be delivered under spot and forward sales
    to be settled                                                       33,995            42,502
   -Loans from domestic financial institutions                          44,970            68,693
   -Others                                                             342,616           344,192
   -Accrued interest and quotation differences payable                 205,767            95,304
==================================================================================================

NOTE 18: SITUATION OF CERTAIN COMPANIES CONSOLIDATED WITH BANCO DE GALICIA Y BUENOS AIRES S.A.

               On September 15, 2003, the Board of Directors of Tarjeta Comfiar S.A. and Tarjeta Naranja S.A. signed a preliminary merger agreement involving the two companies, whereby Tarjeta Comfiar S.A. would merge into Tarjeta Naranja S.A.. Under this agreement, as from January 1, 2004 these companies shall jointly conduct the corporate business to take greater advantage of existing resources. The Preliminary Merger Agreement was approved by the Extraordinary Meetings of Shareholders of Tarjeta Comfiar S.A. and Tarjeta Naranja S.A., held on October 2, 2003.

               The Final Merger Agreement was signed on November 14, 2003. Since that date, the Board of Directors of Tarjeta Naranja S.A. has assumed responsibility for the administration and representation of Tarjeta Comfiar S.A..

               As of December 31, 2003, Tarjeta Comfiar S.A., Tarjetas del Mar S.A., and Galicia Capital Markets S.A. reported deficits in their equity, and this situation is subject to the provisions of
               Section 94, subsection 5) of the Corporations Law.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 18:       (Continued)

               Accumulated losses of the above-mentioned companies and Tarjetas Regionales S.A. are in excess of 50% of the corporate capital and irrevocable capital contributions made by the shareholders, according to the computation established by Section 206 of that Law. It should be noted that Decree 1269/02 suspended until December 10, 2003 the application of Section 94, subsection 5) of Law 19550, which establishes that companies must be dissolved when their losses exceed their corporate capital and of Section 206, which establishes mandatory capital reduction when losses are in excess of reserves and 50% of capital. Under Decree No. 1293/03, the provisions of Decree 1269/02 will remain in effect until December 10, 2004.

NOTE 19:       GALICIA MORTGAGE LOANS AND SECURED LOANS TRUSTS

               As part of the implementation of the Galicia Capitalization and Liquidity Plan, during May 2002, "Galicia Mortgage Loans Financial Trust" was created, by which mortgage loans for US$ 106,749 were transferred, receiving in exchange US$ 80,061 in cash and certificates of participation for US$ 26,687. The trustee is ABN AMRO Bank Argentine Branch, with various domestic financial institutions acting as subscribers.

               The Secured Loans Trust has been created and the parties to it are Banco de la Provincia de Buenos Aires as beneficiary and BAPRO Mandatos y Negocios S.A., as trustee. Under this Trust, secured loans for US$ 36,860 were transferred and US$ 27,645 in cash and certificates of participation for US$ 9,215 were received in exchange.

               As of December 31, 2003, the amounts of the participation certificates was US$ 40,408 and US$ 13,820, respectively.

               As of December 31, 2002, the amounts of the participation certificates were US$ 30,860 and US$ 9,295, respectively.

NOTE 20:       SEGMENT INFORMATION

               Below is a detail of the accounting information as of December 31, 2003, classified according to the related business segment:

               Primary segment: Business Segment.

                                  Financial           Services             Total
                                  brokerage
               Income                574,043           147,357           721,400
               Expenses            (512,936)          (24,013)         (536,949)
                                  ----------------------------------------------
               Result                 61,107           123,344           184,451
                                  ==============================================

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 20:       (Continued)

               Secondary segment: Geographical area segment.

                                       City of Buenos    Rest of country        Total
                                     Aires and Greater
                                        Buenos Aires
Financial brokerage
Income                                          558,423            15,620            574,043
Expenses                                      (498,979)          (13,957)          (512,936)
                                     --------------------------------------------------------
Result                                           59,444             1,663             61,107
                                     ========================================================
Services
Income                                          143,347             4,010            147,357
Expenses                                       (23,360)             (653)           (24,013)
                                     --------------------------------------------------------
Result                                          119,987             3,357            123,344
                                       ========================================================

               The accounting measurement of assets and liabilities allocated to the above-mentioned segments is as follows:

                                                                Total
Assets
Government and corporate securities                               989,796
Loans                                                           3,748,724
Other receivables resulting from financial brokerage            2,115,156
Assets under financial leases                                       8,400

Liabilities
Deposits                                                        1,905,800
Other liabilities resulting from financial brokerage            5,153,385

                          Grupo Financiero Galicia S.A.
   ""Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           Notes to the Statements of Consolidated Financial Condition
                        as of December 31, 2003 and 2002
                  (figures stated in thousands of US dollars)
                                    (Note 2)

====================================================================================
                                                            12.31.03        12.31.02
                                                     -------------------------------
ASSETS
CURRENT ASSETS

Cash and due from banks (Notes 3 and 11 and
Schedule G)                                                      397             441

Investments (Notes 9 and 11 and Schedules C and G)             8,361          14,800

Other receivables (Notes 4, 9 and 11 and Schedule G)           1,961              65
                                                     -------------------------------
Total Current Assets                                          10,719          15,306
                                                     -------------------------------

NON-CURRENT ASSETS
Other receivables (Notes 4, 9, 11 and 13 and
Schedule G)                                                    1,514               2

Investments (Notes 9, 10 and 11 and
Schedules C, E and G)                                        498,703         557,460

Fixed assets (Schedule A)                                      1,172           1,258

Intangible assets (Schedules B and E)                          2,371           4,679
                                                     -------------------------------
Total Non-current Assets                                     503,760         563,399
                                                     -------------------------------
Total Assets                                                 514,479         578,705
====================================================================================

==================================================================================
                                                          12.31.03      12.31.02
                                                  --------------------------------
LIABILITIES
CURRENT LIABILITIES

Salaries and social security  liabilities  (Notes
5 and 9)                                                        25            46

Tax liabilities (Notes 6 and 9)                                102           447

Other liabilities (Notes 7, 9 and 11 and
Schedule G)                                                    462           472
                                                  --------------------------------

Total Current Liabilities                                      589           965
                                                  --------------------------------

NON-CURRENT LIABILITIES

Tax liabilities (Notes 6, 9 and 13)                         14,797        18,476

Other liabilities (Notes 7 and 9)                                2             2
                                                  --------------------------------
Total Non-current Liabilities                               14,799        18,478
                                                  --------------------------------
Total Liabilities                                           15,388        19,443
                                                  --------------------------------
SHAREHOLDERS' EQUITY

(per related statement)                                    499,091       559,262
                                                  --------------------------------
Total Liabilities and Shareholders' Equity                 514,479       578,705
==================================================================================

The accompanying Notes 1 to 16 and Schedules A, B, C, E, G and H are an integral part of these financial statements.

                          Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
         Income Statement for the fiscal year commenced January 1, 2003 and ended December 31, 2003
              In comparative format with the previous fiscal year
                  (figures stated in thousands of US dollars)
                                    (Note 2)

========================================================================================================================
                                                                                          12.31.03         12.31.02
                                                                                      ----------------------------------
Administrative expenses (Note 11 and Schedule H)                                               (2,996)          (3,863)
Loss on investments in related entities                                                       (66,535)        (491,438)
Financial and holding (loss)/ gain (Note 11)                                                   (6,566)           13,116
- Generated by assets                                                                          (6,765)           12,853
Interest
On time deposits (*)                                                                               318            2,353
On special current account deposits (*)                                                              -               70
On government securities                                                                             -                2
On negotiable obligations (*)                                                                      479               10
On notes receivable                                                                                  -               26
Others (*)                                                                                          43               47
Index-adjustment of notes receivable                                                                 -              152
Loss on Indol contracts (*)                                                                       (15)                -
Gain on fiscal credit certificate                                                                   30                -
Loss on purchase and sale of government securities                                               (497)              (8)
Mutual fund yield                                                                                    3                -
Exchange (loss) / gain                                                                         (6,575)           68,036
Loss on exposure to inflation                                                                    (551)         (57,835)
- Generated by liabilities                                                                         199              263
Exchange gain /(loss)                                                                               29            (285)
Gain on exposure to inflation                                                                      170              548
Other income and expenses                                                                        2,016              183
                                                                                      ----------------------------------
Pre-tax loss                                                                                  (74,081)        (482,002)
                                                                                      ----------------------------------
Income tax                                                                                           -         (20,220)
                                                                                      ----------------------------------
Loss for the year                                                                             (74,081)        (502,222)
========================================================================================================================

(*) Balances net of eliminations corresponding to intercompany transactions, pursuant to Section 33 of Law 19550. See Note 11.
The accompanying Notes 1 to 16 and Schedules A, B, C, E, G and H are an integral part of these financial statements.

                          Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                  Statement of Changes in Shareholders' Equity
                 For the fiscal year commenced January 1, 2003
                           and ended December 31, 2003
               In comprative format with the previous fiscal year
                  (figures stated in thousands of US dollars)
                                    (Note 2)

====================================================================================================================================
                                Shareholders' contributions (Note 8)                    Retained earnings (Note 12)
------------------------------------------------------------------------------------------------------------------------------------
                                                      Non-capitalized                       Reserved profits            Total
                                                      contributions
                                                  -----------------------           --------------------------------
Item                         Capital    Capital
                              stock   adjustment
------------------------------------------------------------------------------------------------------------------------------------
                                                  Issuance   Irrevocable    Total    Legal   Discretionary   Other
                                                  premiums  contributions           Reserve     reserve     reserves
------------------------------------------------------------------------------------------------------------------------------------
Balances at beginning of
year                          372,835  441,594     59,084             -    873,513    9,979     166,582           -    176,561
Adjustment to balances
at beginning of year                -    7,100        515             -      7,615       87       1,452           -      1,539
                           ---------------------------------------------------------------------------------------------------------
Adjusted balances at
beginning of year             372,835  448,694     59,599             -    881,128   10,066     168,034           -    178,100
Prior year adjustments              -        -          -             -          -        -           -           -          -
                           ---------------------------------------------------------------------------------------------------------
Modified and adjusted
balances at beginning of
year                          372,835  448,694     59,599             -    881,128   10,066     168,034           -    178,100
Absorption approved by
Ordinary and
Extraordinary Meeting of
Shareholders held on
4.23.03:
  - Discretionary reserve           -        -          -             -          -        -   (168,034)           -   (168,034)
Loss for the year                   -        -          -             -          -        -           -           -          -
------------------------------------------------------------------------------------------------------------------------------------
Total                         372,835  448,694     59,599             -    881,128   10,066           -           -     10,066
====================================================================================================================================

======================================================================

----------------------------------------------------------------------
                            Unappropriated     Total         Total
                               retained     shareholders  shareholders
                               earnings      equity as     equity as
Item                                             of            of
                                              12.31.03      12.31.02
----------------------------------------------------------------------


----------------------------------------------------------------------
Balances at beginning of
year                          (495,646)       554,428       484,906
Adjustment to balances
at beginning of year            (4,321)         4,833       574,333
                           -------------------------------------------
Adjusted balances at
beginning of year             (499,967)       559,261     1,059,239
Prior year adjustments          13,911         13,911         2,245
                           -------------------------------------------
Modified and adjusted
balances at beginning of
year                          (486,056)       573,172     1,061,484
Absorption approved by
Ordinary and
Extraordinary Meeting of
Shareholders held on
4.23.03:
  - Discretionary reserve      168,034              -             -
Loss for the year              (74,081)       (74,081)     (502,222)
----------------------------------------------------------------------
Total                         (392,103)       499,091       559,262
======================================================================

The accompanying Notes 1 to 16 and Schedules A, B, C, E, G and H are an integral part of these financial statements.

                          Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                             Statement of Cash Flows
                 For the fiscal year commenced January 1, 2003
                          and ended December 31, 2003
              In comparative format with the previous fiscal year
                  (figures stated in thousands of US dollars)
                                    (Note 2)

=================================================================================================================
                                                                                       12.31.03          12.31.02
-----------------------------------------------------------------------------------------------------------------
CHANGES IN CASH
Cash at beginning of year                                                                   441               122
Cash at end of year                                                                         397               441
                                                                                  -------------------------------
Net (decrease)/ increase in cash                                                           (44)               319
                                                                                  ===============================
REASONS FOR CHANGES IN CASH
Operating activities
Collections for sales of goods and services                                                 121                99
Payments to suppliers of goods and services                                             (1,483)           (2,056)
Payments to the staff and social security contributions                                   (277)             (315)
Payments of income tax                                                                    (451)                 -
Payments of other taxes                                                                   (927)             (177)
Other operating payments                                                                   (46)           (2,482)
                                                                                  -------------------------------
Net cash flow used in operating activities                                              (3,063)           (4,931)
                                                                                  -------------------------------
Investment activities
Collections for sales of fixed assets                                                        11                 -
Payments for purchases of  fixed assets                                                     (2)               (7)
Irrevocable contributions                                                                 5,387             5,680
Interest collected                                                                          673             2,389
Financing granted                                                                       (1,228)           (1,440)
Collections of investments                                                              (1,822)           (1,372)
                                                                                  -------------------------------
Net cash flow provided by investment activities                                           3,019             5,250
                                                                                  -------------------------------
Net (decrease) / increase in cash                                                          (44)               319
=================================================================================================================

The accompanying Notes 1 to 16 and Schedules A, B, C, E, G and H are an integral part of these financial statements.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                        Notes to the Financial Statements
                 For the fiscal year commenced January 1, 2003
                          and ended December 31, 2003
          Presented in comparative format with the previous fiscal year
                  (figures stated in thousands of US dollars)

NOTE 1: ARGENTINE ECONOMIC SITUATION AND ITS IMPACT ON GRUPO FINANCIERO GALICIA S.A. AND BANCO DE GALICIA Y BUENOS AIRES S.A.

               Argentina is immersed in a critical economic situation, the main features of which are a major external debt burden, a financial system in crisis and an economic recession that has led mainly until the end of 2002 to a significant decrease in the demand for goods and services and a large rise in the level of unemployment.

               To confront that crisis, as from December 2001, the Government issued measures, laws, decrees and regulations that involved profound changes to the prevailing economic model. Among the measures adopted was the establishment of an exchange rate float that led to a significant devaluation of the Argentine peso during the first months of 2002 and the conversion into pesos of certain assets and liabilities in foreign currency held in Argentina.

               Mainly during fiscal 2002, the situation described produced a significant and unequal increase in the various economic indicators, such as the exchange rate, the domestic wholesale price index (used for the restatement of prior year financial statements) and specific indexes of goods and services related to the Company business. These circumstances affect the comparability of the financial statements presented and they should be construed taking those circumstances into account.

               Towards the end of the previous year and the beginning of the current year, certain economic indicators though still at low levels, began to show signs of recovery, interest rates began to decline and the exchange market stabilized. The financial system has gradually recovered its liquidity levels, recording an increase in deposits and in certain lines of credit.

               Listed below are some of the measures adopted by the Government that are in force at the date of filing these financial statements and have been affecting the economic and financial situation of the Company and/or its controlled entities:

               Exchange system
               On February 8, 2002, Decree No. 260 (Exchange System) was issued establishing a single free exchange market system effective February 11, 2002, through which all transactions involving the exchange of currency are to be traded at the exchange rate to be freely agreed, according to the requirements to be laid down by the Argentine Central Bank.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                    Notes to Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 1:        (Continued)

               At December 31, 2002, despite the implementation of measures for the relaxation of exchange controls, transfers of funds abroad for financial institutions to repay principal and interest on financial obligations continued to require the prior approval of the Argentine Central Bank, except for new indebtedness for operations carried out on the single free exchange market after February 2, 2002 and payment obligations with international credit agencies. In May 2003 this requirement for prior approval was eliminated for financial institutions which have not received financial assistance from the BCRA for liquidity reasons.

               During January 2003, the BCRA lifted the restrictions on the transfers of foreign currency abroad to repay principal amounts on rescheduled financial debts of the non-financial private sector, and past due debts for amounts not exceeding US$150 per month.

               Consequently, restrictions imposed on the transfers of foreign currency abroad were lifted for interest payments on financial debts, profits and dividends. In addition, on May 6, 2003, through Communique "A" 3944, the B.C.R.A. eliminated the requirement for prior approval of the BCRA for the transfer of funds abroad, in repayment of principal on most debts. This amendment did not apply to financial institutions which still recorded financial assistance from the BCRA to cover temporary lack of liquidity and which would opt to restructure those obligations in accordance with Decrees Nos. 739/03 and 1262/03. These institutions are still required to obtain the prior approval of that Body to transfer funds abroad to repay principal amounts, except in the cases of new financing received from abroad after February 11, 2002 and transfers related to debts with international agencies.

               Through Communique "A" 3998 issued on August 15, 2003, the BCRA authorized non-financial private sector individuals and legal entities to acquire foreign currency to be transferred abroad in order to make "off-shore" investments until March 31, 2004 (which was extended until June 30, 2004, per BCRA Communique "A" 4066), provided these funds are used to repay or repay in advance restructured financial debt within a term of 180 days. The maximum amount of these acquisitions of foreign currency was taken to US$ 40 million per month and is limited to 15% of the principal on the restructured debt. Furthermore, through Communique "A" 3999, issued on that date, the BCRA authorized foreign holders of US securities to access the domestic exchange market in order to transfer abroad the benefits received for the reimbursements of principal on these securities.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                    Notes to Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 1:        (Continued)

               During November 2003, through Communique "A" 4049" the BCRA continued to relax rules on operations with foreign currency. The regulations applicable to arrangements and the settlement of operations carried out by the private sector with foreign entities under futures and forward exchange contracts and other derivatives were restated, so the approval of the monetary authority will no longer be necessary for certain operations.

               Loans to the non-financial private sector and assets under financial leases

               a) Pursuant to the above mentioned Decree N(0) 214/02, as from February 3, 2002, all debts denominated in US dollars or any other currency with the financial system, except as mentioned in subsection b) below, whatever their amount and nature, will be converted into pesos at the exchange rate of $ 1 per US$ 1 or its equivalent in other currency. Furthermore, as from February 3, 2002 a reference stabilization index (CER) and a maximum interest rate determined by the Argentine Central Bank will be applied to these debts. Subsequently, Decrees 762/02 and 1242/02 excluded from the application of the CER those loans secured by mortgages on the sole family dwelling of debtors, regardless of four amounts, consumer loans for up to ten thousand pesos and pledge consumer loans for up to thirty thousand pesos. Those loans will be adjusted as from October 1, 2002 by applying an adjustment salary variation index (CVS), maintaining the conditions prevailing at that date.

               Law 25642 of September 11, 2002 postponed until September 30, 2002 the application of the CER to all obligations to give sums of money of less than one hundred thirty seven thousand dolars. In the case of debtors of financial institutions, this amount was considered on the basis of indebtedness in financial system as a whole.

               On January 9, 2003, Law 25713 was promulgated, which establishes modifications to the application of the CER and CVS adjusting indexes to credit operations.

               On that date, the National Executive Branch issued Decree 44/03 leaving without effect the exemption from CER established by that law for borrowers who have a consolidated debt balance of less than US$ 34 in the financial system. The various universes subject to each adjusting index after the modifications introduced to legislation are as follows:

               Effective October 1, 2002 CVS shall be applied to:

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                    Notes to Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 1:        (Continued)

               -Mortgage loans secured by family dwellings originally agreed for up to US$ 250, while those loans exceeding this amount will be adjusted applying the CER.
               -Consumer loans originally agreed for up to US$ 12.
               -Pledge consumer loans originally agreed for up to US$ 30.
               CER shall be applied to:
               Loans of whatever nature that have been converted to pesos and do not meet the conditions mentioned above. As established by the norms published on January 9, 2003, the only exceptions admitted to the application of the CER are the loan operations subject to the application of the CVS. The application of the CER to all operations involved has been established as from February 3, 2002.
               It is also established that the amounts adjusted by applying the CER, collected as a result of the application of regulations in force prior to Law 25713 are to be reimbursed to customers, where applicable.
               In November 2003, Law No. 25796 was enacted. This Law amends Law 25713, establishing the application of the CVS for the index-adjustment of loans subject to this coefficient until March 31, 2004. As from April 1, 2004 no adjusting index will be applied to financing subject to CVS.
               Law 25796 also contemplates compensating financial institutions for the negative effects on their equity derived from the application of the CER to all deposits originally denominated in foreign currency and converted to pesos, and from the application of the CVS to certain loans in accordance with the above-mentioned regulations. This compensation will be paid through the delivery of Boden 2013.

               Decree No. 117/04 (published in the Official Gazette on January 26, 2004) regulated the application of Laws Nos. 25713 and 25796. As provided for by Sections 7, 8 and 9 of Law 25713, payment terms and conditions were established for the restructuring of debts.
               Under Law 25796, the mechanism for adhering to the compensation regime created by it was determined, which will be optional for financial institutions, its total or partial implementation being envisaged by line of credit. Each financial institution shall report on the total credit subject to compensation on the basis of January 31, 2002 financial statements in the manner and within the term to be determined by the BCRA.
               The Finance Secretariat of the Ministry of Economy and Production will perform the calculation on the basis of data reported, for which it will compare the balance of the principal adjusted by applying the CER plus a 2% annual interest rate with that resulting from index-adjusting the debt applying the CVS at the average interest rate established for the line. If a

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                    Notes to Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 1:        (Continued)

               positive difference is obtained, compensation shall be made by the State, otherwise, the negative difference shall be reimbursed by the financial institution.
               Bearing in mind the guidelines established in Law 25796, at December 31, 2003 Banco de Galicia y Buenos Aires S.A. has recorded the estimated amount of the compensation of US$ 35,053 under Other receivables resulting from financial brokerage, based on a full option.
               Banco de Galicia y Buenos Aires S.A. has reserved its right to claim compensation in due course for the negative effects on its assets and liabilities derived from the unequal application of the CER to its deposits and loans.

               b) As established by Decree 410/02 issued by the Argentine Government, loans related to foreign trade transactions granted by financial institutions, credit card balances for consumption made outside Argentina and contracts governed by foreign law are not included in the conversion into pesos at the rate of $ 1 per US$ 1 established by Section 1 of the mentioned Decree 214/02. As a result of the measures adopted by the Argentine Government and the crisis affecting Argentina, Banco de Galicia y Buenos Aires is carrying out a restructuring of its commercial loan portfolio according to the new repayment potential of customers which, at the date of these financial statements, had not been concluded.

               Loans and obligations of the financial sector

               As established by Decree 410/02, interbank loans in foreign currency in force at February 3, 2002 were converted into pesos at a rate of $ 1.40 per US$ 1 or its equivalent in other currencies, or at the single and free market exchange rate, as determined by the Argentine Central Bank according to the type of operations.

               Deferral of the deduction of the exchange difference for income tax purposes

               Exchange losses caused by devaluation on foreign currency assets and liabilities existing at the date of enactment of the public emergency Law 25561 (January 6, 2002) are only deductible from income tax in the proportion of 20% per annum in each of the first five fiscal years ending after the effective date of the law.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                    Notes to Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 1:        (Continued)

               Deposits and obligations of the public and private sectors

               a) Under the terms of Decree 214/02, as from February 3, 2002 deposits and obligations in U.S. dollars or other foreign currencies in financial institutions were converted into pesos at the exchange rate of $ 1.40 per US$ 1 or its equivalent in such other currency. Furthermore, there were restrictions on the availability of certain balances in current accounts and savings accounts in dollars and time deposits in pesos or dollars, which would be returned to their owners in installments and the amounts and due dates depended on the balances recorded. As from February 3, 2002 a reference stabilization index (CER) and an interest rate will be applied to these rescheduled deposits. The CER is an index that measures the daily rate of change derived from the monthly change in the Consumer Price Index (CPI) published by the I.N.D.E.C.

               Pursuant to Decree 905/02, depositors were allowed to opt to receive National Government Bonds in pesos accruing interest at a 2% rate and falling due in 2007 in substitution for their deposits, or National Government Bonds in US dollars, accruing interest at Libor and falling due in 2012, if deposits were originally made in foreign currency.
               Under the conditions of Section 4 of Decree 905/02, depositors were allowed to opt to receive in exchange for their receivables National Government Bonds in US dollars, accruing interest at Libor and falling due in 2005.

               Furthermore, Decree 905/02 established that financial institutions were to register rescheduled deposits for which no option had been exercised in a "Notarial Record of Rescheduled Deposits", in charge of Caja de Valores S.A. The rescheduled deposits included in that Record (CEDROS) were deemed to be negotiable securities to that effect, listed on stock exchanges and could be traded on self-regulating markets in Argentina.

               Owners of those deposits may apply them to the subscription of new share issuances and/or listed negotiable obligations and to the repayment of loans at the financial institutions where those funds are deposited.
               On September 16, 2002, Decree 1836/02 established a second exchange of deposits with the financial system, by which all owners of rescheduled deposits, whether they have exercised the mentioned option or not, may opt to exchange those deposits for National Government Bonds in US dollars due 2013 until May 23, 2003, as established by Resolution 743/02 and Argentine Central Bank Communique "A" 3833 and complementary rules. This option may be exercised together with a put option to be delivered by

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                    Notes to Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 1:        (Continued)

               the depository entity as collateral for the payment of the original coupon adjusted by applying the CER, or to transform the rescheduled balance into Time Deposit Bills in pesos, with a guarantee to be provided by the National State consisting in contributing the difference between the value of each installment in pesos adjusted by applying the CER and the free US dollar exchange rate at the payment date.
               Financial institutions were also allowed to offer National Government Bonds in US dollars accruing interest at Libor and falling due in 2006 to depositors who have brought legal actions that are pending resolution.
               Financial institutions bound to depositors that have opted to deliver the mentioned government securities must transfer to the National State sufficient assets to pay those securities.
               Decree 1836/02 also provided that "in view of the increase determined in deposits with the financial system and given the special situation of small savers, owners of rescheduled deposits for amounts of up to three thousand dollars (US$ 2) will be able to collect that amount in cash", each financial institution being entitled to increase that limit to four thousand dollars (US$ 3). Banco de Galicia y Buenos Aires S.A. offered the latter possibility to its customers.
               On November 22, 2002, through Resolution 668/02, restrictions on withdrawals of funds from demand accounts as determined in the annex to Resolution 6/02 were eliminated, those accounts having been added to the free account system established by Section 26 of Decree 905/02.

               There was also a possibility of subscribing National Government Securities in US dollars due 2013 with CEDROS.

               On January 30, 2003 the Argentine Central Bank released Communique "A" 3875, establishing new conditions for the early reimbursement of rescheduled deposits. Deposits could be reimbursed in advance provided that the financial institution were not receiving financial assistance from the Central Bank, and its liquidity ratios were not affected, at least in the short term. Financial institutions receiving assistance from the Central Bank may only agree to offer improved terms with the prior approval of the Superintendency of Financial and Exchange Institutions, provided they repay principal amounts on that assistance weekly, equivalent to the amount of the certificates of rescheduled deposits reimbursed as a result of the improvements made in the preceding calendar week, as established by Communique "A" 3877 dated February 6, 2003.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                    Notes to Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 1:        (Continued)

               Subsequently, continuing with the gradual release of deposits, under Decree 739/2003 dated March 28, 2003, owners of rescheduled deposits and CEDROS have been offered the possibility of those deposits and CEDROS being reimbursed to them fully or partially. The characteristics of the options vary according to the amount to be released and the original currency in which the deposit was agreed. For deposits not exceeding US$ 14 (originally US$ 30) savers were allowed to request that these funds be credited to demand accounts, adjusted by applying the CER. Savers will receive National Government Bonds in US Dollars due 2013 (BODEN
               2013) for the difference between the residual nominal value adjusted by applying the CER as of April 1, 2003 and the amount in pesos resulting from applying the reference exchange rate established by the Argentine Central Bank at that date -$2.9792 per US dollar- to that residual nominal value, converted to US dollars at the exchange rate of $1.40 per US dollar. The amount of the bond to be delivered arose from applying the $2.9792 exchange rate to the difference in pesos between the two amounts and subsequently dividing the value obtained by the technical value of the bond (100,725).

               For deposits for higher amounts, the placing of new time deposits for a term of 90 or 120 days will be offered, according to whether the amount of the original deposit converted to pesos and rescheduled is up to or exceeds US$ 34, respectively. Upon expiration of the 90 or 120 day term, all the funds may be withdrawn.
               Reimbursement of deposits originally agreed in pesos will be made by crediting to a demand account the amount calculated at the technical value at the payment date. The term set for exercising the options mentioned above will expire on May 23, 2003.

               As of December 31, 2003, the principal on rescheduled deposits (CEDROS) amounts to approximately US$ 103,008, while rescheduled deposits exchanged for National Government Bonds and not delivered to customers amount to US$ 26,993.
               b) Decree 410/02 provides that deposits made by foreign banks or financial institutions with domestic financial institutions will not be converted into pesos at the $1=US$1 exchange rate, as established by Section 1 of Decree 214/02, provided they have been transformed into lines of credit that are effectively maintained and used for at least four years, in conformity with Argentine Central Bank regulations. The conversion into pesos also excluded those obligations of the public and private sectors to give sums of money in foreign currency which are governed by foreign laws.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                    Notes to Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 1:        (Continued)

               Public debt

               Decree 471/02 dated March 8, 2002 established that the obligations of the National, Provincial and Municipal Public Sectors outstanding as of February 3, 2002 denominated in US dollars or any other currency, governed only by Argentine law, were converted at an exchange rate of $1.40 per US dollar or its equivalent in other foreign currency and adjusted applying a reference stabilization index (CER).
               In addition, the obligations of the National Public Sector converted into pesos as explained earlier accrue interest at rates ranging from 2% to 5%, depending on the characteristics of the original debt.

               Other assets and liabilities

               As established by Decree 410/02 and complementary rules, futures and option contracts, including those recorded in self-regulating markets and the accounts exclusively earmarked for the operations of those markets were not converted into pesos at the $ 1 = US$ 1 exchange rate as established by Section 1 of Decree 214/02, except for those governed by Argentine legislation agreed before January 5, 2002, where at least one of the parties must be a financial institution and have been settled as from June 12, 2002, which will be converted into pesos at the $1.40 = US dollar exchange rate.
               Decree 410/02 also established that:
               a) Fiscal credit certificates issued in US dollars or any other foreign currency within the framework of Decrees 979/01, 1005/01 and 1226/01 and in force at February 3, 2002, were converted into pesos at the exchange rate of $ 1.40 per US$ 1 or its equivalent in any other foreign currency.
               b) The balances of the financial institution accounts in US dollars or any other currencies at the close of operations at February 1, 2002, which may be computed to comply with liquidity reserve requirements, except for legal tender currency available and the amount equivalent to the balances of accounts earmarked exclusively to the operations on self-regulating futures and options markets, were converted into pesos at the exchange rate of $ 1.40 per US$ 1.

               The same treatment has been accorded to the amounts contributed by financial institutions to the Bank Liquidity Fund established by Decree 32/01 and to the debts institutions have with that Fund.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                    Notes to Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 1:        (Continued)

               Reorganization and bankruptcy proceedings

               On January 30, 2002, Law 25563 on reorganization and bankruptcy proceedings was enacted, which declared a production and credit emergency generated by the crisis affecting Argentina, to last until December 10, 2003. In December 2003, Law No. 25820 was enacted, which extended the declaration of public emergency until December 31, 2004. Below is a detail of some of the measures adopted:
               a) Suspension for one hundred and eighty days as from the effective date of that Law, of all mortgage, pledge and other foreclosures of whatever origin ordered in reorganization proceedings, whether they be made extrajudicially or in execution of judgment (Section 9 of Law 25563).
               b) Suspension for one hundred and eighty days of the expedition of petitions in bankruptcy filed, without prejudice to the possibility of applying the measures envisaged in Section 85 of Law 24522 (Section 11 of Law 25563).
               c) Access to credit by insolvent individuals and/or legal entities, for which the Argentine Central Bank will proceed to regulate the elimination of all restrictions which otherwise hinder such access to credit or make it more ---- expensive, and implement a rediscount line intended for those financial institutions that provide credit assistance to insolvent companies that are in the stage envisaged in Section 43 of Law 24522 (Section 12 of Law 25563).
               d) Financial institutions governed by Law 21526 (Financial Institutions Law) and supplementary rules may proceed within a term of 90 days to the rescheduling of their receivables from debtors of the financial system existing as of November 30, 2001 through an agreement to be reached with each of them (Section 15 of Law 25563).
               e) Suspension for one hundred and eighty days of the precautionary measures awarded and prohibition for the same term of new precautionary measures requested on those assets that are essential for the continuity of activities related to debtors' normal course of business. All extraordinary acts of disposition of property on the part of debtors will be null and void during the suspension period envisaged in this Section, unless there is an express agreement by creditors (Section 16 of Law 25563).

               On May 15, 2002, Law 25589 was enacted, which amended Laws 24522 and 25563. This Law introduced the following amendments:
               a) Section 9 of Law 25563 has been repealed.
               b) Section 11 of Law 25563 has been repealed.
               c) Section 15 of Law 25563 has been repealed.
               d) Section 16 of Law 25563 has been amended. In this connection, auctions of property that is the sole dwelling of debtors or of assets used by them in the production and sale of goods or providing of services, decreed in executory proceedings, extrajudicially or in execution of judgment, shall be

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                    Notes to Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 1:        (Continued)

               suspended for one hundred and eighty calendar days, counted as from the effective date of this Law. This Law shall not apply to court-ordered alimony payments, receivables derived from the responsibility for the commission of crimes, those arising in labor lawsuits, as a result of third party liability and from insurance companies that have underwritten third party civil liability policies, receivables arising after the effective date of this Law and the liquidation of assets under bankruptcy proceedings. The application of restitutional remedies that lead to the dispossession of assets earmarked for the activity of commercial, manufacture or other establishments, which are required for their functioning shall also be suspended.
               e) It is established that this Law will have legal effects on the date of its publication and applies to pending reorganization proceedings.

               In November 2002, when the 180-day suspension period expired, financial institutions agreed with the Executive Branch a temporary suspension of foreclosures of security interests until the end of January 2003. This deadline has been successively extended.
               On February 4, 2003, Decree 204/03 was issued, by which Legal Emergency Units were created. These units would be responsible for mediating between debtors and creditors within a term of 90 days as from February 6, 2003.
               Those units, which have been created to operate within the jurisdiction of the Ministry of Labor and the Ministry of Production, would intervene at the request of debtors or creditors, either of them voluntarily, in those cases where foreclosures of security interests have been sought on individuals or small and medium-sized companies. This proceeding was voluntary and did not mean the suspension or interruption of legal time limits or foreclosures made extrajudicially or in execution of judgment, as regulated by current norms.

               Under Law No. 25737, enacted on May 8, 2003 and published in the Official Gazette on June 3, 2003, auctions of property that is the sole dwelling of debtors have been suspended for a term of 90 days whatever may be the origin of the obligation.
               In addition, under Decree 247/03 the Mortgage Foreclosure Registry - Sole Dwelling - Law 25737" was created, with which debtors subject to foreclosure on their sole dwelling must be registered. Creditors may also register with this Registry. Financial institutions have voluntarily extended the mortgage foreclosure suspension period that had expired on September 2, 2003 in order to find a proper solution for all parties.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                    Notes to Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 1:        (Continued)

               Law 25798 (published in the Official Gazette on November 7, 2003, regulated by Decree 1284/03 (published in the Official Gazette on December 22, 2003), established the creation of a system for the refinancing of mortgage loans for up to US$ 34, intended for the acquisition of sole family dwellings, in arrears as from January 1, 2001. Adherence to this system is optional for creditors that are financial institutions governed by Law 21526. At the date of these financial statements, Banco de Galicia y Buenos Aires S.A. is analysing the possibility of adhering to this mortgage loan refinancing system which envisages the transfer of the loans to a trust, the settlement of overdue debt by the State, and rescheduling of payments to debtors. The deadline for adhering to this system will be March 2004.

               Suspension of the application of Section 94, subsection 5 and
               Section 206 of Law 19550 on Corporations
               Decree 1269/02 has suspended until December 10, 2003 the application of Section 94, subsection 5 of Law 19550 which establishes that a company must be dissolved due to the loss of its corporate capital. Section 206, which establishes the mandatory capital reduction when losses exceed reserves and 50% of the capital has been suspended until that date. Under Decree 1293/03, the provisions of Decree 1269/02 will remain in effect until December 10, 2004.

               Legal actions requesting protection of constitutional guarantees As a result of the measures adopted by the Government, a significant number of complaints have been filed against the National State and/or institutions comprised in the financial system by individuals and legal entities, as they understand that those measures are in breach of constitutional and other rights. At the date of issue of these financial statements the final outcome of those complaints was still unknown. As of December 31, 2003, the court orders received by Banco de Galicia y Buenos Aires S.A. decreeing the reimbursement of deposits in their original currency or at the free exchange rate amounted to US$ 559,182 in compliance with court orders requiring the reimbursement of deposits under penalty of search and/or seizure and/or crimes involving illegal retention of deposits and/or contempt, Banco de Galicia y Buenos Aires S.A. paid the amounts of US$ 375,056.

               The method of proceeding in those lawsuits and the admission and execution of provisional remedies that decree, for any reason or title, the material delivery of the pledged assets to the petitioner has been a consequence of the challenging of the public emergency regulations by savers, especially Decree 214/02 and complementary and related provisions subsequently issued.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                    Notes to Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 1:        (Continued)

               These regulations provide as follows:
               1) Decree 214, amended by Decree 320/02, suspended the execution of precautionary measures and final judgments, except for certain cases, a suspension that was declared unconstitutional by the courts.
               2) Law 25587 and Decree 676/02 (both of them published in the Official Gazette on April 26, 2002), which are applicable to all pending lawsuits and precautionary measures pending execution, whatever the date of the related court order may be, issued in judicial proceedings of whatever nature in relation to credits, debts, obligations, deposits or rescheduling of financial debts which may be deemed to be affected by the regulations of Law 25561 and regulatory and complementary rules.
               3) Decree 1316/02 dated July 23, 2002 suspended again for one hundred and twenty working days, compliance with and execution of all precautionary measures and final judgments issued in the legal actions referred to by Section 1 of Law 25587, except for those cases where life, health or physical integrity of individuals are at risk, or if the claimant were to be an individual of 75 years old or more. In the latter cases, requests for the execution of precautionary measures or judgments that estimate the amount of the claim must be submitted to the Argentine Central Bank.
               It should be noted that the above-mentioned regulations have been declared unconstitutional by most courts, so the application of penalties of search and/or seizure to seek payment of deposits has not been completely suspended.
               Decrees 494/02 (published in the Official Gazette on March 13,
               2002) and 905/02 (published in the Official Gazette on June 1,
               2002) established the option to receive US dollar National Government Bonds in exchange for rescheduled deposits under the terms and in the manner prescribed therein. Those who have opted to receive the bonds envisaged in Decree 494/02 were allowed to opt to receive in exchange the bonds envisaged in Decree 905/02, as provided for by Section 35 of that Decree.
               Furthermore, on September 16, 2002 Decree 1836/02 was issued,
               Section 17 of which provides that financial institutions may offer the total or partial reimbursement of deposits with "National Government bonds in US dollars accruing interest at Libor and due 2006" in lieu of payment to the holders of rescheduled deposits covered by Section 4 of Decree 905/02, who have brought legal actions questioning the current legislation applicable to deposits with the financial system, that are pending resolution at the effective date of this Decree and for which precautionary measures are ordered. The issue terms and conditions of the above-mentioned bonds are detailed in Section 12 of Decree 905/02, except for the issue and due dates, which will be October 30, 2002 and January 30, 2006, respectively.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                    Notes to Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 1:        (Continued)

               Decree 739/03 (published in the Official Gazette on April 1,
               2003) provided for the possibility of reimbursing rescheduled deposits in the manner and with the tranches contemplated therein, receiving the amounts in cash or time deposits, as the case may be, and for the exchange difference between the original nominal value of the rescheduled deposit or rescheduled deposit certificate adjusted by applying the CER at the date of publication of the decree in the Official Gazette and the quotation of the US dollar on the free exchange market at that date depositors shall receive "NATIONAL GOVERNMENT BONDS IN US DOLLARS DUE 2013".
               Resolution No. 236/03 issued by the Ministry of Economy regulated the mechanism for releasing funds, as established by Decree 739/03.

               The difference of US$ 192,799 between the amount paid in compliance with court orders and the amount resulting from converting deposits at $1.40 per US dollar, adjusted by applying the CER and interest accrued at the payment date, has been recorded by Banco de Galicia y Buenos Aires S.A. in "Intangible assets" as of December 31, 2003, net of related amortization for US$ 166,218, thus complying with the provisions of Communique "A" 3916 of the Argentine Central Bank. At December 31, 2002, that Bank had recorded US$ 152,476 in "Other receivables resulting from financial brokerage" for that item.

               Banco de Galicia y Buenos Aires S.A. has reserved its right to claim compensation for damages caused by the reimbursement of deposits in US dollars or their equivalent in pesos at the free exchange rate, decreed under precautionary measures or judgments issued by courts, and which have not been included by the National State in the calculation of the compensation to Financial Institutions. The method of accounting for that compensation as a deferred loss, envisaged by the Argentine Central Bank in the mentioned Communique, does not affect the legitimacy of the rights. Banco de Galicia y Buenos Aires S.A. has reserved its rights for such purposes.

               On December 30, 2003, Banco de Galicia y Buenos Aires S.A. formally requested from the National Executive Branch (Presidency of the Nation), with a copy to the Ministry of Economy and the BCRA, compensation for damage suffered by that Bank as a result of the "asymmetrical pesification" and especially that deriving from the negative effect on assets and liabilities caused by court decisions which, sustaining legal actions filed by savers, ordered the Bank to reimburse deposits at an exchange rate higher than US$1=$1.40. In this connection, compensation for amounts paid in compliance with final and conclusive court decisions was requested, without prejudice to such other amounts as may be ordered to be paid upon the

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                    Notes to Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 1:        (Continued)

               issue of new final and conclusive court decisions that permit the Bank to seek liquidated damages.
               The Argentine Supreme Court of Justice ruled on the case entitled Province of San Luis vs Argentine Federal Government declaring article 2 of Decree No.214/02 unconstitutional. At the date of these financial statements, the Court had not yet ruled on certain cases involving US dollar deposits of individual savers. Although the criterion to be followed by the Court in ruling on these cases will not be mandatory for the lower courts, it is an indication of the likely rulings in similar cases to be heard by them.

               Compensation to be granted to financial institutions
               Decree No. 214/02 provides for the issue of a Bond payable with the funds of the National Treasury to cover the deficit in the financial system arising from the imbalance generated by the application of the measures mentioned above, that is, from the devaluation and the asymmetric conversion into pesos of assets and liabilities.

               In fact, in accordance with the provisions of Law 25561 and Decrees Nos. 214/02, 320/02, 410/02, 471/02, 704/02, 905/02 and
               992/02 and their amendments and complementary rules, and of Argentine Central Bank Communiques "A" 3467, 3507, 3561 and 3648 and their amendments and complementary rules, a significant portion of foreign currency assets and liabilities that formed part of the net foreign currency position as of December 31, 2001, were converted into pesos at different exchange rates.

               In June 2002, Decree 905/02 established the method of calculating the amount of the compensation to be received by financial institutions, which replaced Decree 494/02 that had previously established such method.

               Sections 28 and 29 of that Decree established the restoration of financial institutions' equity ratios at the time of the conversion into pesos, by compensating them for:

               a) The losses arising from the conversion into pesos of a large portion of their obligations at the exchange rate of $1.40 per US dollar, which is higher than the exchange rate of $1 per US dollar applied for the conversion into pesos of certain receivables in foreign currency, by means of the delivery of a Compensating Bond, for which the issuance of "National Government Bonds in pesos, due 2007" (BODEN 2007), was established;

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                    Notes to Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 1:        (Continued)

               b) The mismatch of their foreign currency positions after the mandatory conversion into pesos of a portion of their loan and deposit portfolios, by transforming the Compensating Bond originally issued in pesos into a bond in US dollars and, if necessary, through the subscription of a Coverage Bond in US dollars. To this end, the issuance of "National Government Bonds in US dollars, Libor 2012" (BODEN 2012) has been established.

               Argentine Central Bank Communique "A" 3650 and complementary rules established the procedure that financial institutions were to carry out for calculating the Compensating and Coverage Bonds, the amounts of which were to be calculated taking into account the foreign currency balances as of December 31, 2001, as shown in the statement of financial condition of the parent company and subsidiaries in Argentina audited at that date; however, insofar as concerns foreign branches and subsidiaries and subsidiaries engaged in supplementary activities, this compensation has been restricted to the negative effects of the mandatory conversion into pesos of the credit assistance granted to the National State under Secured Loans. Therefore, the impact on the remaining foreign currency position subject to Argentine legislation, of the application of the mentioned economic measures has not been compensated so far.
               This method of determining the amount of the Compensating and Coverage Bonds, which does not contemplate certain assets and liabilities converted into pesos due to the application of Decree 214/02, corresponding to foreign branches and subsidiaries and controlled entities engaged in supplementary activities, is not only in disagreement with the objectives established by Decrees 214/02 and 905/02, and is therefore detrimental to Banco de Galicia y Buenos Aires S.A.'s assets, but is also an essentially arbitrary act in the light of the fact that identical economic acts are included or excluded from the compensation, depending on whether they were performed directly by Banco de Galicia y Buenos Aires S.A. or through a subsidiary, or whether the receivable originated abroad is of a public or private origin.
               Through a letter dated September 16, 2002 sent to the Ministry of Economy of the Nation and to the Argentine Central Bank, Banco de Galicia y Buenos Aires S.A. formally stated its claim against the procedure used, reiterating prior presentations, and left express evidence that "it will not accept or approve the validity of any system that may lead to losses of its assets, which are not fully compensated, or to the exclusion from the compensation of assets and liabilities corresponding to branches, subsidiaries and controlled entities engaged in supplementary activities that form part of the consolidated assets of Banco de Galicia y Buenos Aires S.A.". The Bank also reserved its right to appeal to a federal court for damages caused by those measures and by the facts or omissions that may be attributable to the

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                    Notes to Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 1:        (Continued)

               National State which may affect the guarantees of inviolability of private property and tax equality.
               The Argentine Central Bank Communiques mentioned above set July 29, 2002 as the deadline for complying with the reporting requirements, so that each institution could report the amount in bonds to which it was to become entitled. Banco de Galicia y Buenos Aires S.A. has complied with this requirement but, during September 2002, the Argentine Central Bank released Communique "A" 3716, which established changes in the method. This led to a new presentation being made on September 16, 2002. The amount determined in line with current regulations at that date was US$ 787,541 in respect of compensation and US$ 618,229, in respect of the coverage of the negative foreign currency position.
               On October 28, 2002, National Executive Branch Decree 2167/02 amended Section 29 of Decree 905/02, including in the calculation of the compensation the assets recorded at foreign branches and subsidiaries covered by Decree 214/02 and supplementary rules, but did not contemplate any modification regarding assets and liabilities recorded at controlled companies engaged in supplementary activities, which were also affected by the regulations of that decree and still continue to be excluded from such compensation. For this reason, the statements made in connection with these companies are still valid.
               Through Communiques "A" 3805 and "A" 3825, the Argentine Central Bank ruled the amendments established by Decree 2167/02, establishing a new reporting requirement, the deadline of which was December 23, 2002.
               The total amount of the compensation thus determined was approximately US$ 2,254,027 of Boden 2012 (face value).
               In relation to the process for the determination of the compensation amount, on October 30, 2003, the BCRA sent a letter to Banco de Galicia y Buenos Aires S.A. in which it formulated observations on certain criteria and the computation of certain items that would modify the final amount of the compensation. Banco de Galicia y Buenos Aires S.A. has accepted and recognized in its financial statements an adjustment to the original face value of US$ 53,946 (in thousands). At December 31, 2003, this adjustment led to a decrease of $ 55,687 in assets, because of a lower compensation amount receivable, and a decrease of $ 24,887 in liabilities as a result of a reduction in the amount of the advance to be requested from the BCRA for the subscription of the coverage bond.
               Banco de Galicia y Buenos Aires S.A. has requested authorization to examine the records in which observations are made, in order to know the grounds for the other observations.

               In the opinion of the legal advisors of Banco de Galicia y Buenos Aires S.A., the determination of the compensation amount, which is still in the process of being analyzed, has been made by that Bank on the basis of a proper

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                    Notes to Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 1:        (Continued)

               interpretation of current legislation. At the date these financial statements were prepared, no resolution had yet been issued by the BCRA, therefore the final amount is subject to its approval and modifications.

               Banco de Galicia y Buenos Aires S.A. records overall provisions in "Provisions for Other Contingencies, under liabilities, which would enable it to neutralize the effects on its assets and liabilities of a probably unfavorable decision on the issues being analyzed.

               At December 31, 2003, the amount of US$ 1,580,067 for the compensation to be received was recorded in "Other receivables resulting from financial brokerage - In foreign currency - Compensation to be received from the National Government".

               The "Government securities - In foreign currency - Holdings of investment accounts" caption includes US$ 549,482 for the securities received for the compensation, net of the transfer made to Banco de Galicia Uruguay S.A.
               The advance to be requested from the Argentine Central Bank for the subscription of the Coverage Bond, including the effect of Decree 2167/02, was recorded in "Other liabilities resulting from financial brokerage - In pesos - Advances for the acquisition of "National Government Bonds in US dollars, Libor 2012", for US$ 572,307 which, including the adjustments from application of the CER and accrued interest for US$ 293,272, totals US$ 865,579.

               The compensation for the positive difference between the Shareholders' Equity as of December 31, 2001 and that resulting from adjusting the net foreign currency position at that date converted into pesos at the exchange rate of $1.40 per US dollar, for US$ 499,637, stated in the year-end currency value, was reflected in the "Unrealized valuation difference arising from the compensation of the net foreign currency position" account, in the Shareholders' Equity of Banco de Galicia y Buenos Aires S.A., for the previous year, as provided for by Argentine Central Bank Communique "A" 3703. This criterion differs from professional accounting standards. Therefore, should the latter have been applied, the accumulated losses for the previous year before the absorption envisaged in Communique "A" 3800 would have decreased by that amount.

               The terms and conditions for financing the subscription of the "National Government Bonds in US dollars Libor 2012" have been stipulated in Section 29, subsection g) of Decree 905/02 and contemplate the delivery by financial institutions of assets as collateral for at least 100% of the advance received.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                    Notes to Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 1:        (Continued)

               In addition, Banco de Galicia y Buenos Aires S.A. submitted a letter to the BCRA requesting authorization to transfer securities for an amount equivalent to the net effect of the compensation received for the assets converted into pesos, recorded by the subsidiary Banco Galicia Uruguay S.A., which was estimated at approximately US$ 438,000.

               Treatment accorded to extraordinary assistance granted to financial institutions by the Argentine Central Bank

               Decree 739/03 issued on March 28, 2003 establishes a voluntary procedure for the repayment of the assistance granted to financial institutions by the Argentine Central Bank during the economic crisis that affected the financial system as from 2001. The basic criterion consists of balancing the cash flows of financial institutions that are debtors for rediscounts and creditors for holdings of public sector securities at the same time.
               Section 9 of the above-mentioned Decree provides that the balances due must be amortized in pesos in the same number of installments as the assets granted as collateral for the rediscounts obtained, without exceeding 70 installments. In this connection, Communique "A"3941 establishes a minimum accumulated amortization schedule and a monthly repayment of at least 0.90% of the adjusted balance. Mandatory and voluntary accelerated amortization is envisaged when the rate of interest collected on the assets granted as collateral for the rediscounts exceeds 3.5% per annum.
               It is also established that the assistance subject to this amortization system must be secured by the delivery of Loans Secured by the National Government originated under Decree 1646/01 or, failing this, Bonds secured by the National Government issued within the framework of Decree No. 1579/02 or Bonds issued under Decrees Nos. 905/02, 1836/02 and 739/03. The Argentine Central Bank may modify the above-mentioned amortization conditions when the Unit for the Restructuring of the Financial System (created under Decree No. 1262/03) so establishes it and provided some of the following conditions are met:
               a) Assets granted as collateral for the assistance received expire after 70 months on average.
               b) The financial institution is within the framework of the situations envisaged in Sections 34 and 35 bis of Law 21526 and has adopted a transformation and reorganization plan approved by the Unit for the Restructuring of the Financial System.
               In this case, amortization shall be made in the same number of installments as that of the assets granted as collateral for the rediscounts received, with a maximum of 120 installments, a monthly amortization not lower than 0.40% being envisaged.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                    Notes to Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 1:        (Continued)

               The financial institutions that wish to avail themselves of this special assistance amortization system must have normalized their foreign debt situation before December 5, 2003, under the terms of point 1 of Communique "A" 3940.

               The Bank has met these requirements. On November 25, 2003, a base agreement was reached with the members of the Creditors Committee "ad hoc" in relation to the terms of the proposal for the restructuring of its debt in foreign currency subject to foreign legislation.

               On December 3, 2003, through Board Resolution No. 460/03 the BCRA notified Banco de Galicia y Buenos Aires S.A. of the approval of the terms and conditions of the proposal.

               In accordance with Communique "A" 3940, this was a necessary requirement for Banco de Galicia y Buenos Aires S.A. to be granted an extension of the term for the repayment of the financial assistance to cover lack of liquidity owed to the BCRA, as established by Decree No. 1262/03.

               On November 27, 2003, through Resolution No. 1, the Financial System Restructuring Unit authorized the BCRA to modify the amortization conditions established in Section 9, subsect. B) of Decree No. 739/03, as established by Decree No. 1262/03 and to extend the term of that financial assistance, according to the repayment schedule submitted to that Entity, in compliance with the provisions of Communique "A" 3941.

               Claims due to exchange differences arising from the repayment of financial assistance during the exchange holidays that took place in January 2002
               During December 2001, Banco de Galicia y Buenos Aires S.A. received assistance in pesos from the Argentine Central Bank to cover temporary lack of liquidity. This assistance was repaid applying resources in US dollars granted by the Bank Liquidity Fund (BLF) on January 2 and 4, 2002.
               At the date those funds were credited, the Argentine Central Bank had declared exchange holidays.
               Before the markets were reopened, Law 25561 was enacted on January 6, 2002, which repealed the convertibility system and fixed the new exchange rate of $1.40 per US dollar.
               As a result of the mentioned norms, during the exchange holidays the Bank was unable to perform exchange operations.
               Accordingly, the funds in US dollars credited by the BLF on January 2 and 4, 2002 had to remain in US dollars until the markets were reopened.
               At the date markets were reopened, in view of the terms and conditions of the norms in force, the US dollar was sold at $1.40.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                    Notes to Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 1:        (Continued)

               For this reason, when the Argentine Central Bank allocated US$ 410,000 for Banco de Galicia y Buenos Aires to repay the financial assistance provided to it, should have allocated US$ 410,000 at $1.40, that is, the amount of thousand $ 574,000.

               This has affected the guarantees of inviolability of private property and equality under the law.

               Banco de Galicia y Buenos Aires considers that the difference of US$ 55,973 should be returned to it restated as of January 2002, or its equity should be restored for an equivalent amount. This right has not been given accounting recognition in the financial statements of that Entity.

               Situation of Banco de Galicia y Buenos Aires S.A. and its subsidiaries

               The situation described above affected Banco de Galicia y Buenos Aires S.A. in the form of a lack of liquidity as a result of the drop in deposits that was so significant that it made it necessary for the bank to request financial assistance from the Argentine Central Bank.
               Within this context, on March 21, 2002, Banco de Galicia y Buenos Aires S.A. submitted to the Argentine Central Bank a regularization and rehabilitation plan called "Galicia Capitalization and Liquidity Plan" which mainly contemplates:
               a. the immediate restoring of its liquidity levels, the supply of the necessary resources to achieve a solid cash position which enables Banco de Galicia y Buenos Aires S.A. to reimburse a significant portion of its demand deposits without requiring any financial assistance from the Central Bank;
               b. a subsequent significant increase in its capitalization levels.
               This Plan also includes the negotiation with foreign creditors of the restructuring of the debt that Banco de Galicia y Buenos Aires S.A. carries with them;
               c. the orderly closing-down of the operating branches abroad;
               d. the streamlining of the Bank's operating structure and a significant reduction of its administrative expenses to conform them to the lower levels of activity recently recorded.
               This Plan was approved by the Board of Directors of the BCRA on May 3, 2002, through Resolution No. 281.
               As described below, to date the Bank has complied with the following components of the Plan: the restoring of its liquidity levels, the streamlining of its structure with the consequent reduction of its administrative expenses and the orderly closing-down of the operating branches abroad.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                    Notes to Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 1:        (Continued)

               As regards the restructuring of its external debt, the Bank managed to refinance the liabilities of its New York Branch (currently closed down) and its subsidiaries Banco Galicia Uruguay SA and Banco de Galicia (Cayman) Limited (In Provisional Liquidation) have restructured their liabilities, which consist mainly of deposits. Furthermore, with the approval of the BCRA, the Bank has recently restructured its debt carried with Banco Galicia Uruguay S.A. the principal amount of which was US$ 399,500. The restructuring of the Bank's external debt is currently under way, the capitalization of the Bank being subject to that restructuring.

               Liquidity.
               The strengthening of liquidity after the implementation of the Plan has been achieved as follows:

               o Securitization (and/or sale) of its mortgage and commercial loan portfolio through trusts or assignment of credits for a total amount of US$ 136,519, which were subscribed by financial institutions during April 2002.
               o Loan from Seguros de Depositos S.A. (SE.DE.S.A.) for US dollars equivalent to US$ 68,259, converted at the exchange rate prevailing on the day prior to that of the disbursement, for a term of five years and at the 180-day LIBOR rate plus 300 basis points, which was subscribed on March 21, 2002.
               o Loan from Fondo Fiduciario de Asistencia a Entidades Financieras y de Seguros (F.F.A.E.F.y S.) (Trust Fund for the Assistance to Financial Institutions and Insurance Companies) for the amount in US dollars equivalent to thousand $100,000 (US$ 34,130), converted at the exchange rate prevailing on the day prior to that of the disbursement, for a term of three years and at Libor plus 400 basis points, with a floor of 8.07%, which was subscribed on April 30, 2002.
               In addition, a debt of US$ 195,904 was refinanced with the Bank Liquidity Fund for three years, which was settled after the implementation of the Plan with the assistance provided by the Argentine Central Bank under the same conditions as those of the original debt on May 9, 2002.

               After the initial strengthening of the Bank's liquidity levels within the framework of the renegotiation of its debt, after the implementation of the Plan, the Bank's liquidity levels stabilized and were restored, no further financial assistance having been required from the BCRA.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                    Notes to Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 1:        (Continued)

               Reduction of expenses.

               Within the framework of the Plan the Bank made significant progress in conforming its corporate structure and administrative expenses to the lower levels of activity recorded in 2002 and to the new regulations issued during that year.

               To this end, during 2002 the number of branches of the Bank was reduced by 61 branches, which is equivalent to 21.1% of its branch network at December 31, 2001, and the Galicia Ahora network, which at that date consisted of 118 customer service centers, was fully absorbed by the branch network. Furthermore, through voluntary retirement plans, for a cost of approximately US$ 44,369, the Bank's headcount had been reduced by 1,996 employees at June 30, 2003, which is equivalent to 34% of the headcount at December 31, 2001. Banco de Galicia y Buenos Aires S.A. has also renegotiated all its rental contracts and those signed with systems, communications and other suppliers.

               New York Branch and Units abroad.

               According to the guidelines of the Plan, during fiscal 2002 the debt of the New York Branch was restructured, as a necessary step for its orderly closing-down, which took place on January 30, 2003.

               The "Restructuring Plan" was submitted to the Office of the Comptroller of the U.S. Treasury ("OCC") on March 22, 2002. This Plan contemplated the voluntary and orderly termination of the operations carried out by the New York Branch and its subsequent closing-down, after:
               (i) payment of smaller deposits by the Branch,
               (ii) the renegotiation of its obligations with third parties, and
               (iii) the transfer of the renegotiated debts to the Head Office.

               As of March 31, 2002, the New York Branch had obligations with third parties for a total amount of approximately US$ 331 million. Most of that debt was restructured between that date and the middle of 2002. At the end of fiscal 2002, the New York Branch had restructured all its obligations with third parties.

               The restructuring of the New York Branch's debt consisted in rescheduling its commercial debt amounting to US$ 51,000 in the short term paying 20% of it in cash and transferring the remaining 80% to the Head Office of the Bank in Argentina. At the date of these financial statements the total amount of that debt had been settled. Also, of the total financial debt of approximately US$ 237,000, US$ 125,500 were rescheduled at the Head Office for a term of 5 years, with a grace period of 2 years, US$ 68,900 were

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                    Notes to Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 1:        (Continued)

               paid in cash and a debt reduction of US$ 42,600 was granted. Of total deposits of US$ 30,000, the Branch paid in cash deposits for lower amounts totaling US$ 12,500, and rescheduled US$ 17,000 at the Head Office. The rest of obligations and contingencies for letters of credit were transferred to the Head Office in Argentina.
               Furthermore, within the framework of this Plan, the representation offices at Sao Paolo (Brazil) and London (United Kingdom), as well as Galicia y Buenos Aires Securities (UK) Ltd., the company controlled by the Bank and organized in the United Kingdom, were closed down during the second half of 2002.

               Restructuring of the external debt of the Head Office and its Cayman Islands Branch.

               On June 12, 2002 Banco de Galicia y Buenos Aires S.A. announced the restructuring of its entire foreign currency external debt governed by foreign legislation, within the framework of the Plan, which amounted to US$ 1,365,500 (principal) at December 31, 2003. Payment of those debts with external creditors were postponed until they are restructured. At that time the Bank also announced that it had hired the services of an international investment bank to advise it on the restructuring process.
               As regards the debt of the Head Office in Argentina and the Cayman Branch, on November 25, 2003, Banco de Galicia y Buenos Aires S.A. reached a non-binding base agreement with the members of the Committee composed of the most important creditors (Steering Committee), in relation to the terms of the proposal for the restructuring of its foreign currency debt governed by foreign legislation.
               On December 3, 2003, the Bank was notified of Resolution No. 460/03 of the Board of Directors of the BCRA dated November 27, 2003, which in its operative part approves the terms and conditions of the base agreement reached with the Creditors Committee "ad hoc". The basic refinancing schedule contemplates an exchange for medium and long-term "senior" negotiable obligations, subordinated negotiable obligations which will provide the Bank with supplementary capital, cash, BODEN 2012 and/or preferred shares in Grupo Financiero Galicia S.A. This refinancing schedule complies with the parameters defined by the BCRA for this type of operations and is oriented towards meeting the objectives set in the Galicia Capitalization and Liquidity Plan, insofar as concerns the capitalization of that Bank.
               In accordance with Communique "A" 3940 of the BCRA, this approval was a necessary requirement to obtain a restructuring of the financial assistance granted by the BCRA to cover lack of liquidity under the terms of Decrees No. 739/03 and 1262/03.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                    Notes to Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 1:        (Continued)

               As part of the restructuring process, on December 23, 2003 the offer to refinance negotiable obligations originally issued for US$ 350,000, due 2002 and 2003 was released. The exchange alternatives foreseen are in line with the basic refinancing schedule. It is the Bank's intention to reach binding agreements with its bank creditors and multilateral credit entities under substantially equivalent conditions with regard to its debt with them for US$ 1,015,500 (original principal amount).
               The Bank is evaluating the possibility of submitting an "Out-of-court Reorganization Plan" which, if approved by a court of law, would enable the Bank to extend the restructuring obligation to all holders of debt subject to refinancing.

               The deadline for accepting the offer is February 18, 2004 and may be extended. This offer shall be considered to be valid if at least a 95% adherence of total debt subject to refinancing is obtained.

               Capitalization.

               The Plan contemplates the capitalization of the Bank as an integral part of the restructuring of its external debt. As part of the Plan, the Bank has proposed to the BCRA a capitalization plan for a total amount of US$ 300 million, which is subject to discussion and, therefore, to modifications.

               In connection with the restructuring of the external debt, the Meeting of Shareholders of Banco de Galicia y Buenos Aires S.A. held on September 30, 2003 approved the creation of a Program for the issuance and public offering of negotiable obligations, not convertible into shares in the Bank. In addition, the shareholders resolved that the negotiable obligations to be issued under the Program will be subordinated to the payment of shares in order to be computed as capital for BCRA regulatory purposes, instead of as capital stock.

               Banco de Galicia Uruguay S.A. and Banco de Galicia (Cayman) Limited (In Provisional Liquidation)
               The situation described above also affected Banco Galicia Uruguay S.A. and Banco de Galicia (Cayman) Ltd. (In Provisional Liquidation), entities controlled by Banco de Galicia y Buenos Aires S.A..

               On February 6, 2002, Banco Galicia Uruguay S.A. submitted a letter to the Central Bank of Uruguay in order to: (i) inform it of its temporary lack of liquidity, which prevented it from continuing to face the withdrawal of deposits; (ii) request financial assistance from that entity to be able to preserve its ability to reimburse all deposits in an orderly manner and face the withdrawal of funds generated by the developments that took place in

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                    Notes to Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 1:        (Continued)

               Argentina, and (iii) request the authorization of that entity to temporarily suspend its operations.

               On February 13, 2002 the Central Bank of Uruguay resolved to preventively intervene in Banco Galicia Uruguay S.A. and temporarily suspend all its activities for a term of 90 days, which was subsequently extended until March 31, 2004.

               On June 10, 2002, Banco de Galicia Uruguay S.A. submitted to the Central Bank of Uruguay a proposal for the restructuring of its debt in respect of deposits. The proposal consists in an initial cash payment in US dollars equivalent to 3% of the amounts receivable by each depositor, and for the remaining amount, in a time deposit or negotiable obligations issued by Banco de Galicia Uruguay S.A., at the customers' option, all of them falling due in September 2011, to be amortized in nine annual and consecutive installments, the first two installments for 15% of the balance, and the following ones, for 10%, at a fixed interest rate of 2% per annum.

               On June 20, 2002, a letter was presented before the Central Bank of Uruguay offering a pledge on Banco de Galicia Uruguay S.A.'s commercial receivables as collateral for the proposal.

               On July 18, 2002, the Central Bank of Uruguay informed Banco de Galicia Uruguay S.A. that it would not object to any proposal the latter could make to its depositors provided at least a 75% adherence is obtained. This percentage represents the majority legally required to achieve an out-of-court reorganization plan, pursuant to Uruguayan legislation (Section 29 and subsequent sections of Law 2230 of June 2, 1893).

               Acceptance by depositors represented deposits for US$ 930,000, out of a total amount of US$ 1,176,000, corresponding to the holders of 7.067 accounts over a total of 12,271 accounts. This is equivalent to 79% of total deposits, which shows the confidence customers have in the bank.

               On December 23, 2002, the Court of Montevideo hearing the case, approved the reorganization plan requested by Banco de Galicia Uruguay S.A..

               In accordance with a resolution adopted by the Central Bank of Uruguay, as from January 9, 2003, Banco Galicia Uruguay S.A. implemented a payment program, which contemplates the reimbursement of 100% of deposits in US dollars plus interest to investors. As agreed, the first step consists of an

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                    Notes to Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 1:        (Continued)

               initial payment of 3% in cash to each holder of time, savings account and demand deposits as of February 13, 2002, as well as the delivery of transferable rescheduled time deposit certificates, as the case may be, issued by Banco Galicia Uruguay S.A.
               On June 17, 2003 Banco de Galicia y Buenos Aires S.A. started to receive opinions from its depositors about different ways of exchanging their deposits rescheduled in 2002 (such as time deposits or negotiable obligations) for different proportions of BODEN 2012 and/or new negotiable obligations to be issued by the Company. The purpose of this exchange was to voluntarily modify the profile of the debt already restructured to satisfy the preferences of customers for different combinations of liquidity and return, and to improve the distribution of cash flows over time.

               The options offered consisted of the exchange of units of rescheduled deposits for US$ 1 thousand for: (i) Boden 2012 at par for one thousand US dollars (US$ 1,000), plus a cash premium of 3%. The maximum amount of this option was US$ 375,000; (ii) a new negotiable obligation for US$ 1 thousand to be issued by Banco Galicia Uruguay SA, with a coupon accruing interest at Libor plus 300 basis points, payable semi-annually, with a 7% cap, to be amortized in three installments falling due on December 15, 2009 (30%), December 15, 2010 (30%) and December 15,
               2011 (40%), plus an interest payment in cash for US$ 0.01375 thousand to be made in September 2003. This negotiable obligation may be redeemed by the issuer as from December 15, 2008. The maximum amount of this option was US$ 300,000; (iii) a new negotiable obligation for US$ 0.450 to be issued by Banco Galicia Uruguay SA, with a coupon accruing interest at a 2% rate, payable semi-annually, to be amortized upon maturity on December December 15, 2005, together with a principal and interest payment in cash for US$ 0.08875 in September 2003, and Boden 2012 at par for US$
               0.425. The maximum amount of this option was US$ 110,000; or (iv) a new negotiable obligation for US$ 0.500 to be issued by Galicia Uruguay, with a coupon accruing interest at 2% per annum, payable semi-annually, to be amortized in three installments falling due on December 15, 2006 (30%), December 17, 2007 (30%) and December 15, 2008 (40%), and a principal and interest payment in cash for US$ 0.08875 in September 2003 and Boden 2012 at par for US$
               0.425. The maximum amount of this option was US$ 200,000. The maximum amounts were not exceeded, so no apportionment was required to be made.
               The term for this voluntary exchange expired on July 24, 2003. The customers of Banco Galicia Uruguay SA exercised those options in a total amount of US$ 185,000, which included opting to receive Boden 2012 for US$ 137,000, in addition to new negotiable obligations to be issued by Banco Galicia Uruguay SA.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                    Notes to Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 1:        (Continued)

               Through Resolution No. 338, the BCRA approved the terms and conditions for the restructuring of the debt of US$ 399,500 (principal) that the Bank carried with Banco Galicia Uruguay SA, as well as the transfer to that entity of cash for US$ 72,100 (principal amount) and Boden 2012 for US$ 137,000 (face value), in payment of the first principal installment and interest thereon due at August 15, 2003. The terms and conditions approved by the BCRA were as follows:

          - To amortize the principal, a disbursement for US$ 40,900 and payment in Boden 2012 for a face value of US$ 137,000, both of them to be made on August 15, 2003. The balance of around US$ 221,600 is to be settled in 8 annual consecutive installments falling due in August of each year.

          - Interest shall be payable on that date. Under Resolution No. 338, interest paid on August 15, 2003 was set at US$ 31,200, which resulted from applying the contractual rate until December 31, 2002 and the new rate to be applied, LIBOR plus 150 basis points as from that date.

               During the first days of September 2003, as scheduled, Banco Galicia Uruguay S.A. began to pay the second installment envisaged in the deposit rescheduling program, with the amendments introduced by the exchange offer. At the same time, Banco Galicia Uruguay S.A. began to settle the exchange offer, on the basis of the Boden 2012 for US$ 137,000 (face value).
               On December 9, 2003, Banco Galicia Uruguay S.A. announced it would start to receive opinions concerning the possibility of a voluntary exchange. The exchange offer comprises all rescheduled deposits, negotiable obligations and receivables in favor of Banco de Galicia (Cayman) (In Provisional Liquidation). As the latter has issued rescheduled deposit certificates to its customers, Banco de Galicia Uruguay S.A. will receive opinions on their intention to sell those certificates.
               This voluntary exchange offer contemplates a cash advance, equivalent to an advance of the installment that should be paid in September 2004, and the delivery of BODEN 2012 for the balance. A total cap of US$ 300,000 has been established. The deadline for presenting those opinions will be February 13, 2004. It should be noted that the Company has adhered to this voluntary exchange offer, for this reason, Banco de Galicia Uruguay S.A. made an advance of US$ 76,8 (US$ 0.0075 for each US$ 0.100 in respect of Negotiable Obligations), on account of cash to be received as a result of that exchange.

               The situation of Banco Galicia Uruguay S.A. affected its subsidiary Banco de Galicia (Cayman) Ltd. (In provisional liquidation) because one of its main assets was a deposit for US$ 79,500 in Banco Galicia Uruguay SA).

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                    Notes to Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 1:        (Continued)

               Consequently, at the request of that subsidiary, on July 18, 2002 the authorities in the Cayman Islands appointed a provisional liquidator in order to reach a voluntary restructuring agreement between that Entity and its creditors, as an alternative to that Entity's liquidation.
               At the end of May 2003, Banco de Galicia (Cayman) Ltd. (in provisional liquidation) and the Provisional Liquidator concluded the debt rescheduling plan of that Entity and with the authorization of the court in the Cayman Islands ("the Court") they distributed the plan to all creditors for their consideration. The restructuring plan will be in force until April 30, 2012. While this plan remains in effect, the subsidiaries' assets will be administered by the liquidators for the benefit of creditors.

               On May 29, 2003 the restructuring proposal made to creditors was submitted to the Court. The terms of this proposal were as follows: an initial cash payment of 5% of the amount of the debt (principal and interest) due as of July 18, 2002, plus a transferable debt certificate for 95% of the amount of the debt (principal and interest) due as of July 18, 2002. The conditions of this certificate are as follows: (i) amortization of principal in nine annual consecutive installments, the first two of them for 15% of the principal and the following ones for 10%, payable as from September 21st of each year; (ii) interest at 2% per annum (plus 1% provided that the entity still has assets following reimbursement to all its creditors according to the proposed plan and repayment of the subordinated loan described below); (iii) the certificate shall accrue interest as from the date of the agreement; and (iv) interest shall be payable together with the principal and calculated on balances due. After the debt with all Class A creditors has been repaid, the remaining assets of Banco de Galicia (Cayman) Limited (In Provisional liquidation) shall be allocated to the repayment of the US$ 2,900 debt held with Galicia Pension Fund Ltd. (a subsidiary of Banco de Galicia (Cayman) Limited (In Provisional Liquidation), which is subordinated to the repayment of the debt with all Class A creditors. Furthermore, a subordinated loan for US$ 1,200 was obtained from the Company, the parent company of Banco de Galicia y Buenos Aires S.A., which shall be repaid after the debt with all creditors according to the proposed plan has been amortized.

               On July 10, 2003 a creditors' meeting was held in order to consider and approve fully or partially the repayment plan proposed by the Bank. At that meeting, that plan was approved without modifications by the creditors who, in number and amount of receivables represented 99.7% of the total number of votes cast. The degree of acceptance of the proposed plan exceeded the legal majorities of more than 50% of the number of creditors and 75% of total receivables corresponding to the votes cast. With the approval of the proposed plan by the Court in the Cayman Islands and its registration with

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                    Notes to Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 1:        (Continued)

               the Company Record of that jurisdiction, both of them having taken place on July 16, 2003, the proposed plan came into force as from that date and has effects and is mandatory for all creditors.
               This initial payment was made on August 8, 2003. The first installment (15%) was paid in the middle of September 2003.

               The developments described in the section entitled "Compensation to be granted to financial institutions" proved financially detrimental to Banco de Galicia Uruguay S.A., due to the devaluation of the Argentine currency and the mandatory conversion into pesos, at different exchange rates, of a portion of its receivables in foreign currency subject to Argentine legislation.

               Such losses have been generated by the fact that, as mentioned earlier, Decree 905/02 excluded from the calculation of the Compensating and Coverage Bonds the assets converted into pesos owned by companies engaged in supplementary activities and controlled by Banco de Galicia y Buenos Aires S.A., and by foreign branches and subsidiaries. In other words, the objective envisaged in Section 7 of Decree No. 214/02, which consists in " establishing the issuance of a Bond to cover the imbalance in the financial system", has only been partially met in the case of Banco de Galicia y Buenos Aires S.A. under that decree. Subsequently, Decree 2167/02 and Argentine Central Bank Communique "A" 3805 corrected that omission by complementing the calculation of the compensation including in it the assets recorded at foreign branches or subsidiaries subject to Decree 214/02 (see section entitled "Compensation to be granted to financial institutions").
               Within this context, Banco de Galicia y Buenos Aires S.A. agreed with Banco Galicia Uruguay S.A. to perform the necessary acts to provide the latter company, where applicable and subject to the prior authorization of the Argentine Central Bank, with the necessary funds for it to be able to reimburse all rescheduled deposits.

               Subsequently, the two financial institutions complemented that agreement through another agreement which explained that the legal effects, whether direct or indirect, of the declarations and covenants contained in the agreement, and the fulfillment of the commitments undertaken are subject to the normalization of the economic and financial situation of Banco de Galicia y Buenos Aires S.A. and to the repayment of the financial assistance granted to it by the Argentine Central Bank. These circumstances are mentioned in point 52 of Resolution No. 281 issued by that body.
               Furthermore, as a result of the intervention of the Central Bank of Uruguay in Banco Galicia Uruguay S.A., during last year and at the beginning of the

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                    Notes to Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 1:        (Continued)

               current year, it was not possible to obtain financial statements prepared in accordance with Argentine accounting standards.
               In view of the above, and in compliance with the Galicia Capitalization and Liquidity Plan, the Bank has decided to record a provision to fully cover the value of its investments in Banco Galicia Uruguay S.A. and Banco de Galicia (Cayman) Limited (In Provisional Liquidation) in the amounts recorded as of December 31, 2001 and, while those circumstances still persist, it has decided to discontinue the consolidation of the financial statements of the two subsidiaries with those of the Bank and record a provision in Provisions for other contingencies, under liabilities, to cover the deficit in the consolidated equity of the two subsidiaries, according to estimates made by Banco de Galicia y Buenos Aires S.A. on the basis of documentation and information held by it.

               As of December 31, 2003, the Bank began to receive the accounting information on those two subsidiaries regularly since September 2003, so the financial statements have been consolidated on a line-by-line basis with the balances of Banco Galicia Uruguay S.A., Banco de Galicia (Cayman) Limited (In Provisional Liquidation) and its subsidiaries.

               The individual financial statements of Banco de Galicia y Buenos Aires S.A. include the investment in Banco de Galicia (Cayman) Limited (In Provisional Liquidation) according to the equity method of accounting, while US$ 245,076 have been recorded in Provisions for other contingencies, under liabilities, to cover the deficit in the equity of Banco Galicia Uruguay S.A.

               In view of this, Banco de Galicia y Buenos Aires S.A. ratified its intention to continue operating the business of its Uruguayan subsidiary and meet the commitments previously undertaken, subject to the necessary authorizations.

               Subsequent events.
               On January 30, 2004 the BCRA released Communique "A" 4084, establishing changes in the valuation of assets delivered to the public sector.
               The most significant changes refer to the treatment of the assets delivered to the BCRA as collateral for advances granted by this Entity for the subscription of the bonds envisaged in Sections 10, 11 and 12 of Decree 905/02. At the Bank's option, these assets may be excluded from the treatment envisaged by Communique "A" 3911, described in Note 2.3.2.4. In this case, the Bank must record those assets at the value admitted for

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                    Notes to Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 1:        (Continued)

               purposes of the creation of guarantees under the terms of Section 15 of the above-mentioned decree and BCRA Communiques "A" 3717 and "A" 3756.
               Communique "A" 4084 also contemplates that effective January 2004 past due and unpaid instruments issued by the public sector are to be recorded at the lower of the carrying value at December 31, 2003 or the value resulting from applying to the face value of those instruments, net of retirements or of those converted into tax options, as the case may be, the lower percentage resulting from applying the net present value method to Promissory Notes and Bonds issued by the Trust Fund for Provincial Development.
               It has also been established that interest accrued since December 2001 on the public debt instruments eligible for the sovereign debt restructuring agreement is to be recognized as a counterpart under an adjustment account.

               At the date these financial statements were prepared, Banco de Galicia y Buenos Aires S.A. was analyzing the measures described above and estimates that their application will lead to an increase of approximately US$ 15,904 in the carrying value of the assets subject to adjustments.
               This figure might be modified by complementary regulations and/or amendments to regulations known at the date of these financial statements. Effective January 2004, the application of the 3.25% rate instead of the 3% rate in determining the present value of the assets delivered to the public sector under the terms of Communique "A" 3911, led to a decrease of approximately US$ 22,423 in their value.
               The estimates mentioned in the preceding paragraph were made on the basis of the following:

               1) an offer of 579,902,000 Bonds (face value) secured by the National Government, issued within the framework of Decree No. 1579/02 as collateral for the advance to be requested from the BCRA for the subscription of the Coverage Bond mentioned in this Note and the exchange of deposits with the financial system, as established by Decree No. 1836/2002, mentioned in this Note;
               2) an offer of 153,331,000 Series 75 (VBY4) Argentine Republic External Bills (face value) at Badlar rate, and and 127,141,000 Series 74 (VEY4) Argentine Republic External Bills (face value) at Survey rate, as collateral for the advance to be requested from the BCRA for the subscription of the Coverage Bond mentioned in this Note.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                    Notes to Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 1:        (Continued)

               Considering that the instruments mentioned in point 2) have been used as collateral, the analysis performed by the Bank showed that the adjustment mentioned in the fourth paragraph of this Note, established in point 5. of Communique "A" 4084, is not applicable for purposes of estimating the effects on the valuation of those assets, as indicated earlier.

NOTE 2:        FINANCIAL STATEMENT PRESENTATION BASIS

               Through Resolutions Nos. C 238/01, C 243/01, C 261/01, c 262/01
               and C 187/02, the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires (CPCECABA) approved Technical Pronouncements Nos. 16, 17, 18, 19 and 20, respectively. Furthermore, the National Securities Commission (CNV) has adopted those Technical Pronouncements adding certain modifications to them. These regulations are mandatory for fiscal years commencing as from January 1, 2003. Furthermore, through MD Resolution No. 5/03 of the CPCECABA Technical Pronouncement No. 21 was approved, the application if which is mandatory for fiscal years commencing as from April 1, 2003.
               The main modifications introduced by the new Technical Pronouncements, which have produced significant effects on the Company's financial statements, are as follows:
               1. Requirement to apply the deferred tax method in recognizing income tax, which led to the recognition of prior year adjustments.
               2. Addition of new disclosure requirements, including segment information, earnings per share and the comparative information to be presented.

               These financial statements have been stated in thousands of US dollars and prepared in accordance with disclosure and valuation accounting standards contained in Technical Pronouncements issued by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE), approved with certain modifications by the CPCECABA, and in line with Resolutions issued by the CNV.

               The preparation of financial statements at a given date requires management of the Company to make estimates and assessments that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at that date, as well as the income and expenses recorded for the year. The management of the Company makes estimates to be able to calculate at a given time the depreciation and amortization charges, the recoverable value of assets, the income tax charge and provisions for contingencies. Future actual results may differ from those estimates and assessments made at the date these financial statements were prepared.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                    Notes to Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 2:        (Continued)

               As established by professional accounting standards and CNV resolutions, the effects of inflation have started to be recognized since January 1, 2002, considering that the accounting measurements originating prior to December 31, 2001 are stated in the currency of that date.

               On March 25, 2003, the National Executive Branch issued Decree 664 establishing that the financial statements for fiscal years ending as from that date be stated in nominal currency. Consequently, in accordance with CNV Resolution No. 441/03, the Company discontinued the restatement of its financial statements as from March 1, 2003. This criterion is not in accordance with prevailing professional accounting standards, under which financial statements are to be restated until September 30, 2003. Nevertheless, as of December 31, 2003, this departure has not produced a significant effect on the financial statements. The index used in restating the items in these financial statements is the domestic wholesale price index published by the National Statistics and Census Institute.

               For comparative purposes, the balances as of December 31, 2002 have been restated following the guidelines contained in the preceding paragraphs of this Note. In addition, those balances have been reclassified to conform them to the current year presentation.

               The principal accounting policies used in preparing the financial statements are described below.

               a.   Assets and Liabilities in local currency

                    Monetary assets and liabilities which include, where applicable, the interest accrued up to the closing date, are stated at year end currency value, so they do not require any adjustment whatsoever.

               b.   Foreign currency Assets and Liabilities (US dollars)

                    Foreign currency assets and liabilities (in US dollars) have been stated at Banco de la Nacion Argentina buying and selling rates of exchange, respectively, in force at the close of operations on the last working day of each year. Interest receivable or payable has been accrued, where applicable.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                    Notes to Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 2:        (Continued)

               c.   Investments

               c.1. Current

                    Time and special current account deposits have been valued at their face value, plus interest accrued at year end.

                    The negotiable obligations have been valued at their nominal value, plus accrued interest at year end.

               c.2. Non-current

                    The negotiable obligations have been valued at their nominal value, plus accrued interest at year end.

                    The equity interests in Banco de Galicia y Buenos Aires S.A. and Net Investment S.A. have been accounted for according to the equity method as of December 31, 2003. The equity interest in Banco de Galicia y Buenos Aires S.A. has been valued considering the effect of income tax determined according to the deferred tax method on the consolidated financial statements (see Note 3.b.8.a. to the consolidated financial statements).

                    The equity interests in Sudamericana Holding S.A. and Galicia Warrants S.A. have been accounted for under the equity method, on the basis of September 30, 2003 and October 31, 2003 financial statements, respectively, and considering the significant movements occurred from that date to the closing date of these financial statements, in accordance with professional accounting standards.

                    The financial statements of Sudamericana Holding S.A. have been prepared as established by the National Insurance Superintendency (SSN), without recognizing the effect of inflation for January and February 2003. This criterion is not in accordance with professional accounting standards. Nevertheless, this departure has not generated a significant effect on the financial statements of Grupo Financiero Galicia S.A.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                    Notes to Financial Statements (Continued)
                  (figures stated in thousands of US dollars)

NOTE 2:        (Continued)

               d.   Fixed assets

                    Fixed assets have been valued at their acquisition cost, restated into constant currency, as mentioned in paragraphs 5 and 6 of this Note, net of the corresponding accumulated depreciation.

                    Depreciation charges are calculated following the straight-line method, at rates determined based on the useful life assigned to the assets, which is 60 months for hardware and software, furniture and fixtures and vehicles and 600 months for real estate property.

                    The index-adjusted net book values of the assets, taken as a whole, do not exceed their value to the business at year end.

               e.   Intangible assets

                    Intangible assets have been valued at their acquisition cost, restated in constant currency, as mentioned in the sixth and seventh paragraphs of this Note, net of the corresponding accumulated amortization, calculated based on their estimated useful life.

                    The Company has recorded a valuation allowance of US$ 768 for the goodwill for the acquisition of the shares representing 87.50% of the capital stock and voting rights of Galicia Warrants S.A.

                    Amortization charges are calculated on a straight-line basis in equal monthly installments over 60 months. The index-adjusted net book values of the assets taken as a whole do not exceed their estimated recoverable value at year end.
                    As of December 31, 2003, the logotype and organization expenses were written off.

               f.   Income Tax
                    Income tax has been determined according to the deferred tax method. (See Note 13).

               g.   Shareholders' Equity

               g.1. Activity in the shareholders' equity accounts has been restated as mentioned in paragraphs 5 and 6 of this Note.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                          Notes to Financial Statements
          Presented in comparative format with the previous fiscal year
                  (figures stated in thousands of US dollars)

NOTE 2:        (Continued)

                    The "Subscribed and paid-up capital" account has been stated at its face value and at the value of the contributions, in the currency value of the year in which those contributions were actually made. The adjustment derived from the restatement of that account in constant monetary units has been allocated to the Capital Adjustment account.
                    The opening balance of the retained earnings account has been modified, as disclosed under the Statement of Changes in Shareholders' Equity, to include a "Prior year gain adjustment of US$ 13,911, mainly corresponding to:
                    - US$ 12,970 due to the change of criterion for the accounting measurement of income tax adopted by the entities controlled by Banco de Galicia y Buenos Aires S.A.
                    - Adjustment derived from a foreign source tax loss carry-forward recognized as a loss for US$ 941 as of December 31, 2002.

               g.2. Income and expense accounts

                    The results for each year have been disclosed at restated values following the guidelines detailed in paragraphs 5 and 6 of this Note.

               h.   Statement of cash flows

                    The "Cash and banks" caption is considered to be cash. The activity in that statement has been presented in constant currency.

                          Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                    Notes to Financial Statements (Continued)
                   (figures stated in thousands of US dollars)

NOTE 3:        CASH AND BANKS

               The breakdown of this caption was as follows:

                                             12.31.03          12.31.02
                                           ------------      ------------
Cash (Schedule G)                                   318               350
Banks - current accounts (Note 11)                   79                91
Checks for deposit                                    -                 -
                                           ------------      ------------
Total                                               397               441
                                           ============      ============

NOTE 4:        OTHER RECEIVABLES

               The breakdown of this caption was as follows:

                                              12.31.03         12.31.02
                                            -----------      ------------
Current
Fiscal credits                                      154                23
Prepaid expenses                                      2                 2
Sundry debtors (Note 11 and Schedule G)             919                40
Others                                              886                 -
                                            -----------      ------------
Total                                             1,961                65
                                            ===========      ============

                                              12.31.03         12.31.02
                                            ------------     ------------
Non-current
Fiscal credits (Note 13)                             323                2
Prepaid expenses                                       1                -
Sundry debtors (Note 11 and Schedule G)            1,190                -
                                            ------------     ------------
Total                                              1,514                2
                                            ============     ============

NOTE 5:        SALARIES AND SOCIAL SECURITY LIABILITIES

               The breakdown of this caption was as follows:

                                              12.31.03         12.31.02
                                            ------------     ------------
Integrated Pension and Survivors'
Benefit System                                         3                4
Health care plans                                      1                1
Directors' and syndics' fees accrual                  21               41
Total                                       ------------     ------------
                                                      25               46
                                            ============     ============

                          Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                    Notes to Financial Statements (Continued)
                   (figures stated in thousands of US dollars)

NOTE 6:        TAX LIABILITIES

               The breakdown of this caption was as follows:

                                              12.31.03         12.31.02
                                            ------------     ------------
Current
Provision for income tax, net
  of fiscal credits                                    -              443
Income tax withholdings to be deposited                8                4
Provision for turnover tax                             1                -
Provision for tax on minimum notional
  income, net of fiscal credits                       93                -
                                            ------------     ------------
Total                                                102              447
                                            ============     ============

Non-current                                   12.31.03         12.31.02
                                            ------------     ------------
Deferred tax liability (Note 13)                  14,797           18,476
                                            ------------     ------------
Total                                             14,797           18,476
                                            ============     ============

NOTE 7:        OTHER DEBTS

               The breakdown of this caption was as follows:

Current                                     12.31.03           12.31.02
                                          ------------       -------------
Sundry creditors (Schedule G)                      179                 118
Expense accrual (Note 11 and Schedule G)           283                 354
                                         -------------       -------------
Total                                              462                 472
                                         =============       =============

Non-current                                12.31.03            12.31.02
                                         ------------        ------------
Directors' qualification bond                       2                   2
                                         ------------        ------------
Total                                               2                   2
                                         ============        ============

NOTE 8:        CAPITAL STATUS

               As of December 31, 2003, the capital status of the Company was as follows:

                                Restated
                                   to                  Approved by                Date of registration with the
                 Face           constant   -----------------------------------          Public Registry of
Capital          value          currency          Body                Date                   Commerce
-------------------------------------------------------------------------------------------------------------------
Subscribed,                                    Extraordinary         05.16.00
issued, paid-   1,092,407      821,529         shareholders'       07.24.00 and               08.09.00
in and                                            meeting            07.26.00
registered                                  Board of Directors
                ---------      -------
Total           1,092,407      821,529

                          Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                    Notes to Financial Statements (Continued)
                   (figures stated in thousands of US dollars)

NOTE 9: ESTIMATED COLLECTION OR PAYMENT TERMS OF RECEIVABLES, INVESTMENTS AND DEBTS

               As of December 31, 2003 the breakdown of receivables, investments and debts according to their estimated collection or payment terms was as follows:

=====================================================================================================================
                                                                     Salaries and
                                                                        social
                                                       Other           security             Tax           Other
                                   Investments      receivables       liabilities       liabilities    liabilities
--------------------------------------------------------------------------------------------------------------------
Falling due within:
1st  Quarter                          8,292               1,181                 25             8              216
2nd Quarter                               -                 696                  -            94                -
3rd Quarter                               -                  84                  -             -              246
4th Quarter                              69                   -                  -             -                -
After one year                       42,266               1,514                  -        14,797                2
Subtotal falling due                 50,627               3,475                 25        14,899              464
No set due date                     456,437                   -                  -             -                -
Total                               507,064               3,475                 25        14,899              464
Non-interest bearing                456,437               2,556                 25        14,899              464
At a fixed rate                      50,627                 919                  -             -                -
Total                               507,064               3,475                 25        14,899              464
=====================================================================================================================

NOTE 10:       EQUITY INTERESTS IN OTHER COMPANIES

               The breakdown of long-term investments was as follows:

================================================================================================================
                                           As of 12.31.03
----------------------------------------------------------------------------------------------------------------
                                  Shares              Percentage of interest held in
                       ----------------------------   ------------------------------     Principal       Face
                                                                          Possible       line of       value per
Issuing company             Type          Number        Total Capital      votes         business        share
----------------------------------------------------------------------------------------------------------------
                         Ordinary                                                        Financial
                         class "A"              101                                      activities     0.00034
Banco de Galicia y       Ordinary
Buenos Aires S.A.        class "B"      438,599,602                                                     0.00034
                       ------------------------------------------------------------
                           Total        438,599,703       93.585537%     93.585542%
----------------------------------------------------------------------------------------------------------------
                                                                                         Financial
                                                                                            and
                                                                                         investment
Net Investment S.A.      Ordinary            10,500           87.50%         87.50%      activities     0.00034
----------------------------------------------------------------------------------------------------------------
                         Ordinary
                         class "A"           31,302                                                     0.00034
Sudamericana             Ordinary                                                       Investment
Holding S.A.             class "B"           41,735                                     activities      0.00034
                         ----------------------------------------------------------
                          Total              73,037       87.500899%     87.500899%
----------------------------------------------------------------------------------------------------------------
                                                                                        Issuer of
                                                                                        warehouse
                                                                                        receipts and
Galicia Warrants S.A.    Ordinary           175,000           87.50%         87.50%     warrants        0.00034
================================================================================================================

                          Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                    Notes to Financial Statements (Continued)
                   (figures stated in thousands of US dollars)

NOTE 10:       (Continued)

================================================================================================================
                                           As of 12.31.02
----------------------------------------------------------------------------------------------------------------
                                  Shares              Percentage of interest held in
                         ------------------------     ------------------------------     Principal        Face
                                                                           Possible      line of       value per
Issuing company            Type         Number        Total Capital         votes        business        share
----------------------------------------------------------------------------------------------------------------
                         Ordinary                                                        Financial
                         class "A"            101                                        activities     0.00034
Banco de Galicia y       Ordinary
Buenos Aires S.A.        class "B"    438,599,602                                                       0.00034
                         -----------------------------------------------------------
                           Total      438,599,703      93.585537%         93.585542%
----------------------------------------------------------------------------------------------------------------
Net Investment S.A.      Ordinary          10,500          87.50%             87.50%     Financial      0.00034
                                                                                            and
                                                                                         investment
                                                                                         activities
----------------------------------------------------------------------------------------------------------------
                         Ordinary                                                        Financial
                         class "A"         31,302                                           and         0.00034
Sudamericana             Ordinary                                                        investment
Holding S.A.             class "B"         41,735                                        activities     0.00034
                       ----------------------------------------------------------------
                          Total            73,037      87.500899%         87.500899%
----------------------------------------------------------------------------------------------------------------
                                                                                         Issuer of
                                                                                         warehouse
                                                                                         receipts and
Galicia Warrants S.A.    Ordinary         175,000          87.50%             87.50%     warrants       0.00034
================================================================================================================

               The financial condition and results of controlled companies were as follows:

================================================================================
                                                       Issuing company
                                             -----------------------------------
         Financial condition                   Banco de Galicia   Net Investment
          as of 12.31.03                       y Buenos Aires          S.A.
                                                   S.A.
--------------------------------------------------------------------------------
Assets                                                7,230,907            1,972
Liabilities                                           6,769,217               23
Shareholders' equity                                    461,690            1,949
Result for the year                                    (67,909)          (2,066)
================================================================================

================================================================================
                                                              Issuing company
                                                         -----------------------
               Financial condition                           Galicia Warrants
                As of 10.31.03(*)                                S.A.
--------------------------------------------------------------------------------
Assets                                                                  2,072
Liabilities                                                               394
Shareholders' equity                                                    1,678
Result for the period of twelve months ended
October 31, 2003                                                          183
================================================================================

(*) See Note 2.c.2.

                                                              Issuing company
                                                          ----------------------
               Financial condition                            Sudamericana
                 As of 9.30.03(*)                             Holding S.A.
--------------------------------------------------------------------------------
Assets                                                                  8,067
Liabilities                                                                29
Shareholders' equity                                                    8,038
Result for the period of twelve months ended 9.30.03                  (2,692)
================================================================================
(*) See Note 2.c.2.

                          Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                    Notes to Financial Statements (Continued)
                   (figures stated in thousands of US dollars)

NOTE 10:       (Continued)

==========================================================================
                                                Issuing company
                                        ----------------------------------
               Financial condition      Banco de Galicia   Net Investment
                as of 12.31.02          y Buenos Aires          S.A.
                                            S.A.
--------------------------------------------------------------------------

Assets                                           7,540,515          2,818
Liabilities                                      7,010,917             29
Shareholders' equity                               529,598          2,789
Result for the year                               (525,120)        (1,786)
==========================================================================

================================================================================
                                                               Issuing company
                                                            --------------------
               Financial condition as of 9.30.02                Sudamericana
                                                                Holding S.A.
--------------------------------------------------------------------------------
Assets                                                                  11,095
Liabilities                                                                283
Shareholders' equity                                                    10,812
Result for the period of twelve months ended 9.30.02                      (749)
================================================================================

================================================================================
                                                               Issuing company
                                                              ------------------
               Financial condition as of 10.31.02              Galicia Warrants
                                                                     S.A.
--------------------------------------------------------------------------------
Assets                                                                    2,052
Liabilities                                                                 546
Shareholders' equity                                                      1,506
Result for the period of twelve months ended 10.31.02                      (267)
================================================================================

NOTE 11        INTERCOMPANY BALANCES AND TRANSACTIONS - SECTION 33 OF LAW 19550

               The financial statements include the following significant balances of the transactions carried out with Banco de Galicia y Buenos Aires S.A. and its subsidiaries:

Banco de Galicia y Buenos Aires S.A.
                                                   12.31.03       12.31.02
                                                 ------------     -----------
ASSETS
Cash and banks - current accounts (Note 3)                 77              90
Investments - time deposits (Schedule C)                1,374           6,772
Total                                            ------------     -----------
                                                        1,451           6,862
                                                 ============     ===========

LIABILITIES
Other liabilities - expense accrual (Note 7)               53              42
                                                 ------------     -----------
Total                                                      53              42
                                                 ============     ===========

                          Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                    Notes to Financial Statements (Continued)
                   (figures stated in thousands of US dollars)

NOTE 11:       (Continued)

INCOME                                             12.31.03         12.31.02
                                                 ------------     ------------
Financial income - interest on special current              -              161
account deposits
Financial income - interest on time deposits              483            3,533
                                                 ------------     ------------
Total                                                     483            3,694
                                                 ============     ============

EXPENSES                                           12.31.03         12.31.02
                                                 ------------     ------------
Administrative expenses (Schedule H)
Leasing of brand                                          246              267
Bank charges                                                3                1
General expenses                                           22               54
                                                 ------------     ------------
Total                                                     271              322
                                                 ============     ============

Banco Galicia (Cayman) Limited
                                                   12.31.03         12.31.02
                                                 ------------     -----------
ASSETS
Other receivables - Sundry debtors (Note 4
and Schedule G)                                         1,190               -
                                                 ------------     -----------
Total                                                   1,190               -
                                                 ============     ===========

                                                   12.31.03         12.31.02
                                                 -----------      ------------
INCOME
Financial results - other interest                        11                 -
                                                 -----------      ------------
Total                                                     11                 -
                                                 ===========      ============

Banco Galicia Uruguay S.A.
                                                   12.31.03         12.31.02
                                                 ------------     ------------
ASSETS
Investments - special current account deposits
(Schedules C and G)                                       146            1,583
Investments - negotiable obligations (Schedules
C and G)                                               43,274           51,192
                                                 ------------     ------------
Total                                                  43,420          52,775
                                                 ============     ============

INCOME                                             12.31.03         12.31.02
                                                 ------------     ------------
Financial income - interest on special
current account deposits                                    -               60
Financial income - interest on time  deposits               -            1,187
Financial income - interest on negotiable
obligations                                               478               10
                                                 ------------     ------------
Total                                                     478            1,257
                                                 ============     ============

                          Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                    Notes to Financial Statements (Continued)
                   (figures stated in thousands of US dollars)


NOTE 11:       (Continued)

Galicia Valores S.A. Sociedad de Bolsa

EXPENSES                                           12.31.03         12.31.02
                                                 ------------     ------------

Financial loss on Indol                                     1                -
                                                 ------------     ------------
Total                                                       1                -
                                                 ============     ============

Galicia Warrants S.A.                              12.31.03         12.31.02
                                                 ------------     ------------
INCOME
Financial income - Interest earned                          -                1
                                                 ------------     ------------
Total                                                       -                1
                                                 ============     ============


B2Agro S.A.                                        12.31.03         12.31.02
                                                 ------------     ------------
ASSETS
Other receivables - sundry debtors (Note 4
and Schedule (G)                                          919               40
                                                 ------------     ------------
Total                                                     919               40
                                                 ============     ============

INCOME                                             12.31.03         12.31.02
                                                 ------------     ------------
Financial results - interest earned                        32                -
Total                                                      32                -
                                                 ============     ============

Tarjetas del Mar                                   12.31.03         12.31.02
                                                 ------------     ------------
INCOME
Other income and expenses                                  11                -
                                                 ------------     ------------
Total                                                      11                -
                                                 ============     ============

NOTE 12:       RESTRICTIONS IMPOSED ON THE DISTRIBUTION OF PROFITS

               At December 31, 2003 there are no restrictions on the distribution of the Company's retained earnings except for those established by the Argentine Commercial Companies Law and Resolution No. 368/2001 of the National Securities Commission insofar as concerns the setting up of the Legal Reserve with 5% of the net income for the year until 20% of the capital stock is reached. (See Note 10 to the consolidated financial statements).

                          Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                    Notes to Financial Statements (Continued)
                   (figures stated in thousands of US dollars)

NOTE 13:       INCOME TAX - DEFERRED TAX

               Income tax has been determined according to the deferred tax method.

               The following tables show the changes and breakdown of deferred tax assets and liabilities:

               Deferred tax assets:

                                Other            Total
                              receivables

Opening balances                        -               -
Charge to results                     323             323
                         --------------------------------
Closing balances                      323             323
                         ================================

Deferred tax liabilities:

                         Fixed assets       Investments          Total
Opening balances                      4            18,311            18,315
Charge to results                     -            (3,518)           (3,518)
                         --------------------------------------------------
Closing balances                      4            14,793            14,797
                         ==================================================

 Net deferred liabilities at year end, derived from the information included in the preceding tables, amount to US$
 14,475.

 The following table shows the reconciliation of income tax charged to results to that which would result from applying the tax rate in force to the accounting loss:

 Pre-tax loss for the year                                          (76,989)
 Permanent difference:
 Result of exposure to inflation                                         381
 Restatement of profit & loss items                                      941
 Result of long-term investments                                      66,535
 Consolidation adjustment per Technical Pronouncement No. 4              198
 Impairment of value of goodwill                                         767
 Prior year income tax adjustment                                          6
 Non-deductible expenses                                                 621
 Organization expenses                                                 (768)
                                                                  ----------
 Taxable accounting result                                           (8,308)
 Income tax rate in force                                                35%
                                                                  ----------
 Total income tax loss carry-forward (*)                             (2,908)
 Variation between closing and opening deferred tax assets                10
 Variation between closing and opening deferred tax liabilities        3,519
                                                                  ----------
 Sub-total                                                               621
 Argentine source loss carry-forward (**)                                312
 Foreign source loss carry-forward                                     (933)
                                                                  ----------
 Tax determined                                                            -
                                                                  ==========
 (*) Recognized in other income and expenses
 (**) Recognized in other receivables

                          Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                    Notes to Financial Statements (Continued)
                   (figures stated in thousands of US dollars)

NOTE 14:       EARNINGS PER SHARE

               Below is a breakdown of the Earnings per share as of December 31, 2003 and 2002:

                                                   12.31.03         12.31.02
                                                 ------------     ------------

 (Loss) for the year                                 (74,081)        (502,222)
 Number of subscribed and paid-up ordinary
 shares                                             1,092,407        1,092,407

 Earning per ordinary share:
 - Basic                                               (0,07)           (0,46)
 - Diluted                                             (0,07)           (0,46)

NOTE 15:       SUBSEQUENT EVENTS

               After December 31, 2003, the Company made new cash irrevocable capital contributions in Net Investment S.A. for US $20.

               On January 15, 2004, the Company granted FREDDO S.A. a 60-day loan for US$ 150.

NOTE 16:       CAPITAL INCREASE

               On January 2, 2004, the Ordinary and Extraordinary Meeting of Shareholders of Grupo Financiero Galicia S.A. resolved to approve a capital increase for up to US$ 50,853, taking it to US$ 423,688 under the terms of Section 188, paragraph 2, of the Law on Corporations. This capital increase will be intended for the acquisition or receipt as a contribution of Subordinated Negotiable Obligations for up to US$100,000, or other debt securities to be issued by Banco de Galicia y Buenos Aires S.A., or other instruments representing receivables from that Bank, to be issued in exchange for the latter's due and payable debt under the terms of the restructuring of the foreign currency debt governed by foreign legislation being carried out by Banco de Galicia y Buenos Aires S.A., as described in Note 1 to these financial statements.

               The capital increase will be formalized through the issuance of up to 149,000,000 non-voting preferred shares that have preference over ordinary shares, with a face value of one peso, convertible into ordinary Class B shares one year after their issuance, in the event of the Company's liquidation or a change of control over Grupo Financiero Galicia S.A., in both cases at a rate of one preferred share for one ordinary

                          Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                    Notes to Financial Statements (Continued)
                   (figures stated in thousands of US dollars)

NOTE 16:       (Continued)

               Class B share, which shall pay dividends as from the fiscal year in which they are subscribed. The above-mentioned preferred shares shall carry preemptive and accretion rights over any eventual issuance of shares by the Company. The preferred shares will be paid up at their face value plus a premium, either in cash or through a contribution in kind of those securities for up to US$ 100,000 thousand (face value), in the latter case at a rate of US$ 0.00067114 (face value) of debt for each peso (face value) of shares.
               That Meeting of Shareholders resolved to set the value of the debt securities to be received at 73% of their face value in US dollars and, in the event of observations by the National Securities Commission (CNV), acceptance of a lower value of at least 70% shall be vested in the Board of Directors. At the date these financial statements were prepared, no decision had been issued by that body.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the Optional System
          for the Mandatory Acquisition of Shares in a Public Offering"
            Fixed assets For the fiscal year ended December 31, 2003
              In comparative format with the previous fiscal year.
                  (figures stated in thousands of US dollars)

                                                                      Schedule A
     =============================================================================
                                            ORIGINAL VALUES
                              ----------------------------------------------------

                                   At
                               beginning of                             At end of
     Principal account             year         Increases   Deletions      year
     -----------------------------------------------------------------------------


     Real estate                      1,112             -           -      1,112
     Vehicles                            26             -          26          -
     Hardware and software              176             2           -        178
     Furniture and facilities            70             1           -         71
     Total                            1,384             3          26      1,361


                                                 DEPRECIATION
                               -------------------------------------------------
                                                                 For the year
                                                               -----------------
                                Accumulated                                                        Net book     Net book
                                at beginning                                     Accumulated       value at     value at
     Principal account             of year        Deletions     Rate   Amount   at end of year     12.31.03     12.31.02
                                                                 %

     Real estate                         23               -      2         21             44        1,068          1,089
     Vehicles                             7               8     20          1              -            -             19
     Hardware and software               69               -     20         35            104           74            107
     Furniture and facilities            27               -     20         14             41           30             43
     Total                              126               8                71            189        1,172          1,258
     ===============================================================================================================================

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the Optional System
          for the Mandatory Acquisition of Shares in a Public Offering"
          Intangible assets For the fiscal year ended December 31, 2003
              In comparative format with the previous fiscal year.
                  (figures stated in thousands of US dollars)

                                                                     Schedule B





                                       ORIGINAL VALUES

                     At beginning of                                 At end of
Principal account         year           Increases     Deletions       year


Logotype                       19                -          (19)             -
Organization
expenses                      300                -         (300)             -

Goodwill                    6,849                -            -          6,849
Total                       7,168                -         (319)         6,849




                                          AMORTIZATION
                     Accumulated                    For the year
                     at beginning                   ------------       Accumulated at
Principal account     of year      Deletions     Rate %      Amount      end of year


Logotype                      9          (9)         20            -                -
Organization
expenses                    140        (140)         20            -                -

Goodwill                  2,340           -          20        1,370            3,710
Total                     2,489        (149)                   1,370            3,710





                          Valuation          Net book        Net Book
                          allowance          value at        value at
Principal account        (Schedule E)        12.31.03        12.31.02


Logotype                         -                  -               10
Organization
expenses                         -                  -              160

Goodwill                      (768)             2,371            4,509
Total                         (768)             2,371            4,679

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the Optional System
          for the Mandatory Acquisition of Shares in a Public Offering"
      Investments Equity Interests in Other Companies and Other Investments
        Statement of Financial Condition as of December 31, 2003 and 2002
                  (figures stated in thousands of US dollars)

                                                                     Schedule C



                                                                       Book Value           Book Value
          Issuance and characteristics of the securities             as of 12.31.03       as of 12.31.02
----------------------------------------------------------------------------------------------------------

Current  investments (*)

Special current account deposits (Notes 9 and 11 and Schedule G)                  146               1,583
Time deposits (Notes 9 and 11 and Schedule G)                                   7,142              10,433
Mutual Funds (Note 9)                                                              65                   -
Negotiable Obligations  (Notes 9 and 11 and Schedule G)                         1,008               2,784
                                                                     ------------------------------------
Total current investments                                                       8,361              14,800


(*) include accrued interest.


                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the Optional System
          for the Mandatory Acquisition of Shares in a Public Offering"
            Investments Equity in Other Companies and Other Investments
              Statment of Financial Condition as of December 31, 2003 and 2002
                  (figures stated in thousands of US dollars)



                                                                                            SCHEDULE C (contd.)


 Issuance and characteristics of the                              Face                        Acquisition
             securities                    Class                  Value        Number            cost
---------------------------------------------------------------------------------------------------------
Non-current investments
Negotiable Obligations (Note 11 and
Schedule  G)

Banco de  Galicia y Buenos Aires S.A.     Ordinary class "A"      0,0004             101
                                          Ordinary class "B"      0,0004     438,599,602
                                                                             -----------------------------
                                                                             438,599,703           877,602


Net Investment S.A.                       Ordinary                0,0004          10,500                 8
                                          Irrevocable                                                7,422
                                          contributions


Sudamericana Holding S.A.                 Ordinary class "A"      0,0004          31,302
                                          Ordinary class "B"      0,0004          41,735
                                                                             -----------------------------
                                                                                  73,037            11,264


                                          Irrevocable
                                          contributions                                              3,384


Galicia Warrants S.A.                     Ordinary                0,0004         175,000             4,037



                                          -----------------------------------------------------------------
                                                                                                    903,717
Total Non-current Investments




                                           Quotation
                                           per share            Equity value         Book Value           Book Value
 Issuance and characterisitics of the        as of                 as of                as of               as of
             securities                     12.31.03             12.31.03            12.31.03              12.31.02
---------------------------------------------------------------------------------------------------------------------
Non-current investments
Negotiable Obligations (Note 11 and                                                        42,266(*)         48,408(*)
Schedule  G)

Banco de  Galicia y Buenos Aires S.A.
                                          0,001314
                                                                   445,869                445,869           495,627



Net Investment S.A.
                                                                     2,039                  2,039             2,620



Sudamericana Holding S.A.

                                                                     7,056                  7,056             9,483






Galicia Warrants S.A.                                                1,473                  1,473             1,322



                                          --------------------------------------------------------------------------
Total Non-current Investments                                       456,437               498,703           557,460



                                                                INFORMATION ON THE ISSUING COMPANY
                                                                LATEST FINANCIAL STATEMENTS (Note 10)
                                                                                                                            %
                                                                                                                      of equity held
 Issuance and characteristics of the     Principal line of                Capital         Net         Shareholders'   in the capital
             securities                   business           Date         Stock       income/(loss)     equity           stock
------------------------------------------------------------------------------------------------------------------------------------
Non-current investments
Negotiable Obligations (Note 11 and
Schedule  G)

Banco de  Galicia y Buenos Aires S.A.    Financial activities  12.31.03   159,953      (67,909)(1)    461,690       93,585537%




Net Investment S.A.                      Financial and
                                         investment
                                         activities            12.31.03         4       (2,066)(1)      1,949           87,50%


Sudamericana Holding S.A.                Financial and
                                         investment
                                         activities             9.30.03        28          490(2)       8,038       87,500899%





Galicia Warrants S.A.                    Issuer of             10.31.03        68          174(3)       1,678           87,50%
                                         warehouse
                                         receipts and
                                         warrants
                                         -------------------------------------------------------------------------------------------
Total Non-current Investments


--------------------------------------------
(*)  included accrued interest.
(1)  for the fiscal year ended December 31, 2003.
(2)  for the period of three months ended September 30, 2003.
(3)  for the period of six months ended October 31, 2003.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the Optional System
          for the Mandatory Acquisition of Shares in a Public Offering"
            Fixed assets For the fiscal year ended December 31, 2003
              In comparative format with the previous fiscal year.
                  (figures stated in thousands of US dollars)

                                                                      Schedule E

=======================================================================================================================
                                                   Balance at                                            Balance at end
             Captions                           beginning of year      Increases          Decreases         of year
-----------------------------------------------------------------------------------------------------------------------
Allowances:

Valuation allowance - Intangible assets
(Schedule B)                                                  -           1,024              (256)             768
-----------------------------------------------------------------------------------------------------------------------
Total as of 12.31.03                                          -           1,024              (256)             768
-----------------------------------------------------------------------------------------------------------------------
Total as of 12.31.02                                          -          56,721           (56,721)               -
-----------------------------------------------------------------------------------------------------------------------
Provisions:
-----------------------------------------------------------------------------------------------------------------------
Total as of 12.31.03                                          -               -                  -               -
-----------------------------------------------------------------------------------------------------------------------
Total as of 12.31.02                                          -          13,771           (13,771)               -
=======================================================================================================================

                          Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                     Foreign Currency Assets and Liabilities
        Statement of Financial Condition as of December 31, 2003 and 2002
                   (figures stated in thousands of US dollars)

                                                                      Schedule G

===================================================================================================================
                                                                     Amount in                        Amount in
                                      Amount and type                Argentine      Amount and type    Argentine
                                       of foreign                    currency         of foreign       currency
             Captions                   currency       Quotation    at 12.31.03         currency       at 12.31.02
-------------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
Cash and due from banks
Cash                                       US$   315       2,93              923               303              888
Imprest fund                               US$     -       2,93                -                 6               18
Banks                                              -       2,93                1                 -                -
Investments
Special current account deposits           US$   146       2,93              428             1,583            4,638
Time deposits                              US$ 3,919       2,93           11,484             1,336            3,914
Negotiable obligations                     US$ 1,008       2,93            2,952             2,784            8,157
Other receivables
Sundry debtors                             US$   919       2,93            2,694                40              117
                                                                   -------------                  -----------------
Total Current Assets                                                      18,482                             17,732
                                                                  --------------                  ----------------
NON-CURRENT ASSETS
Other receivables
Sundry debtors                             US$ 1,190       2,93            3,488                 -                1
Investments
Negotiable obligations                     US$42,266       2,93          123,840            48,408          141,835
                                                                 ---------------                  -----------------
Total Non-current Assets                                                 127,328                            141,836
                                                                  --------------                   ----------------
Total Assets                                                             145,810                            159,568
                                                                 ===============                  =================
LIABILITIES
CURRENT LIABILITIES
Other debts
Sundry creditors                           US$    23       2,93               68                85              249
Expense accrual                            US$   134       2,93              393               189              554
                                                                 ---------------                   ---------------
Total Current Liabilities                                                   461                                803
                                                                 ---------------                   ----------------
Total Liabilities                                                           461                                803
===================================================================================================================

                          Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
         Information required by Section 64, subsection b) of Law 19550
                               For the fiscal year
                            ended December 31, 2003.
              In comparative format with the previous fiscal year.
                   (figures stated in thousands of US dollars)

                                                                      Schedule H

                                                             Total as of          Administrative        Total as of
                       Captions                               12.31.03               expenses             12.31.02
--------------------------------------------------------------------------------------------------------------------
Salaries and social security charges                                239                     239                298
Bonuses                                                               -                       -                 66
Services to the staff                                                 7                       7                  8
Training expenses                                                     2                       2                  -
Directors' and syndics' fees                                         42                      42                 52
Fees for services                                                   744                     744              1,053
Fixed asset depreciation                                             72                      72                 72
Intangible asset amortization                                     1,370                   1,370              1,433
Leasing of brand (*)                                                 16                      16                 18
Stationery and office supplies                                        6                       6                  4
Condominium Expenses                                                 21                      21                 23
Entertainment, travel and per diem                                   10                      10                 13
Vehicles expenses                                                     1                       1                  7
Insurance                                                             -                       -                 36
Electricity and communications                                       25                      25                 26
Taxes, rates and assessments and contributions                      236                     236                222
Bank charges (*)                                                      1                       1                  1
General expenses (*)                                                204                     204                531
                                                                 ------------------------------------------------------
Total                                                             2,996                   2,996              3,863
=======================================================================================================================

(*) Balances net of eliminations corresponding to intercompany transactions (per
Section 33 of Law 19550). See Note 11 to the financial statements.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                          Notes to Financial Statements
          Presented in comparative format with the previous fiscal year
                   (figures stated in thousands of US dollars)

NOTE 1:        LEGAL SYSTEMS

               There are no significant specific legal systems entailing the lapsing of contingent benefits envisaged by those regulations or their rebirth.

NOTE 2:        CLASSIFICATION OF RECEIVABLES AND DEBTS

               2.1. Receivables: See Note 9 to the financial statements.

               2.2. Debts: See Note 9 to the financial statements.

NOTE 3: CLASSIFICATION OF RECEIVABLES AND DEBTS ACCORDING TO THEIR FINANCIAL EFFECTS

               3.1. Receivables: See Notes 2.a., 2.b. and 9 and Schedule G to the financial statements.

               3.2. Debts: See Notes 2.a., 2.b. and 9 and Schedule G to the financial statements.

NOTE 4:        EQUITY INTERESTS IN OTHER COMPANIES - SECTION 33 OF LAW 19550

               See Notes 9, 10 and 11 and Schedule C to the financial statements.

NOTE 5:        RECEIVABLES FROM OR LOANS GRANTED TO DIRECTORS OR SYNDICS

               As of December 31, 2003 and 2002 there were no receivables from or loans granted to directors or syndics or their relatives up to the second degree inclusive.

                         Grupo Financiero Galicia S.A.
  "Corporation which has not adhered to the Optional System for the Mandatory
                  Acquisition of Shares in a Public Offering"
   Information required in addition to the Notes to the Financial Statements for the fiscal year
             commenced January 1, 2003 and ended December 31, 2003
         Presented in comparative format with the previous fiscal year
                  (figures stated in thousands of US dollars)

NOTE 6:        PHYSICAL INVENTORY OF INVENTORIES

               As of December 31, 2003 and 2002 the Company did not have any inventories.

NOTE 7:        FIXED ASSETS

               See Schedule A to the financial statements.

               a) As of December 31, 2003 and 2002 the Company did not have any technically appraised fixed assets.

               b) As of December 31, 2003 and 2002 the Company did not have any obsolete fixed assets which have a carrying value.

               c) As of December 31, 2003 and 2002, the criterion followed by the Company for determining the recoverable value of its fixed assets consisted of using their value to the business, based on the possibility of absorbing future depreciation charges with the profits reported by it.

NOTE 8:        INSURANCE

               As of December 31, 2003 and 2002, the breakdown of insurance policies taken out by the Company for its fixed assets was as follows:

Insured                                                         Insured      Book Value     Book Value
assets                     Risks covered                        amount         as of          as of
                                                                              12.31.03       12.31.02
Vehicles      Third party  liability,  fire, theft and
              total loss.                                         -              -              19


                         Grupo Financiero Galicia S.A.
  "Corporation which has not adhered to the Optional System for the Mandatory
                  Acquisition of Shares in a Public Offering"
   Information required in addition to the Notes to the Financial Statements
                                  (Continued)
                  (figures stated in thousands of US dollars)

NOTE 9:        ALLOWANCES AND PROVISIONS

               See Schedule E to the financial statements.

NOTE 10:       CONTINGENCIES

               As of December 31, 2003 and 2002, there were no contingencies highly likely to occur which have not been given accounting recognition.

NOTE 11:       IRREVOCABLE ADVANCES TOWARDS FUTURE SHARE SUBSCRIPTIONS

               As of December 31, 2003 and 2002, there were no irrevocable contributions towards future share subscriptions.

NOTE 12:       DIVIDENDS ON PREFERRED SHARES

               As of December 31, 2003 and 2002, there were no cumulative unpaid dividends on preferred shares.

NOTE 13:       LEGAL RESERVE

               See Note 12 to the financial statements.

                         Grupo Financiero Galicia S.A.
  "Corporation which has not adhered to the Optional System for the Mandatory
                  Acquisition of Shares in a Public Offering"
       Supplementary and Explanatory Statement by the Board of Directors
                 For the fiscal year commenced January 1, 2003
                          and ended December 31, 2003
         Presented in comparative format with the previous fiscal year
                  (figures stated in thousands of US dollars)

As called for by the norms regarding accounting documentation of the Cordoba Stock Exchange Regulations, the Board of Directors takes pleasure in submitting the following supplementary and explanatory information.

A.   Current Assets:

     a)   Receivables:

          1)   See Note 9 to the financial statements.
          2)   See Notes 4 and 9 to the financial statements.
          3) As of December 31, 2003 and 2002 the Company had not set up any allowances or provisions.

     b)   Inventories:

          As of December 31, 2003 and 2002, the Company did not have any inventories.

B.   Non-Current Assets:

     a)   Receivables:
           As of December 31, 2003 and 2002 the Company had not set up any allowances or provisions.

     b)   Inventories:
           As of December 31, 2003 and 2002, the Company did not have any inventories.

     c)   Investments:
           See Note 10 and Schedule C to the financial statements.

     d)   Fixed assets:
          1) As of December 31, 2003 and 2002, the Company did not have any technically appraised fixed assets.
          2) As of December 31, 2003 and 2002, the Company did not have any obsolete fixed assets which have a carrying value.

                         Grupo Financiero Galicia S.A.
  "Corporation which has not adhered to the Optional System for the Mandatory
                  Acquisition of Shares in a Public Offering"
       Supplementary and Explanatory Statement by the Board of Directors
                                  (Continued)
                  (figures stated in thousands of US dollars)

     e)   Intangible assets:
          1)   See Note 2.e. and Schedules B and E to the financial statements.
          2)   As of December 31, 2003 and 2002, there were no deferred charges.

C.   Current Liabilities:

     a)   Debts:
          1)   See Note 9 to the financial statements.
          2)   See Note 9 to the financial statements.

D.   Allowances and provisions:

     See Schedule E to the financial statements.

E.   Foreign Currency Assets and Liabilities:

     See Note 2.b. and Schedule G to the financial statements.

F.   Shareholders' Equity:

     1) As of December 31, 2003 and 2002, the Shareholders' Equity did not include the Irrevocable Advances towards Future Share Issues account.
     2) As of December 31, 2003 and 2002, the Company had not set up any technical appraisal reserve; nor has it reversed any reserve of that kind.

G.   Miscellaneous:

     1) The Company is engaged in financial and investment activities, so the restrictions of Section 31 of Law 19550 do not apply to its equity interests in other companies.
     2) As of December 31, 2003 and 2002, the Company recorded receivables for operations conducted with related companies for US$ 2,110 and US$ 40, respectively.
     3) As of December 31, 2003 and 2002 there were no receivables due from or loans granted to directors or syndics or members of

                         Grupo Financiero Galicia S.A.
  "Corporation which has not adhered to the Optional System for the Mandatory
                  Acquisition of Shares in a Public Offering"
       Supplementary and Explanatory Statement by the Board of Directors
                                  (Continued)
                  (figures stated in thousands of US dollars)

          the surveillance committee or their relatives up to the second degree inclusive.
     4)   See Notes 9 and 11 to the financial statements.
     5) As of December 31, 2003 and 2002, the breakdown of insurance policies taken out by the Company for its fixed assets was as follows:


Insured                                                      Insured         Book Value          Book Value
assets                        Risks covered                  amount            as of                as of
                                                                             12.31.03             12.31.02
Vehicles      Third party liability, fire, theft and
              total loss.                                      -                -                    19

     6) As of December 31, 2003 and 2002, there were no contingencies highly likely to occur which have not been given accounting recognition.
     7) As of December 31, 2003 and 2002, the Company did not have any receivables or debts including implicit interest or index adjustments.

The Company has complied with the requirements of Section 65 of Law 19550 in these financial statements.

Autonomous City of Buenos Aires, February 5, 2004.

(signed) Antonio Roberto Garces
Chairman

                         Grupo Financiero Galicia S.A.
  "Corporation which has not adhered to the Optional System for the Mandatory
                  Acquisition of Shares in a Public Offering"
              Informative Review as of December 31, 2003 and 2002

The loss for the fiscal year ended December 31, 2003 reported by the Company amounts to US$ 74,081; it was generated by the valuation of the equity interest in Banco de Galicia y Buenos Aires S.A., which is Grupo Financiero Galicia S.A.'s principal source of income, as shown in its Income Statement.
Grupo Financiero Galicia S.A.'s strategy is to become a leading company engaged in providing comprehensive financial services and, at the same time, continue to strengthen Banco de Galicia y Buenos Aires S.A.'s position as one of the leading companies in Argentina. This strategy will be carried out by supplementing the operations and business conducted by Banco de Galicia through equity interests in companies and undertakings, either existing or to be created, engaged in financial activities as they are understood in the modern economy.

The Ordinary and Extraordinary Meeting of Shareholders held on April 23, 2003 resolved to exercise the option envisaged in Section 24 of Decree No. 677/01, the Company not therefore adhering to the Optional System for the Mandatory Acquisition of Shares in a Public Offering. It also approved the absorption of part of the accumulated losses for the fiscal year ended December 31, 2002 stated in currency of February 2003 with the Discretionary Reserve balance of US$ 168,034, and to carry forward the remaining loss of US$ 331,932.

On January 2, 2004, an Ordinary and Extraordinary Meeting of Shareholders was held, which resolved to approve a capital increase under the terms of Section 188, paragraph 2, of the Law on Corporations (see Note 16 to the financial statements).

In July 2002, the Company received a letter from NASDAQ stating that the NASDAQ Staff Determination had noted the lack of an opinion in the Auditors' Report on the financial statements for the fiscal year ended December 31, 2001 added to the F-20 Form of the Securities & Exchange Commission, and that the financial statements had not been prepared observing the Generally Accepted Accounting Principles in the United States of America (US GAAP). In view of this, in order to prevent the American Depositary Shares (ADR) from being delisted from the NASDAQ National Market, Grupo Financiero Galicia S.A., enforcing its right as envisaged by the NASDAQ Market Regulations, requested a hearing before the NASDAQ Listing Qualifications Panel to review the decision issued by the NASDAQ Staff Determination. This automatically suspended the delisting from the NASDAQ National Market until a final decision is issued. As envisaged by NASDAQ regulations, the mentioned hearing took place on August 8, 2002, at which the representatives of the Company stated that the difficulties caused by the economic crisis affecting Argentina had prevented the Company from preparing the information required by current regulations, so they requested that an extension be granted to be able to comply with all the listing requirements. Subsequently, the representatives requested that the Company's listed ADRs be transferred to NASDAQ SmallCap Market, which operates

                         Grupo Financiero Galicia S.A.
  "Corporation which has not adhered to the Optional System for the Mandatory
                  Acquisition of Shares in a Public Offering"
                 Informative Review as of December 31, 2003 and 2002
                       (figures stated in thousands of US dollars)

according to the same regulations and uses the same electronic market makers system.

On September 9, 2002, the Company received an answer from NASDAQ, informing the Company that the extension to present the Opinion of the External Auditors on the financial statements prepared in accordance with local accounting standards, requested at the hearing, had been granted until September 20, 2002, such Opinion having been presented on September 18, 2002, and to present those financial statements reconciled to US GAAP, until December 2, 2002.

NASDAQ also informed the Company that as from September 13, 2002, the ADRs would be listed on the NASDAQ SmallCap Market, bearing the GGAEC symbol.

On December 10, 2002, the NASDAQ informed the Company that all listing requirements for the compliance of which the latter had requested an extension were deemed to have been met by it. The Company decided to keep its listing on the NASDAQ SmallCap Market and recover its GGAL symbol, which took place as from December 11, 2002.

On July 4, 2002 the Company approved a proposal made by Banco Galicia Uruguay S.A. by which it would receive 3% in cash and the balance in ordinary negotiable obligations, in exchange for investments it held in that entity. On July 26, 2002, the Company entered into an agreement with that Bank by which it undertook to irrevocably exchange ordinary negotiable obligations for US$ 43,000 for subordinated negotiable obligations to those ordinary negotiable obligations for the same amount. On December 23, 2002, the Court of Montevideo hearing the case, approved the reorganization plan requested by Banco de Galicia Uruguay S.A.

In accordance with a resolution adopted by the Central Bank of Uruguay, as from January 9, 2003, Banco Galicia Uruguay S.A. implemented a payment program, which contemplates the reimbursement of 100% of deposits in US dollars plus interest to investors. As agreed, the first step consists of an initial payment of 3% in cash to each holder of time, savings account and demand deposits as of February 13, 2002, as well as the delivery of transferable rescheduled time deposit certificates, as the case may be, issued by Banco Galicia Uruguay S.A. Grupo Financiero Galicia S.A. has collected interest accrued on subordinated negotiable obligations in US dollars at October 31, 2003 and on the portion of ordinary negotiable obligations in US dollars not exchanged for BODEN 2012 at August 31, 2003. Premium on the portion that was exchanged for those securities and the corresponding yield were collected. On December 22, 2003, the Company collected the cash advance of 7.5% of the principal amount of ordinary

                         Grupo Financiero Galicia S.A.
  "Corporation which has not adhered to the Optional System for the Mandatory
                  Acquisition of Shares in a Public Offering"
                 Informative Review as of December 31, 2003 and 2002
                       (figures stated in thousands of US dollars)

negotiable obligations, corresponding to the second exchange proposed by Banco Galicia Uruguay S.A.

Lastly, it should be noted that the Board of Directors of the Central Bank of Uruguay has resolved to extend the intervention in Banco Galicia Uruguay S.A. with suspension of its activities and substitution of authorities established in the corporate by-laws up to and including March 31, 2004.

For the sake of brevity, we refer to the economic context within which the Company operated in Note 1 to these financial statements.

KEY STATEMENT OF FINANCIAL CONDITION FIGURES

                                   12.31.03        12.31.02      12.31.01        12.31.00       12.31.99
Current Assets                      10,719          15,306         50,247          51,413             16
Non-current Assets                 503,760         563,399      1,009,823         942,373        434,388
                             --------------  --------------  -------------  --------------  ------------
Total Assets                       514,479         578,705      1,060,070         993,786        434,404
                             ==============  ==============  =============  ==============  ============

Current Liabilities                    589             965            829             473             42
Non-current liabilities             14,799          18,478              2               2              2
                             --------------  --------------  -------------                  ------------
Total Liabilities                   15,388          19,443            831             475             44
                             --------------  --------------  -------------  --------------  ------------

Shareholders' Equity               499,091         559,262      1,059,239         993,311        434,360
                             --------------  --------------  -------------  --------------  ------------
Total                              514,479         578,705      1,060,070         993,786        434,404
                             ==============  ==============  =============  ==============  ============

KEY INCOME STATEMENT FIGURES
                                  12.31.03        12.31.02       12.31.01        12.31.00       12.31.99

Ordinary operating result          (69,531)       (495,301)        89,567          97,438         12,677
Financial results                   (6,566)         13,116            401              27              -
Other income and expenses            2,016             183            319             181              -
                             --------------  --------------  -------------                  ------------
Ordinary net (loss)/income         (74,081)       (482,002)        90,287          97,646         12,677
                             --------------  --------------  -------------  --------------  ------------
Income tax                               -         (20,220)             -               -              -
                             --------------  --------------  -------------  --------------  ------------
Net (loss)/income                  (74,081)       (502,222)        90,287          97,646        12,677
                             ==============  ==============  =============  ==============  ============

                          Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
               Informative Review as of December 31, 2003 and 2002
                   (figures stated in thousands of US dollars)

RATIOS
                            12.31.03        12.31.02          12.31.01             12.31.00        12.31.99
Liquidity                   18.196987       15.857496         60.635502            108.608508      0.390244
Credit standing             32.434392       28.764166       1,274.56673          2,087.804878     9,789.800
Capital assets               0.979164        0.973552          0.952601              0.948266      0.999962
Return on equity           (0.142769)      (0.695050)          0.086450              0.136448      0.029186

The Company's individual financial statements have been considered to disclose the key statement of financial condition figures and key income statement figures, as its consolidated financial statements are disclosed in line with the provisions of Argentine Central Bank Communique "A" 3147 and supplementary rules regarding financial reporting requirements for the publication of quarterly and annual financial statements and observing the guidelines of Technical Pronouncement No. 8 of the Argentine Federation of Professional Councils in Economic Sciences.

For comparative purposes, the balances as of December 31, 2002, 2001, 2000 and 1999 have been restated to constant currency of February 28, 2003.

Equity interests in other companies

> Banco de Galicia y Buenos Aires S.A.

See section entitled "Situation of Banco de Galicia y Buenos Aires S.A. and its subsidiaries", in Note 1 to the financial statements.

> Net Investment S.A.

Net Investment S.A. is a holding company, which is engaged in investing and developing technology business and it provides communications, internet, connectivity and contents services, in order to create value for its shareholders. Grupo Financiero Galicia S.A. holds an 87.50% equity interest in this company and Banco de Galicia y Buenos Aires S.A., owns the remaining 12.50% of its capital stock.

Cash contributions made as of December 31, 2003 amounted to US$ 1,228. After the closing date of these financial statements, Grupo Financiero Galicia S.A. made new cash contributions for US$ 20.

On July 16, 2002, Net Investment S.A. acquired 749 shares which represent 6.2416% of the capital stock of B2Agro S.A., taking its interest to 99.99167%. Through its parent company B2Agro S.A. this company, which operates under the trade name Red de Campo, seeks to strengthen the leadership position of the Bank in the agricultural and livestock sector. As a service company, it provides solutions to all participants in the

                         Grupo Financiero Galicia S.A.
  "Corporation which has not adhered to the Optional System for the Mandatory
                  Acquisition of Shares in a Public Offering"
              Informative Review as of December 31, 2003 and 2002
                  (figures stated in thousands of US dollars)

agricultural and livestock production chain in order to facilitate their management, business and integration by grouping and intercommunicating them, thus forming the first private network in the sector. As of December 31, 2002, that network consisted of more than 500 agricultural and livestock producers and more than 30 providers of goods and services, which were carefully selected based on their skills and administration and technology levels.

B2Agro is currently implementing a program by which it participates in all aspects, from the search for inputs to the sale of grains on the complex futures market. To this end it has acquired a share in Mercado a Termino de Buenos Aires.

During 2003, B2Agro S.A. increased its level of activity by conducting business involving inputs, financial structurings and operations on Mercado a Termino de Buenos Aires, obtaining a greater share of the inputs market, with a volume sold of approximately US$ 3,413, and consolidating a 250% growth. Furthermore, an alliance was implemented with Jose Manuel Diaz Herrera S.A. to structure the sale of all types of cattle, thus offering a wider range of services.

As regards technological services, the web page of Fundacion Producir Conservando and information modules were developed to be used by customers of Banco Galicia through the Galicia Office tool. During 2004, management tools will be provided to producers through this Galicia Office tool.

With regard to the equity interest that Net Investment S.A. holds in Duenovende S.A., during 2002, the macroeconomic situation and the measures implemented by the Argentine Government significantly affected the mortgage loan business, producing a significant decrease in real estate purchase and sale operations, areas linked with the main source of income of the company. For this reason, the "Soloduenos.com.ar" web site has been disabled since January 1, 2003. In view of these circumstances, and of the fact that there are no prospects for undertaking new projects, the Ordinary and Extraordinary Meeting of Shareholders of that company held on April 2003 resolved to dissolve Duenovende S.A in advance and subsequently liquidate it. To date, formalities are being carried out to close down this company. Nevertheless, Banco de Galicia y Buenos Aires S.A. continues to offer real estate properties for sale and financing for their acquisition through its e-galicia.com web page.

Net Investment S.A. permanently evaluates various other types of new business in relation to e-commerce, development of internet projects, broadband communications and contents for wireless services. In all these projects, the company is seeking to make

                         Grupo Financiero Galicia S.A.
  "Corporation which has not adhered to the Optional System for the Mandatory
                  Acquisition of Shares in a Public Offering"
              Informative Review as of December 31, 2003 and 2002
                  (figures stated in thousands of US dollars)

use of the synergies with the operations carried out by Grupo Financiero Galicia S.A. and Banco de Galicia y Buenos Aires S.A.

> Sudamericana Holding S.A.

Sudamericana Holding S.A. is a group of life and retirement insurance companies. The equity interest held by Grupo Financiero Galicia S.A. in this company is 87.50%, and the remaining 12.50% interest is held by Banco de Galicia y Buenos Aires S.A.

In April 2002, Grupo Financiero Galicia S.A. purchased 8 functional units of the building located at Maipu 241, in the amount of US$ 863 through the release of the guarantees provided by Hartford Life International Ltd. and Hartford Life Ltd. in favor of Grupo Financiero Galicia S.A., as stipulated in the contract for the purchase of shares in Sudamericana Holding S.A. executed on September 7, 2001.

The insurance business undertaken by the Company through its interest in Sudamericana Holding S.A. is part of Grupo Financiero Galicia S.A.'s strategy to strengthen its positioning as a leading financial service provider, thus supplementing those businesses which Banco de Galicia y Buenos Aires S.A. may only conduct to a limited extent, in line with prevailing regulations.

As of September 30, 2003, the production of all Group companies represented 2.48% of the life insurance market, being ranked 8th among life insurers. As of December 31, 2003, the consolidated figure was 1,365,039 insureds and 43,973 insurance policies. Continuing with the strategy commenced in 2002, the company's business was focused primarily on the maintenance of its portfolio, loyalty campaigns having been promoted towards its current individual customers. In the search for products adapted to the new market conditions, the company launched a health plan, which combines the payment of compensation with the providing of medical services. It also strengthened the sale of personal accident insurance and other low premium life insurance plans. The distribution continued to be focused on the Banco Galicia channel and on the development of a network of independent agents of its own, with more than 100 active members, as well as a redirection towards independent agents. The company also continued to strengthen the sale of insurance policies through non-traditional channels, implementing a telephone sale program and extending such sale through the branches of Tarjetas Regionales S.A. Furthermore, the Salta Institute continues to expand its regional scope, covering the provinces of Jujuy, Tucuman and Catamarca, in addition to Salta.

                          Grupo Financiero Galicia S.A.
  "Corporation which has not adhered to the Optional System for the Mandatory
                  Acquisition of Shares in a Public Offering"
              Informative Review as of December 31, 2003 and 2002
                  (figures stated in thousands of US dollars)

> Galicia Warrants S.A.

Galicia Warrants S.A. was established in April 1993, and is authorized to store goods and issue Warehouse Receipts and Warrants, in line with the provisions of Law 9643. Its corporate purpose is to facilitate access to credit and financing, secured by goods that remain under its custody. Grupo Financiero Galicia S.A. holds an 87.50% equity interest in this company and Banco de Galicia y Buenos Aires S.A., owns the remaining 12.50% of its capital stock.

Galicia Warrants has provided its goods custody and control services to more than 600 companies at more than 800 warehouses distributed throughout Argentina, the humid pampa being the region where most of its business is concentrated. Its principal customers belong to the agricultural, industrial and agroindustrial sectors, as well as exporters.

As mentioned in Note 1 to the financial statements, the impact generated by all these measures adopted to date by the Government on the financial statements of Grupo Financiero Galicia S.A. and its controlled entities as of December 31, 2003 was recognized according to evaluations and estimates made at the date of preparing them. Future actual results might differ from those evaluations and estimates and those differences could be significant. Therefore, the financial statements of the Company may not report all the adjustments that could result from these adverse conditions or from any future amendments that could be made to legal and regulatory norms in force.

In the case of the financial system, one of the most important issues is to achieve the regeneration of credit, which is essential for economic growth, taking advantage of the greater competitiveness produced by a high real exchange rate, and to rebuild public trust in the banking system as a savings instrument.

The possibility of Argentina returning to sustained growth will largely depend on the recovery of the financial system because, within a context of lack of access to international markets the generation of credit will only be possible through the domestic financial system, and because the banking system is an essential component of any market economy.

The Company's outlook for the current year is basically linked with the development of the Argentine economy, and particularly of the financial system.

Autonomous  City of Buenos Aires,  February 5, 2004.
Signed)  Antonio  Roberto Garces. Chairman.

                         Grupo Financiero Galicia S.A.
  "Corporation which has not adhered to the Optional System for the Mandatory
                  Acquisition of Shares in a Public Offering"
              Informative Review as of December 31, 2003 and 2002
                  (figures stated in thousands of US dollars)

I, Silvia Cristina Bolzon, a Public Translator duly registered and sworn and licensed to issue translations from English to Spanish and vice versa in the City of Buenos Aires, hereby attest that the foregoing is a true and fair translation into English of the attached financial statements, notes and schedules, as well as the information required in addition to the notes to the financial statements by Section 68 of the Buenos Aires Stock Exchange regulations, supplementary and explanatory statement by the Board of Directors required by the Cordoba Stock Exchange regulations and the informative review corresponding to Grupo Financiero Galicia S.A. for the fiscal year ended December 31, 2003, presented in comparative format with the previous year, produced in Spanish, a copy of which I have had before me. Given and signed in Buenos Aires, Argentina on February 19, 2004. This translation consists of 129 pages.
Es traduccion fiel al ingles de los estados contables, notas y anexos, informacion adicional requerida por el Articulo 68 del reglamento de la Bolsa de Comercio de Buenos Aires, declaracion del Directorio complementaria y aclaratoria requerida por el reglamento de la Bolsa de Comercio de Cordoba y la resena informativa correspondientes a Grupo Financiero Galicia S.A. por el ejercicio terminado el 31 de diciembre de 2003, presentado en forma comparativa con el ejercicio anterior, redactados en idioma castellano que se acompanan en primer termino y que he tenido a la vista, de lo cual doy fe en Buenos Aires el dia 19 de febrero de 2004. La presente traduccion consta de 129 fojas utiles.

TRADUCCION PUBLICA
Report of the Supervisory Syndics Committee
To the Directors and Shareholders of Grupo Financiero Galicia S.A.

In our capacity as Syndics of Grupo Financiero Galicia S.A., as called for by
Section 294, subsect. 5, of the Corporations Law, we have examined the documents detailed in section I. below. Such documents are the responsibility of the Board of Directors of the Company. Our responsibility is to report on those documents.

I.   DOCUMENTS EXAMINED

We have examined the Inventory, the Statement of Financial Condition of Grupo Financiero Galicia S.A. as of December 31, 2003, and the related Income Statement, Statement of Changes in Shareholders' Equity and Statement of Cash Flows for the fiscal year then ended, as well as Notes 1 to 16, Schedules A, B, C, E, G and H, Informative Review, the Information required in addition to the Notes to the Financial Statements by article 68 of the Buenos Aires Stock Exchange regulations and the Supplementary and Explanatory Statement by the Board of Directors, as required by the Norms concerning Accounting Documentation of the Cordoba Stock Exchange Regulations, which supplement them. Furthermore, we have examined the Consolidated Statement of Financial Condition of Grupo Financiero Galicia S.A. as of December 31, 2003 and the Consolidated Income Statement and Consolidated Statement of Cash Flows for the fiscal year then ended, as well as Notes 1 to 20, which are presented as supplementary information.

II.  SCOPE OF THE AUDIT EXAMINATION

Our examination was conducted in accordance with standards applicable in Argentina to syndics. These standards require syndics to review the documents detailed in section I. observing prevailing auditing standards, and verify the consistency of the documents examined with the information concerning corporate decisions, as disclosed in minutes, and evaluate the conformity of those decisions with the law and the by-laws insofar as concerns formal and documentary aspects.
For purposes of our professional work in relation to the documents detailed in section I., we reviewed the work performed by the external auditors, who issued their report in accordance with prevailing auditing standards, in which they issued no opinion on the above-mentioned financial statements.

Our review included verifying the planning of the work, as well as the nature, scope and timing of the procedures applied and the results of the audit performed by those professionals. These standards require that the auditor plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatements or significant errors. An audit includes examining, on a selective test basis, the judgmental elements supporting the amounts and information disclosed in the financial statements. An audit also includes assessing the accounting standards used and the significant estimates made by the Board of Directors of the Company, as well as evaluating the overall financial statement presentation. It is not the responsibility of the Supervisory Syndics Committee to perform any control over the management, so our examination did not cover the business decisions and criteria regarding the different areas of the Company, as such matters are the exclusive responsibility of the Board of Directors.

We also report that in performance of the legality control that is part of our field of competence, during this year we have applied all the other procedures described in Section 294 of Law 19550 which we deemed necessary according to the circumstances.

In addition, we have verified that the Informative Review, the Information required in addition to the Notes to the Financial Statements and the Supplementary and Explanatory Statement by the Board of Directors for the fiscal year ended December 31, 2003, contain the information required by Regulations of the National Securities Commission, Section 68 of the Buenos Aires Stock Exchange regulations and Section 2 of the Norms concerning Accounting Documentation of the Cordoba Stock Exchange Regulations, respectively, and insofar as concerns our field of competence, that the numerical data contained therein are in agreement with the Company's accounting records and other relevant documentation. Assumptions and projections on future events contained in that documentation are the responsibility of the Board of Directors.

We consider that our work provides a reasonable basis for our report.

III. PRELIMINARY EXPLANATIONS

The Board of Directors has evaluated in Note 1 to the financial statements the conditions existing in relation to the economic measures adopted by the Government to confront the crisis affecting Argentina, a process that has not yet been concluded. The impact generated by those measures on the economic and financial situation of the Company and its controlled entities has been recognized in the financial statements according to the evaluations and estimates made by Management. Future actual results could differ with various degrees of significance from those evaluations and estimates. The existence of processes for restructuring the credit portfolio and renegotiating liabilities not yet defined at the controlled entities generates uncertainty as to their final outcome and their impact on the financial position and future development of those companies and, consequently, of the Company.
Furthermore, the equity interest held by the Company in Banco de Galicia y Buenos Aires S.A. represents approximately 86.7% of its Assets and 89.3% of its Shareholders' Equity, therefore requiring a special mention.
The situation of that Entity and its controlled entities produced by the crisis affecting the Argentine financial sector, as well as the situation of the Company in particular, has given rise to the situations that have been disclosed by the Company in Note 1 to the financial statements and Note 3 to the consolidated financial statements, and by the external auditors in sections 4. to 11. of their report, the development and resolution of which might have a significant effect on the normal conduct of the Company's operations in the future. In notes to its financial statements, the Company discloses and evaluates its own assets and liabilities and/or those of its controlled companies, for the valuation and allocation of which it has applied the criteria established by the Argentine Central Bank, or based on premises on future events, which differ from professional accounting standards. Section 12 of the report issued by the auditors makes reference to these situations, so no opinion is issued on the financial statements of Grupo Financiero Galicia S.A.. This Supervisory Syndics Committee concurs with those statements. Consequently, the financial statements should be considered in the light of these uncertain circumstances.

IV.  CONCLUSION

In our opinion, based on the examination performed with the scope mentioned in section II., the accompanying financial statements have been prepared in accordance with professional accounting standards prevailing in the Autonomous City of Buenos Aires, except for the application of valuation, disclosure and revenue recognition criteria relating to directly and indirectly controlled companies, as disclosed in the notes to financial statements and consolidated financial statements, which differ from those standards. Therefore, the financial condition, results of operations and changes in shareholders' equity disclosed have been determined on the basis of the application of those standards. Nevertheless, in view of the effect on the above financial statements that could derive from possible adjustments and reclassifications that might be required following resolution of the situation described under Preliminary Explanations in section III. above, we understand that the financial statements referred to above, as well as the financial condition, results of operations and changes in shareholders' equity disclosed in them, should be read and construed in the light of the uncertain conditions generated by subsequent economic developments, the impact of which on the Company's economic and financial position cannot be evaluated with reasonable certainty. Therefore, we do not issue any opinion in this connection.
As regards the Informative Review, theInformation required in addition to the Notes to the Financial Statements and the Supplementary and Explanatory Statement by the Board of Directors for the fiscal year ended December 31, 2003, we have no observations to make insofar as concerns our field of competence, and the assertions on future events are the exclusive responsibility of the Board of Directors of the Company.

Furthermore, we report that: a) the accompanying financial statements and related inventory stem from accounting records kept, in all formal respects, in compliance with legal rules prevailing in Argentina; b) as called for by Resolution No. 368 of the CNV as regards the independence of the external auditor and the nature of the auditing policies applied by the latter and the accounting policies followed by the Company audited, the report issued by that external auditor includes a statement of compliance with prevailing auditing standards, that provide for the independence of the external auditor, and contains no qualifications with regard to the application of the professional accounting standards, except as mentioned in its report, related to the application of the Argentine Central Bank regulations, which prevail over the application of professional accounting standards.

Buenos Aires, February 5, 2004

(Signed) NORBERTO DANIEL CORIZZO, Syndic, for the Supervisory Syndics
Committee.

I, Silvia Cristina Bolzon, a Public Translator duly registered and sworn and licensed to issue translations from English to Spanish and vice versa in the City of Buenos Aires, hereby attest that the foregoing is a true and fair translation into English of the attached Report of the Supervisory Syndics Committee corresponding to Grupo Financiero Galicia S.A. for the fiscal year ended December 31, 2003, produced in Spanish, a copy of which I have had before me.
Given and signed in Buenos Aires, Argentina on February 19, 2004. This translation consists of 4 pages

Es traduccion fiel al ingles del Informe de la Comision Fiscalizadora correspondiente a Grupo Financiero Galicia S.A. por el ejercicio terminado el 31 de diciembre de 2003, redactado en idioma castellano cuya copia se acompana en primer termino y que he tenido a la vista, de lo cual doy fe en Buenos Aires el dia 19 de febrero de 2004. La presente traduccion consta de 5 fojas utiles.

                                AUDITORS' REPORT

To the Chairman and Directors of
Grupo Financiero Galicia S.A.
Tte. Gral. Juan D. Peron 456, Piso 2(0)
Autonomous City of Buenos Aires

     1. We have audited the statements of financial condition of Grupo Financiero Galicia S.A. as of December 31, 2003 and 2002, and the related income statements, statements of changes in shareholders' equity and statements of cash flows for the fiscal years then ended, as well as Notes 1 to 16, Schedules A, B, C, E, G and H, Informative Review, the Information required in addition to the Notes to Financial Statement by Section 68 of the Buenos Aires Stock Exchange regulations, and the Supplementary and Explanatory Statement by the Board of Directors, as required by the rules regarding accounting documentation of the Cordoba Stock Exchange regulations, which supplement them. Furthermore, we have audited the consolidated statements of financial condition of Grupo Financiero Galicia S.A. as of December 31, 2003 and 2002, and the consolidated income statements and consolidated statements of cash flows for the fiscal years then ended, together with Notes 1 to 20, which are presented as supplementary information. The preparation and issuance of these financial statements are the responsibility of the Company.

     2. Our examinations were conducted in accordance with auditing standards prevailing in Argentina, as approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires and included the auditing procedures established by Argentine Central Bank Communique CONAU-1. These standards require that the auditor plan and perform the audit to obtain reasonable assurance that the financial statements are free of significant errors and to form an opinion on the fairness of the significant information disclosed in the financial statements. An audit includes examining, on a selective test basis, the evidence supporting the amounts and information disclosed in the financial statements. An audit also includes assessing the accounting standards used and the significant estimates made by Company, as well as evaluating the overall financial statement presentation. We consider that our audits provide a reasonable basis for the statement made in paragraph 15.

     3. The equity interest held by the Company in Banco de Galicia y Buenos Aires S.A. as of December 31, 2003 represents approximately 86.7% and 89.3% of the Company's assets and shareholders' equity, respectively. The possibility of recovering that investment has been affected by the uncertain circumstances detailed in paragraphs 4. to 11. below.

     4. As described in Note 1 to the financial statements, Banco de Galicia y Buenos Aires S.A. continues with the restructuring process involving certain financing of its private sector portfolio, mainly corresponding to concessionaires of public utility services which, net of loan loss allowances, amounts to approximately $445,000 thousand (US$151,877 thousand) and $580,000 thousand (US$197,952 thousand) as of December 31, 2003 and December 31, 2002, respectively, on consolidated bases. At the date of issue of this report, it is not possible to foresee the impact on the classification of debtors and the levels of allowances set up, which could derive from the outcome of that process.

     5. As mentioned in Note 1 to the financial statements, the Government declared default on public debt servicing in early 2002, the restructuring of which is currently under negotiation. As of December 31, 2003 and 2002, financing to the public sector recorded by the Company in the consolidated financial statements, including "Government securities", "Loans", "Compensation to be received" and "Trust Funds", totaled approximately $16,529,760 thousand (US$5,641,556 thousand) and $17,531,000 thousand (US$5,983,276 thousand), respectively. Approximately 95% of these balances correspond to financing and government securities not subject to the restructuring of the sovereign debt, of which approximately 49% will be used as collateral for compliance with financial obligations with the Argentine Central Bank, as indicated in Note 1, under sections "Treatment accorded to extraordinary assistance granted to financial institutions by the BCRA" and "Situation of Banco de Galicia y Buenos Aires S.A. and its subsidiaries - Subsequent events". It is not possible to assure that the recoverable values of the above mentioned financing will exceed their respective carrying values as of December 2003 and 2002.

     6. Without prejudice to the statement made in paragraph 5 above, as mentioned in Note 1 to the financial statements, Banco de Galicia y Buenos Aires S.A. records $1,609,982 thousand (US$549,482 thousand) ($1,416,985 thousand -US$483,613 thousand- not yet released) and $4,629,595 thousand (US$1,580,067 thousand) in "Government and corporate securities" and "Other receivables resulting from financial brokerage", respectively, as of December 31, 2003, which were generated by the request for compensation for the losses caused by the devaluation of the currency and conversion into pesos that Bank submitted to the Argentine Central Bank. At the date of this report, the final settlement of that compensation and the release of the government securities by the Argentine Central Bank were still pending. As mentioned in Note 1 to the financial statements, as a result of the review of the calculation performed, that Entity has made observations on certain issues, some of which have not been recognized by Banco de Galicia y Buenos Aires S.A. and the latter has requested authorization to examine the records in order to know the grounds for those observations. The amounts under discussion have been covered with allowances set up by Banco de Galicia y Buenos Aires S.A. as of December 31, 2003. As of December 31, 2002, that Bank recorded $693,471 thousand (US$236,680 thousand) and $7,098,505 thousand (US$2,422,698 thousand) under

          "Government and corporate securities" and "Other receivables resulting from financial brokerage", respectively, for that item.

     7. As of December 31, 2003 and 2002, Banco de Galicia y Buenos Aires S.A. records rescheduled deposits (CEDROS) for $301,813 thousand (US$103,008 thousand) and $875,482 thousand (US$298,799 thousand) (principal), respectively, under liabilities, corresponding to deposits converted into pesos under Decree 214/02. Furthermore, as established by the Argentine Central Bank, as of December 31, 2003 Banco de Galicia y Buenos Aires S.A. recorded $487,020 thousand (US$166,218 thousand) in "Intangible assets", net of accumulated amortization, paid in compliance with court resolutions ordering Banco de Galicia y Buenos Aires S.A. to reimburse its customers for the difference between the deposits converted into pesos and their value at the free US dollar exchange rate. As of December 31, 2002, Banco de Galicia y Buenos Aires S.A. had recorded $446,756 thousand (US$152,476 thousand) in "Other receivables resulting from financial brokerage" for that item. As explained in Note 1 to the financial statements, so far the Supreme Court of Justice has not ruled on certain cases involving US dollar deposits placed by individual savers. Banco de Galicia y Buenos Aires S.A. formally requested from the National Executive Branch (Presidency of the Nation), with a copy to the Ministry of Economy and the BCRA, compensation for the amounts paid for that item, involved in final and conclusive judgments. It is not possible to determine the final amounts to be applied to those deposits converted into pesos, or whether the amounts already paid will be recovered by that Bank.

     8. As mentioned in Note 1 to the financial statements, Banco Galicia Uruguay S.A., an entity controlled by Banco de Galicia y Buenos Aires S.A. has been intervened by the Central Bank of Uruguay. In addition, its controlled entity, Banco de Galicia (Cayman) Ltd. is subject to a provisional liquidation process. These processes, including the transfer of securities to Banco Galicia Uruguay S.A. in compensation for the assets converted into pesos described in Note 1 to the financial statements, and the offer to exchange deposits and rescheduled obligations for government securities, had not been concluded at the date of issue of these financial statements, so there is uncertainty as to the effects derived from the outcome of those processes on the assets and liabilities of those entities and on the assets and liabilities and financial position of Grupo Financiero Galicia S.A., including the recoverability of the restructured investment held by the Company in Banco Galicia Uruguay S.A.

     9. Banco de Galicia y Buenos Aires S.A. recorded $102,705 thousand (US$35,053 thousand) under "Other receivables resulting from financial brokerage" as of December 31, 2003, for the estimate of the difference resulting from applying the Reference Stabilization Index (CER) to the loans subject to adjustment by applying the Salary Variation Index
          (CVS). At the date of issue of these financial statements, this additional compensation, which was approved by Law 25796, promulgated by the National Executive Branch and regulated by the Ministry of Economy, and will be paid through the delivery of National Government Bonds in pesos at variable rates due 2013, was pending regulation and settlement by the Argentine Central Bank.

     10. The situation of Banco de Galicia y Buenos Aires S.A. and its controlled entities, derived from the liquidity crisis affecting the Argentine financial system and worsened by the effects of the measures and economic context mentioned in Note 1 to the financial stsatements and the effects that could derive following resolution of the situations described in paragraphs 4 to 9 above, as well as compliance by Banco de Galicia y Buenos Aires S.A. with the "Galicia Capitalization and Liquidity Plan" detailed in Note 1 to the financial statements, of which the restructuring and/or capitalization of its financial obligations and compliance with technical ratios are still pending, in addition to the mismatch of terms and yields of financial assets and liabilities and the generation of sufficient profits, are factors that raise doubts about the normal course of business of Banco de Galicia y Buenos Aires S.A.. That Bank has prepared its financial statements following the accounting principles described in Notes 2 and 3 to the consolidated financial statements, which are applicable to a going concern. Therefore, those financial statements do not include the effects of possible adjustments and reclassifications, if any, that might be required following resolution of the situations described above and if Banco de Galicia y Buenos Aires S.A. and Grupo Financiero Galicia S.A. were obliged to sell their assets and settle their liabilities, including contingencies, in conditions other than those prevailing at the date of issue of the financial statements.

     11. As mentioned in Note 1 to the financial statements, as a result of the economic crisis affecting Argentina, the period under consideration has been affected by all measures adopted by the Government. The future development of the economic crisis could require the Government to modify some of the measures adopted or to issue new regulations. Furthermore, the estimates contained in these financial statements could vary as a result of future events. Therefore, the financial statements of the Company must be read in the light of these circumstances.

     12. Banco de Galicia y Buenos Aires S.A. has prepared its financial statements following valuation and disclosure criteria established by Argentine Central Bank regulations. As mentioned in Note 3 to the consolidated financial statements, these criteria for valuing certain assets and liabilities and the financial reporting requirements established by that control entity and accepted by the CNV for financial institutions, differ from the general regulations established by the CNV for issuing entities and professional accounting standards in force in the Autonomous City of Buenos Aires. Except for the cases indicated in that Note, the effect on the financial statements derived from the different valuation criteria has not been considered at Grupo Financiero Galicia S.A.

     13. Our audit report dated February 17, 2003 on the financial statements of the Company as of December 31, 2002 included a qualification regarding the criterion for consolidating the interests in Banco Galicia Uruguay S.A. and Banco Galicia (Cayman) Ltd., which was not in accordance with professional accounting standards. As detailed in Note 1 to the financial statements, this situation was resolved at the date of issue of this report.

     14. The Company carries its accounting records and reports its net worth and financial position, results of operations, changes in shareholders equity and cash flows in Argentine currency, as required by existing legal rules.

          Nevertheless, the financial statements mentioned in paragraph 1. have been translated to U.S. dollars at the exchange rate of US$ 1 = $ 2.93 prevailing at December 31, 2003, in connection with their presentation to the National Securities Commission and in compliance with the provisions of General Resolution No. 368/2001.

          The accompanying financial statements are presented on the basis of accounting principles generally accepted in Argentina, which may differ from the accounting principles generally accepted in jurisdictions other than Argentina, where those financial statements are to be used.

     15. In view of the effect on the financial statements that could derive from the adjustments or reclassifications, if any, which might be required following resolution of the situations described in paragraphs 4. to 11. above, we are not in a position to express, and therefore do not express an opinion on the financial statements of Grupo Financiero Galicia S.A., and its consolidated financial statements as of December 31, 2003 and 2002 detailed in paragraph 1., taken as a whole, prepared in accordance with Argentine Central Bank regulations and, except for the departures from professional accounting standards mentioned in paragraph 12. above, in accordance with accounting standards applicable in the Autonomous City of Buenos Aires.

     16.  As called for by the regulations in force, we report that:

          a) The financial statements of Grupo Financiero Galicia S.A. and its consolidated financial statements have been transcribed to the "Inventory and Balance Sheet" book and are in compliance with the provisions of the Corporations Law and pertinent resolutions of the CNV.

          b) The financial statements of Grupo Financiero Galicia S.A. and its consolidated financial statements stem from accounting records kept in all formal respects as called for by prevailing legal rules, which maintain the same security and integrity conditions as those authorized by the CNV.

          c) We have read the Informative Review and the Information required in addition to the Notes to the Financial Statements by article 68 of the Buenos Aires Stock Exchange regulations, as well as the Supplementary and Explanatory Statement by the Board of Directors, as required by the rules regarding accounting documentation of the Cordoba Stock Exchange regulations, and insofar as concerns our field of competence, we have no significant observations to make concerning them. The projections on future events stated in that documentation are the exclusive responsibility of the Company's Board of Directors.

          d) As of December 31, 2003, Grupo Financiero Galicia S.A.'s debt accrued towards the Integrated Pension and Survivors' Benefit System, according to the accounting records, amounted to $ 10,073.88 (US$3,438), which were not yet due at that date.

Autonomous City of Buenos Aires, February 5, 2004

                                         PRICE WATERHOUSE & CO.

                                                                      (Partner)
                                         --------------------------------------
                                         Professional Registration of the Firm:
                                         C.P.C.E.C.A.B.A. To. 1 Fo. 1
                                         Dr. I. Javier Casas Rua
                                         Public Accountant (U.B.A.)
                                         C.P.C.E. C.A.B.A. To. 121 Fo. 94